

Progress



A. Schulman

07

A. SCHULMAN, INC. 2007 ANNUAL REPORT



Fiscal 2007 was a year of progress

for A. Schulman as it continued to strengthen its North American operations and expand globally. With a vision for the future and a focus on innovation, the Company has positioned itself to serve customers and stockholders more efficiently by providing a wide range of products and applications for diverse and growing markets. Headquartered in Akron, Ohio, A. Schulman is a leading international supplier of high-performance plastic compounds and resins used in consumer, industrial, automotive and packaging applications. Principal product lines include proprietary and custom-formulated engineered plastic compounds, color concentrates and additives that improve the appearance and performance of plastic components. The Company operates facilities in North America, Europe and the Asia-Pacific region.

Progress

»»»»

Our progress during the year included several actions to help restore our North American operations to long-term profitability.



To our stockholders:

THROUGH OUR COMPANY-WIDE COST-CUTTING EFFORTS, INTRODUCTION OF INNOVATIVE TECHNOLOGY AND CONTINUED GLOBAL EXPANSION, A. SCHULMAN IN FISCAL 2007 STRENGTHENED ITS POSITION TO SERVE A WIDE RANGE OF GROWING MARKETS.

HIGHLIGHTS OF OUR PROGRESS DURING THE YEAR INCLUDED SEVERAL ACTIONS TO HELP RESTORE OUR NORTH AMERICAN OPERATIONS TO LONG-TERM PROFITABILITY. WE REDUCED HEADCOUNT ACROSS OUR OPERATIONS, REDUCED HEALTH CARE COSTS AND OTHER EXPENSES, IMPROVED PURCHASING PROCESSES AND LOGISTICAL EFFICIENCIES, AND REORGANIZED OUR NORTH AMERICAN OPERATIONS INTO THREE MAJOR BUSINESS UNITS THAT ARE BETTER ALIGNED WITH MARKET DEMANDS.

In addition, we continued the roll-out of Invision®, a multi-layered, extruded sheet alternative to a variety of plastic and film materials that are painted. We began commercial manufacturing of this new product line at our Sharon Center, Ohio, facility and started shipping product to customers in May 2007 for bumper and grille components. We expect to begin production of Invision® at our new Findlay, Ohio, plant during the 2008 calendar year to meet the anticipated demand for this innovative product.

Interest in Invision® continues to grow from customers in the automotive, recreational vehicle, lawn and garden equipment, and appliance markets. Some of the applications being considered include truck bumpers, truck and tractor fenders, rooftop carrier covers and pontoon boat sidewalls. Results of our own testing, as well as independent tests conducted by potential customers, show that Invision® has clear advantages over painted plastic materials. These advantages include greater cost efficiency, a simplified manufacturing process, improved durability and safety, and a less harmful impact on the environment. The global opportunities for this new product are tremendous.

Our global expansion continued with the June 2007 acquisition of the Delta Plast Group, a European color masterbatch manufacturer with operations in Sweden and Belgium. This acquisition was not a large investment for the Company, but it substantially increased our offerings to include color concentrates for injection molding and blow molding, two areas of the European market in which we did not participate previously. Delta Plast enhances our ability to provide customers throughout Europe a unique mixture of both large-volume and highly specialized small-volume masterbatches.

QUARTERLY RESULTS SHOW SEQUENTIAL IMPROVEMENT Although the early months of fiscal 2007 were challenging, we were pleased by our performance in the fourth quarter as our gross profit was up 7.4% from the prior-year quarter. Margins improved sequentially throughout the year for our North American operations, largely as a result of the $8 million in savings we achieved from our restructuring program. Our European operations, which include Asia, also ended the year on a positive note with stronger fourth-quarter sales and gross profit than in recent years.

The fiscal year started very slowly because of weaknesses in the automotive and construction markets. Lower margins in North America, combined with a trend toward lower-margin products in Europe, led to a decline in our gross profit for the year.



TERRY L. HAINES Chairman, President and Chief Executive Officer

While net sales for fiscal 2007 increased to $1.8 billion from $1.6 billion for the prior year, net income declined to $22.6 million or $0.82 per diluted share, compared with $32.7 million or $1.07 per diluted share for fiscal 2006. The impact of unusual items resulted in a net reduction of $1.1 million in fiscal 2007 net income, compared with a net reduction of approximately $7.3 million in fiscal 2006. Charges included accelerated depreciation of $1.1 million and restructuring expense of $1.0 million related to our North American initiatives in fiscal 2007, which were partially offset by other items. In addition, the translation effect of foreign currencies, primarily the euro, increased net income by $3.8 million for the year.

Our strong cash-flow management resulted in an improvement of cash flow from operations to $64.8 million in fiscal 2007 compared with $19.0 million for the prior year. This increase was primarily due to our efforts that dramatically reduced inventory levels by 26% in North America and 6.5% in Europe compared with the previous year.

Sales in our European operations were $1.3 billion, an increase of $187 million or 16.7% from fiscal 2006. Gross profit was $171.1 million, up from $163.8 million for the previous year.

In North America, sales were $477.1 million, down 3.4% from fiscal 2006. Gross profit declined to $41.8 million compared with $56.1 million a year ago, due to the change in price and product mix reflecting the market weakness that occurred primarily in the first half of the year.

In June 2007, we announced the reorganization of our North American operations into three major business units: Engineered Compounds, comprising our Flexible Compounds, Engineered Resins and Tolling operations; Polybatch, consisting of our Color Concentrates, Polybatch Film and Mexico units; and Resin Distribution, which includes our Merchant, Rotomolding and Distribution operations.

Our prior cost-reduction initiatives laid the groundwork for these new strategic business units, which are specifically targeted to serve growing market segments where we are strongly positioned. The new streamlined structure will enable our teams to focus on applications that will benefit most from our value-added services. The business units are also more closely aligned with our European organization, which will improve our ability to serve global customers and leverage our technology on a worldwide basis.

We expect the reorganization to eliminate traditional silos. All disciplines that support a unique business unit – including marketing, sales, supply chain, research and development (R&D) and finance – will be located together. With our new "Focused Speed" approach, our goal is to deliver the right products to customers more quickly while requiring less inventory, which will better leverage our Company's capacity and flexibility. The new alignment of our marketing, sales and R&D teams will enable them to improve communications with each other and with customers, to better anticipate the changing needs of the marketplace and develop products more quickly.

CONTINUED PROGRESS EXPECTED IN FISCAL 2008 Largely as a result of our global operating and cost improvements, we expect net income to exceed $36 million in fiscal 2008, a significant improvement from fiscal 2007. Additional benefits from our North American cost savings programs should bring our total annual savings from these initiatives to approximately $18 million beginning in fiscal 2008, almost half of which was already realized during the second half of fiscal 2007. We also anticipate improved conditions in our European and North American markets, along with increasing contributions from new customer orders for Invision®.

As part of our strategic focus to concentrate on growing, higher value-added markets and move our production closer to our customers, our Board in October 2007 approved a $24 million investment in a new high-tech manufacturing facility for our Polybatch business unit that will be adjacent to our new Invision® plant in Findlay, Ohio. This site will support sales in the Company's additive masterbatch product lines for customers in the food and industrial packaging markets. The new plant is expected to reduce costs and is located within 500 miles of most of our North American film and packaging customers. Construction is scheduled to begin in fiscal 2008 and is expected to take approximately one year to complete.

For all of these reasons, I am convinced that A. Schulman is positioned to continue to achieve great things. As previously announced, I will retire from the Company by March 1, 2008. We are in discussions with a highly qualified candidate who I am confident is the right person to lead the Company to new levels of success.

The Company also has reached an agreement with a group of investors led by Barington Capital Group regarding the composition of the Board; the formation of a special committee to consider strategic alternatives including a strategic acquisition, merger or sale of the Company; and Barington's agreement to abide by certain standstill provisions until the Annual Meeting for fiscal 2008.

In addition, the Board has increased to 5 million the number of shares authorized to be repurchased under the Company's current share repurchase program. The Company intends to repurchase at least 2 million shares under this program during the fiscal year ending August 31, 2008, subject to market conditions and compliance with applicable laws.

During my 42-year career at A. Schulman, I have been honored to work with many outstanding people who have contributed to the progress this Company has made. It has been a privilege to be part of our worldwide team of talented employees, and to serve with the outstanding and committed directors on the Board. I sincerely thank all of our employees, directors and stockholders for their continued support of A. Schulman. We have established a solid foundation for the future, and I am proud of all that we have accomplished.

Sincerely,

Terry L. Haines

Terry L. Haines
Chairman, President and Chief Executive Officer
November 27, 2007

FINANCIAL HIGHLIGHTS

(in thousands except per share data and number of stockholders of record)

	Year Ended August 31, 2007	2006	2005
Net sales	$ 1,787,056	$ 1,616,386	$ 1,433,196
Net income	$ 22,619	$ 32,662	$ 32,093
Diluted earnings per share of common stock	$ 0.82	$ 1.07	$ 1.03
Capital expenditures	$ 29,379	$ 29,239	$ 26,944
Long-term debt and other long-term liabilities	$ 214,396	$ 203,212	$ 136,871
Stockholders' equity	$ 427,013	$ 403,492	$ 462,103
Book value per common share	$ 15.39	$ 14.71	$ 15.01
Number of stockholders of record	566	554	606



solid FOUNDATION

It takes a solid foundation to achieve great results. In a multi-year process, culminating with the restructuring and reorganization of its businesses in fiscal 2007, A. Schulman has rebuilt its North American operations to provide high-value solutions more efficiently. These efforts, combined with its leading expertise in technology and product development, as exemplified by the recent introduction of the innovative Invision® product line, have positioned the Company for a return to long-term profitability in North America.

Progress
by design

IMPROVING PROFITABILITY THROUGH RESTRUCTURING

- Multi-phase restructuring plan announced in fiscal 2007 has improved operations in North America, and is expected to result in $18 million of annual savings beginning in fiscal 2008.
- Phase 1 of the plan reduced workforce at the Orange, Texas and Bellevue, Ohio plants. **Savings:** $4 million annually.
- Phase 2 eliminated positions, reduced health care costs, reduced selling and administrative expenses, and improved purchasing processes and logistical efficiencies. **Savings:** $8 million in fiscal 2007; $14 million annually thereafter.

REALIGNING BUSINESSES TO GENERATE GREATER VALUE

- The Company has reorganized its North American operations into three streamlined business units: Engineered Compounds, Polybatch, and Resin Distribution.
- This new business structure will help strengthen A. Schulman's position in growing market segments and more closely align its North American and European operations.
- **Objectives:** Improve speed of product and application development; shift capacity closer to customers; leverage global technical capabilities in high-value applications; capitalize on global producers' shift to distribution; increase the Company's purchasing power.

INTRODUCING INNOVATIVE SOLUTIONS AND NEW TECHNOLOGY

- A. Schulman is making steady progress with Invision®, an innovative extruded sheet product that simplifies manufacturing and provides a higher-performance and more environmentally friendly alternative to existing plastic and film materials that are painted.
- The new product line has significant long-term growth potential with applications in the automotive, recreational vehicle, lawn and garden equipment, and appliance markets.
- Shipping of Invision® product to customers began in May 2007 with the start-up of production at the Sharon Center, Ohio facility. Construction is under way at the new Findlay, Ohio facility, which will be dedicated solely to producing Invision®, with start-up expected to take place during the 2008 calendar year.

Invision® provides state-of-the-art color matching, improved cost efficiency and environmental advantages

Progress
through action

EXPANDING TO SERVE GROWING GLOBAL MARKETS

- Since 2000, A. Schulman has added approximately 176 million pounds of capacity in targeted growth markets such as China, Germany, Indonesia, Italy, Mexico and Poland.
- In June 2007, the Company acquired the Delta Plast Group, a European color masterbatch manufacturer, to complement existing offerings and gain better access to growing markets in Europe.
- Tonnage for A. Schulman's European operations has increased by 34% over the past five years, due to solid demand for the Company's products, and despite recent cyclical volatility in markets and raw material costs.

ACHIEVING GLOBAL SYNERGIES

- A. Schulman has developed a culture focused on driving top-line growth as well as controlling costs and achieving savings by instituting best practices company-wide.
- Globally aligned operations are positioned to take advantage of selling, manufacturing, and research and development synergies, and to meet the requirements of key customers in all parts of the world.

SUPPLYING HIGH-VALUE EXPERTISE WORLDWIDE

- With a successful track record as a global manufacturer for more than 50 years, A. Schulman offers superior expertise in color matching, plastics processing and product testing to cover a broad range of global markets and manufacturing processes.
- The Company's worldwide manufacturing and distribution network enables it to be a single-source provider serving large global customers, as well as smaller regional customers wherever they do business.
- In virtually every corner of the world, A. Schulman technology is used in critical applications for industrial and automotive equipment, construction and home improvement products, film and packaging materials, medical supplies, telecommunications products, lawn and garden equipment, toys, appliances and more.

A. Schulman coordinates its product development activities at facilities located throughout the world

strategic COURSE



Sometimes, only one path will take you where you need to go. More than 50 years ago, A. Schulman recognized that it needed global operations to realize the vast opportunities available in the worldwide demand for its products. Since that time, the Company has followed a strategic course enabling it to develop and deliver high-quality products that meet the needs of a variety of global markets. It continues to grow and refine its global organization to best serve its customers throughout the world.



VISION & commitment

Scaling new heights requires strength, vision and commitment. As a result of the tireless efforts of its people, A. Schulman is developing and marketing innovative products, expanding geographically, reaping synergies from global operations, maintaining tight control on costs, providing greater value to customers and improving the long-term prospects of the Company. Reaching this point has not been easy, and more work still needs to be done, but the Company remains dedicated to achieving favorable long-term results for customers and stockholders.

Progress
for the future

GAINING LONG-TERM BENEFITS

- Continuing achievements in restructuring, product development and global expansion have placed A. Schulman in a stronger position to serve its target markets, with increased annual savings expected in fiscal 2008 and beyond.
- Strategic initiatives have made the Company more efficient, more agile, more competitive and more responsive to global customer needs.
- The new, globally aligned business structure will improve A. Schulman's ability to direct its investments toward markets that offer the greatest long-term potential growth and returns for the Company.

Management will continue taking aggressive steps to maximize stockholder value

REALIZING THE POTENTIAL OF PRODUCT DEVELOPMENT

- With a goal of enhancing customers' profitability by introducing new technology, applications and processes, A. Schulman's product development strategy is targeted toward higher-margin global businesses with significant growth potential.
- Research activities are conducted at the Company's technical centers and laboratories in North America and Europe to develop new technologies and applications to address customer needs.
- Invision® is a prime example of A. Schulman's capabilities for innovation, and represents an outstanding opportunity to develop a high-margin business with excellent global growth potential, based on unique technology developed through years of research.

CREATING SUSTAINABLE PROFITABILITY AND STOCKHOLDER VALUE

- A. Schulman, its management and its Board of Directors are dedicated to continuous improvement in the challenging and competitive business climate in which it operates.
- The Company believes its strategic initiatives – which include improving efficiency, introducing new products and technology, and expanding globally – will help maximize stockholder value. In addition, the Board has formed a special committee to consider all strategic alternatives available to the Company.

our Locations

FOREIGN OFFICES

Bornem, Belgium
A. Schulman Plastics BVBA
Pedro Colomalaan 25
Industriepark
2880 Bornem
32-3-890-4211

Prague, Czech Republic
A. Schulman Polska Sp. z.o.o.
organizacni slozka
Hybernska 1271/32
110 00, Praha 1 - Nove Mesto
Czech Republik
42-073-955-9557

Horsholm, Denmark
A. Schulman Plastics BVBA
Slotsmarken 181
DK-2970 Horsholm
45-45-17-4180

Givet, France
A. Schulman Holdings (France) S.A.S.
Rue Alex Schulman
G-08600 Givet
33-3-24-427161

Paris, France
A. Schulman S.A.S.
Immeuble Dynasteur
10/12 Rue Andras Beck
92366 Meudon-la-Forêt
33-1-4107-7500

Kerpen, Germany
A. Schulman GmbH
Hüttenstraße 211
50170 Kerpen
49-2273-5610

Würselen, Germany
A. Schulman Europe GmbH
Monnetstrasse 7
52146 Würselen
49-2405-45270

Budapest, Hungary
A. Schulman Hungary Kft.
Bartok Béla ut 105-113
1115 Budapest
36-1-371-2408

Gorla Maggiore, Italy
A. Schulman Plastics, S.p.A.
Via Baragiola 6
21050 Gorla Maggiore (VA)
39-03-31-60741

Seoul, Korea
A. Schulman
at Center RM 1208
232 YangJae-Dong, Seocho-Gu
Seoul 137-787, Korea
82-2-6300-2412

Luxembourg
A. Schulman S.á.r.l. et Cie S.C.S.
5, Rue Guillaume Kroll
L-1882 Luxembourg

Luxembourg
A. Schulman S.á.r.l.
5, Rue Guillaume Kroll
L-1882 Luxembourg

Luxembourg
A. Schulman Holdings S.á.r.l.
5, Rue Guillaume Kroll
L-1882 Luxembourg

Warsaw, Poland
A. Schulman Polska Sp. z.o.o.
ul. Pulawska 424
02-884 Warsaw
48-22-323-2000

Barcelona, Spain
A. Schulman S.L.
BCIN – Pol. Ind Les Guixeres s/n
08915 Barcelona/Badalona
34-93-464-8043

Zurich, Switzerland
A. Schulman AG
Kernstraße 10
8004 Zurich
41-1-241-6030

Istanbul, Turkey
A. Schulman Plastik Sanayi
ve Ticaret A.S.
Baraj Yolu Cad. Burak Sk
Yeni Camlica Mah, Yukari Dudulu
Dorende IS Mrk no: 17 K:06 D:13
34779 Umraniye – Istanbul
90-216-456-9050

Crumlin, South Wales (U.K.)
A. Schulman Inc. Limited
Croespenmaen Industrial Estate
Crumlin, Newport
Gwent NP1 4AG
44-1495-244090

Mississauga, Ontario, Canada
L5R 3G5
A. Schulman Canada Ltd.
5770 Hurontario Street, Suite 602
(905) 568-8470

Mexico City, Mexico
A. Schulman de Mexico,
S.A. de C.V.
Manuel E. Izaguirre #13
Despacho 304 – Ciudad Satélite
Naucalpan, Edo. de Mexico 53100
52-555-393-7246

Monterrey, Mexico
A. Schulman de Mexico,
S.A. de C.V.
Avenida Lazaro Cardenas 2400 PTE
Condominio los Soles
Office PB –17
Colonia Reas San Agustin
San Pedro Garza Garcia,
N.L. Mexico 66220
52-818-363-5072

San Luis Potosi, Mexico
A. Schulman de Mexico,
S.A. de C.V.
Avenida CFE, 730
Entre Eje 134 y Eje 136
Zona Industrial del Potosi
San Luis Potosi, S.L.P. 78090
52-444-824-0708

East Java, Indonesia
PT A. Schulman Plastics
Desa Ngerong KM 39, Gempol
67155 Pasuruan
62-343-854240

Gorla Maggiore, Italy
A. Schulman Plastics S.p.A.
Via Baragiola 6
21050 Gorla Maggiore (VA)
39-03-31-60741

Nowa Biala, Poland
A. Schulman Polska Sp.z.o.o.
Nowa Biala 37
09-411 Biala-Plock
48-24-364-0012

Astrop, Sweden
Delta Plast AB
Box 31
SE-265 21 Astrop
46-42-37-7500

Crumlin, South Wales (U.K.)
A. Schulman Inc. Limited
Croespenmaen Industrial Estate
Crumlin, Newport
Gwent NP1 4AG
44-1495-244090

PLANTS

Bornem, Belgium
A. Schulman Plastics BVBA
Pedro Colomalaan 25
Industriepark
2880 Bornem
32-3-890-4211

Opglabbeek, Belgium
Delta Plast N.V.
Nijverheidslaan 1520
BE-3660 Opglabbeek
32-8-986-9490

Guangdong Province, China
A. Schulman Plastics
(Dongguan) Ltd.
Qiaoxin Industrial Park
Qiaotou Township/Dongguan City
86-769-342-2777

Givet, France
A. Schulman Plastics S.A.S.
Rue Alex Schulman
08600 Givet
33-3-24-427161

Kerpen, Germany
A. Schulman GmbH
Hüttenstraße 211
50170 Kerpen
49-2273-5610

Bellevue, Ohio 44811
350 North Buckeye Street
(419) 483-2931

Nashville, Tennessee 37211-3333
481 Allied Drive
(615) 333-3453

Orange, Texas 77632
6522 Interstate Highway 10 West
(409) 883-4331

Sharon Center, Ohio 44274
A. Schulman Invision Inc.
1475 Wolf Creek Trail
(330) 239-0101

St. Thomas, Ontario, Canada
N5P 3Z5
A. Schulman Canada Ltd.
400 S. Edgeware Road
(519) 633-3451

San Luis Potosi, Mexico
A. Schulman de Mexico,
S.A. de C.V.
Avenida CFE, 730
Entre Eje 134 y Eje 136
Zona Industrial del Potosi
San Luis Potosi, S.L.P. 78090
52-444-824-0708

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission file no. 0-7459

A. SCHULMAN, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	**34-0514850**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
3550 West Market Street, Akron, Ohio	**44333**
(Address of Principal Executive Offices)	(ZIP Code)

Registrant's telephone number, including area code: **(330) 666-3751**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $1.00 Par Value	The NASDAQ Stock Market LLC
Special Stock Purchase Rights	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of February 28, 2007, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $521,088,000 based on the closing sale price as reported on the NASDAQ National Market System.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date 27,940,539 Shares of Common Stock, $1.00 Par Value, at October 23, 2007.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Part of Form 10-K In Which Incorporated
Portions of the registrant's Proxy Statement for the 2007 Annual Meeting of Stockholders	III

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

PART I

ITEM 1. BUSINESS

A. Schulman, Inc. (the "Company") was organized as an Ohio corporation in 1928 and changed its state of incorporation to Delaware in 1969.

The Company is engaged in the sale of plastic resins in various forms, which are used as raw materials by its customers. To identify reportable segments, the Company considered its operating structure and the types of information subject to regular review by its President and Chief Executive Officer, who is the Chief Operating Decision Maker. On this basis, the Company operates primarily in two geographic segments, North America and Europe, including Asia ("Europe").

BUSINESS ACTIVITIES

The Company combines basic resins purchased from plastic resin producers and, through mixing and extrusion processes, introduces additives that provide color, stabilizers, flame retardants or other enhancements that may be required by a customer. These compounds are formulated in the Company's laboratories and technical centers and are manufactured in the Company's 17 plastics compounding plants in its North American and European segments. Customers for the Company's plastic compounds include manufacturers, custom molders, processors and extruders of a wide variety of plastic products and parts. The Company generally produces compounds on the basis of customer commitments and expectations.

The Company's products are sold to manufacturers and suppliers in various markets such as packaging, automotive, consumer products, electrical/electronics, office equipment and agriculture. The compounds produced by the Company in these various markets are used in a variety of consumer and commercial products.

The Company also functions as a merchant, buying prime and off-grade plastic resins and reselling these commodities, without further processing, to a variety of users. The plastic resins generally are purchased from major producers. In addition to prime resins, the Company purchases supplies of off-grade plastic resins resulting from overruns, changes in customers' specifications and failure to meet rigid prime specifications. Historically, these materials have been in continuous supply, generally in proportion to the total industry production of plastic resins. The Company also acts as a distributor for several major resin producers.

In fiscal 2006, the Company introduced its new Invision® sheet product and formed A. Schulman Invision, Inc., a wholly owned subsidiary. Invision® is a revolutionary product based on cutting-edge technology that is expected to provide high growth opportunities in many markets around the world. Invision® is a multi-layered, extruded sheet product that reduces costs and simplifies the manufacturing process for the Company's customers, while providing a higher-performing and more environmentally friendly alternative to existing plastic and film materials that are painted or colored. The Company expects Invision® to appeal to customers in a variety of markets, both automotive and non-automotive. The Company is focusing on automotive applications to capitalize on the Company's market presence and recognized capabilities. The initial production line was completed in fiscal 2007 at the Company's Sharon Center facility and began shipping some of its first full orders in the last quarter of the fiscal year. In addition, the Company has purchased land and is constructing a dedicated Invision® plant site in Findlay, Ohio. While Invision® did not produce operating income in fiscal 2007, the Company believes this is a very large market that could have significant sales and earnings in the years ahead.

During fiscal 2007, the Company announced multiple phases of a restructuring plan to restore its North American segment to profitability. The initiatives targeted reducing expenses and improving efficiencies at all locations in the North American segment. The Company has already started to realize some of the cost savings as a result of the initiatives put in place, although weakness in the marketplace has masked some of those savings.

During the fourth quarter of fiscal 2007, the Company acquired the Delta Plast Group, a European color masterbatch manufacturer with operations in Sweden and Belgium. The Company organized the two operational locations as two separate wholly owned subsidiaries of A. Schulman Plastics, BVBA in its European segment, Deltaplast NV for the Belgium company and Deltaplast AB for the Sweden operations. The results of operations and financial position for the acquired companies are included in the consolidated financial statements of the Company. The acquisition is expected to expand the Company's offerings of color masterbatches in the European segment. The earnings from the acquisition had a minimal effect on consolidated earnings for fiscal 2007.

The Company's manufacturing in each of its geographic business segments can be classified into five major product families: color and additive concentrates; engineered compounds; polyolefins; polyvinyl chloride (PVC); and tolling.

Color and Additive Concentrates

The Company's color and additive concentrates business consists of the compounding of resins that provide plastic with specific color and/or physical properties, such as conductivity, flexibility, viscosity and textures. A color concentrate is a clear or natural plastic resin into which a substantial amount of color pigment is incorporated or dispersed. The Company manufactures its concentrates using its formulae and purchased natural resins. These concentrates are sold to manufacturers of plastic products, such as film for packaging, household goods, toys, automotive parts, mechanical goods and other plastic items.

The Company's concentrates are sold under various trade names, including the following:

- Polybatch®, which is an additive or color concentrate used for modifying various plastic resins and which provides various physical properties required by customers;
- Papermatch®, which is a plastic alternative to paper used for packaging, menus, maps and other products. Papermatch® is printable and resistant to tearing, moisture and chemicals;
- Aqua-Sol®, which is a polymer that is biodegradable and dissolves in water, making it more environmentally friendly for uses such as medical packaging, labels, barrier and embroidery films, and other applications; and
- Polyblak®, which is a line of black concentrates that are resistant to weather and sunlight and are used in the production of plastic pipe, black film and other black plastic items. This line of products is manufactured by third parties for the Company.

Engineered Compounds

The Company's engineered compounds are products designed to have and maintain characteristics such as chemical resistance, electrical conductivity, heat resistance and/or high strength-to-weight ratios. The engineered compounds manufactured by the Company include the following:

- Polyflam®, which is a flame retardant compound used in applications such as telephone systems, terminal blocks, parts for color televisions, electrical components and housings for household appliances and outdoor products.
- Schulamid®, which is a nylon compound that can be unfilled, reinforced or impact-modified. Schulamid® is used in applications that require good impact strength and resistance to high temperatures and chemicals. Typical applications include under-the-hood automotive components and various building and consumer products.
- Formion®, which is a specialized compound that has good impact strength, is resistant to abrasion and has performance characteristics that do not decrease in low temperatures. Formion® is sold principally to the transportation industry for use in bumper blocks and protective rub strips.
- Polypur®, which is a reinforced and alloyed thermoplastic polyurethane that has impact resistance and molding properties for automotive applications such as exterior side moldings, grilles, body side moldings and other painted parts.
- Clarix®, which is a thermoplastic ionomer resin offering scratch resistance, barrier properties, chemical resistance and superior clarity. Clarix® is ideal for many diverse applications including packaging, automotive paintless parts, textile and metal coatings, footwear components, sporting goods and polymer modifiers.

Polyolefins

The Company's polyolefin business consists of numerous polypropylene and polyethylene resins and compounds. Polyolefins are used for interior trim, fascias and bumper covers in automotive applications; for toys, small appliances, sporting goods, and agricultural and watercraft products in roto-molding applications; and for office supplies in industrial/commercial applications. The polyolefin products manufactured by the Company include the following:

- Polytrope®, which is a thermoplastic elastomer that has high resiliency and good impact resistance. Presently, the principal market for this product is the domestic automotive industry and typical applications include valance panels, body side moldings, grilles and bumper rub strips. Parts molded from Polytrope® weigh less than equivalent metal parts, are impact-resistant and may be painted to match adjoining exterior body parts.
- Polyfort®, which is a reinforced polypropylene compound for applications that require stiffness and resistance to heat distortion, such as coffee makers, interior trim and under-the-hood products for automobiles.
- Schulink®, which is a crosslink polyethylene-based compound, is used in rotational molding applications requiring high strength and chemical resistance, such as industrial doors and commercial waste containers.
- Invision®, which is a thermoplastic elastomer, is a PVC alternative that can be injection molded, blow molded or extruded. It is a polyolefin compound with properties similar to PVC. It can be used in automotive interiors, trim for furniture, appliances and industrial components.
- Polyaxis®, which is a polyethylene resin compound used for rotationally molded applications such as canoes, kayaks and agricultural tanks.

Polyvinyl Chloride

The Company's PVC business, under the name Polyvin®, involves the formulation of compounds and elastomers to introduce a variety of product attributes, including weatherability, consistency, ease of processing, material flexibility, and high-gloss or low-gloss finish. The Company's thermoplastic PVC compounds are available in blow molding, injection molding and extrusion grades for application in the manufacture of automotive, furniture, architectural and consumer products. The Company's Sunprene® compound serves as a replacement for rubber and other thermoplastic elastomers in automotive applications. The Company's PVC business is mainly supported by The Sunprene Company, in which the Company owns a 70% partnership interest. The partnership is discussed below in Joint Ventures.

Tolling

The Company provides tolling services as a fee for processing of material provided and owned by customers. On some occasions, the Company is required to provide certain amounts of its materials, such as additives or packaging. These materials are charged to the customer as an addition to the tolling fees. The Company recognizes revenues from tolling services and related materials when such services are performed. The only amounts recorded as revenue related to tolling are the processing fees and the charges related to materials provided by the Company.

The approximate amount and percentage of net consolidated sales for each of the Company's product families for the three fiscal years ended August 31, 2007 are as follows:

Product Family	2007		2006		2005	
	Amount	%	Amount	%	Amount	%
	(In thousands, except for %'s)					
Color and additive concentrates	$ 627,268	35	$ 579,825	36	$ 501,159	35
Polyolefins	543,870	30	495,163	31	424,066	30
Engineered compounds	426,382	24	393,312	24	377,008	26
Polyvinyl chloride (PVC)	64,658	4	64,174	4	54,952	4
Tolling	21,450	1	16,482	1	16,117	1
Other	103,428	6	67,430	4	59,894	4
	$1,787,056	100	$1,616,386	100	$1,433,196	100

Information regarding the amount of sales, operating income and identifiable assets attributable to each of the Company's geographic business segments for the last three years is set forth in the Notes to Consolidated Financial Statements of the Company appearing in ITEM 8 of this Report.

The Company's principal subsidiaries are as follows:

A. Schulman Plastics, BVBA, a subsidiary located in Bornem, Belgium, manufactures color and additive concentrates and compounds. These products principally are sold in Germany, France, the Benelux countries, Italy and Asia.

A. Schulman International Services N.V., another subsidiary located in Bornem, Belgium, provides financing and administrative services to the Company's European operations.

A. Schulman, Inc., Limited, a subsidiary located in Crumlin, South Wales (U.K.), primarily manufactures color and additive plastic concentrates, which are sold in the United Kingdom and to various A. Schulman European locations.

A. Schulman GmbH, a subsidiary located in Kerpen, Germany, manufactures engineered and flame-retardant plastic compounds. In addition, this subsidiary purchases and sells prime and off-grade plastic resins from major European producers. This subsidiary also distributes plastic resins and compounds for companies, including several large resin producers.

A. Schulman Canada Ltd., a subsidiary located in St. Thomas, Ontario, Canada, manufactures engineered and various other plastic compounds. This subsidiary also acts as a distributor for major resin producers for injection molding. This subsidiary's products are used primarily for automotive applications.

A. Schulman AG, a subsidiary located in Zurich, Switzerland, sells plastic compounds and concentrates manufactured by other European subsidiaries of the Company and also acts as a merchant of plastic resins.

A. Schulman, S.A.S., a French subsidiary, has sales offices in Paris, France and is a distributor in France for Total Petrochemicals and other large suppliers. A. Schulman, S.A.S. also acts as a merchant of plastic resins and sells compounds manufactured by the Company's subsidiaries in Belgium, Germany and France.

A. Schulman Plastics, S.A.S., another French subsidiary, is located in Givet, France. This subsidiary produces plastic concentrates for the Company's European market.

A. Schulman de Mexico, S.A. de C.V., a subsidiary located in San Luis Potosi, Mexico, manufactures concentrates for the packaging industry and compounds for the automotive, construction, appliance and consumer products markets. This subsidiary has sales offices in Monterrey and Mexico City, Mexico.

A. Schulman Polska Sp. z o.o., is a subsidiary located in Poland with offices in Warsaw, Poland and Prague, Czech Republic. In addition, this subsidiary has a plant in Nowa Biala, Poland. The subsidiary primarily sells products manufactured by other subsidiaries of the Company and acts as a distributor and merchant of plastic resins and compounds in Poland.

A. Schulman Plastics SpA is a subsidiary located in Gorla Maggiore, Italy. This subsidiary manufactures and sells engineered compounds and concentrates to the Italian market. It sells products manufactured by A. Schulman Plastics, BVBA, A. Schulman Plastics, S.A.S., A. Schulman GmbH and A. Schulman, Inc., Limited and acts as a merchant of plastic resins in Italy.

A. Schulman Plastics S.L., a subsidiary located in Barcelona, Spain, is primarily a distributor of plastic resins to the Spanish market. This subsidiary also engages in merchant activities in Spain and sells certain products manufactured by A. Schulman GmbH, and A. Schulman Plastics, BVBA.

A. Schulman Hungary Kft., a subsidiary located in Budapest, Hungary, sells engineered compounds manufactured by A. Schulman GmbH and concentrates manufactured by A. Schulman Plastics, BVBA, A. Schulman Plastics, S.A.S., and A. Schulman, Inc., Limited. It also acts as a merchant of plastic resins in Hungary.

A. Schulman Plastics (Dongguan) Ltd., a subsidiary located in Guangdong Province, China, manufactures concentrates for sale in the local Chinese markets. This subsidiary produces material for customers in the packaging markets and for the Company's engineered compounds product family.

A. Schulman Europe GmbH, a subsidiary with offices in Wurselen, Germany provides support in the areas of sales, procurement, logistics and financing for the European operations.

A. Schulman S.ár.l. et Cie SCS, A. Schulman S.ár.l. and A. Schulman Holdings S.ár.l. are Luxembourg subsidiaries that provide financing and other corporate services for the European group.

A. Schulman Invision, Inc. is a subsidiary located in Sharon Center, Ohio. The subsidiary manufactures Invision®, a multi-layered, extruded sheet product for sale in both the automotive and non-automotive markets.

Deltaplast AB, a subsidiary located in Astrop, Sweden, was acquired in fiscal 2007. This subsidiary produces specialized color masterbatches. Deltaplast NV, a subsidiary located in Opglabbeek, Belgium, was also acquired in fiscal 2007 and also produces color masterbatches.

A. Schulman Plastik Sanayi Ve Ticaret, a subsidiary located in Istanbul, Turkey, was established in fiscal 2007. This subsidiary is primarily a distributor of plastic resins in the Turkish market.

JOINT VENTURES

The Company, through its wholly-owned subsidiary ASI Investments Holding Co., owns a 70% partnership interest in The Sunprene Company, which manufactures a line of PVC thermoplastic elastomers and compounds primarily for the North American automotive market. The other partner is an indirect wholly-owned subsidiary of Mitsubishi Chemical MKV Co., one of the largest chemical companies in Japan. This partnership has two manufacturing lines at the Company's Bellevue, Ohio facility. The Company's partner provides technical and manufacturing expertise.

The Company, through its wholly-owned subsidiary A. Schulman International, Inc., owns a 65% interest in PT. A. Schulman Plastics, Indonesia, an Indonesian joint venture. This joint venture has a manufacturing facility with two production lines in Surabaya, Indonesia. P.T. Prima Polycon Indah owns the remaining 35% interest in this joint venture.

EMPLOYEE INFORMATION

As of August 31, 2007, the Company had 980 employees in its North American segment and 1,491 employees in its European segment. Approximately 80% of the Company's hourly production employees are represented by various unions under collective bargaining agreements. None of these agreements which are expiring next year represent a significant portion of these employees.

The Company has laboratory facilities at a majority of its plants staffed by 292 technical personnel. The Company's plastic compounding business is, to a degree, dependent on its ability to hire and retain qualified technical personnel. These personnel are involved in activities relating to the testing and sampling of material for conformity with product specifications and the development of new compounds. The Company has generally been successful in hiring or retaining such personnel.

RESEARCH AND DEVELOPMENT

A large part of the Company's technical activities relate to the continuous refinement of compounds for specific applications of customers. Activities relating to the research and development of new products and the improvement of existing products are important to the Company. These activities are conducted at the Company's various technical centers and laboratories. Research and development expenditures were approximately $7.8 million, $5.5 million and $4.8 million in fiscal years 2007, 2006 and 2005, respectively. The increase in these activities is primarily related to the new Invision® sheet product and to support new consumer packaging and automotive applications.

COMPLIANCE WITH ENVIRONMENTAL REGULATIONS

The Company's operations on and ownership of real property are subject to extensive environmental, health and safety laws and regulations at the national, state and local governmental levels. The nature of the Company's business exposes it to risks of liability under these laws and regulations due to the production, storage, transportation, recycling or disposal and/or sale of materials that can cause contamination or personal injury if they are released into the environment or workplace. Environmental laws may have a significant effect on the costs of these activities involving raw materials, finished products and wastes. The Company may incur substantial costs, including fines, damages, criminal or civil sanctions, remediation costs, or experience interruptions in its operations for violations of these laws.

Also, national and state environmental statutes impose strict, and under some circumstances, joint and several liability for the cost of investigations and remedial actions on any company that generated the waste, arranged for disposal of the waste, transported the waste to the disposal site or selected the disposal site, as well as on the owners and operators of these sites. Any or all of the responsible parties may be required to bear all of the costs of clean up, regardless of fault or legality of the waste disposal or ownership of the site, and may also be subject to liability for natural resource damages. It is possible that the Company could be identified as a potential responsible party at various sites in the future, which could result in the Company being assessed substantial investigation or clean-up costs.

Management believes that compliance with national, state and local provisions regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, does not currently have a material effect upon the capital expenditures, financial position, earnings or competitive position of the Company.

DEPENDENCE ON CUSTOMERS

During the year ended August 31, 2007, the Company's five largest customers accounted in the aggregate for less than 10% of total sales. In management's opinion, the Company is not dependent upon any single customer and the loss of any one customer would not have a materially adverse effect on the Company's business.

AVAILABILITY OF RAW MATERIALS

The raw materials required by the Company are readily available from major plastic resin producers or other suppliers. The principal types of plastic resins used in the manufacture of the Company's proprietary plastic compounds are polypropylene, PVC (polyvinyl chloride), polyethylene, polystyrene, nylon, ABS (acrylonitrile butadiene styrene) and polyurethane. For additional information on the availability of raw materials, see ITEM 1A. RISK FACTORS, *Price increases in raw materials and energy costs could adversely affect operating results and financial condition,* in this Report.

WORKING CAPITAL PRACTICES

The Company is generally not subject to unusual working capital practices. The nature of the Company's business does not require significant amounts of inventories to be held to meet rapid delivery requirements of its products or services or assure the Company of a continuous allotment of goods from suppliers. The Company's manufacturing processes are generally performed with a short turnaround time. The Company does not generally offer extended payment terms to its customers. The Company generally allows its customers to return merchandise for failure to meet pre-agreed quality standards or specifications; however, the Company employs quality assurance practices that minimize customer returns.

COMPETITION

The Company's business is highly competitive. The Company competes with producers of basic plastic resins, many of which also operate compounding plants, as well as other independent plastic compounders. The producers of basic plastic resins generally are large producers of petroleum and chemicals, which are much larger than the Company and have greater financial resources. Some of these producers compete with the Company principally in such competitors' own respective local market areas, while other producers compete with the Company on a global basis.

The Company also competes with other merchants and distributors of plastic resins and other products. No accurate information is available to the Company as to the extent of its competitors' sales and earnings in respect of these activities, but management believes that the Company has only a small fraction of the total market.

The principal methods of competition in plastics manufacturing are innovation, price, availability of inventory, quality and service. The principal methods of competition in respect of merchant and distribution activities are price, availability of inventory and service. Management believes it has strong financial capabilities, excellent supplier relationships and the ability to provide quality plastic compounds at competitive prices.

TRADEMARKS AND TRADE NAMES

The Company uses various trademarks and trade names in its business. These trademarks and trade names protect names of certain of the Company's products and are significant to the extent they provide a certain amount of goodwill and name recognition in the industry. The Company also holds patents in various parts of the world for certain of its products. These trademarks, trade names and patents, including those which are pending, contribute to profitability, however the Company does not consider its business to be dependent on such trademarks and trade names, except in the case of its new Invision® product line.

AVAILABLE INFORMATION

The Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, together with any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934, will be made available free of charge on the Company's web site, www.aschulman.com, as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission.

ITEM 1A. RISK FACTORS

The following are certain risk factors that could affect our business, results of operations, cash flows and financial condition. These risk factors should be considered in connection with evaluating the forward-looking statements contained in this Annual Report on Form 10-K because these factors could cause our actual results or financial condition to differ materially from those projected in forward-looking statements. Before you invest in us, you should know that making such an investment involves some risks, including the risks we describe below. The risks that are discussed below are not the only ones we face. If any of the following risks occur, our business, results of operations, cash flows or financial condition could be negatively affected.

If we fail to develop and commercialize new products, our business operations would be adversely affected.

A significant portion of our anticipated growth is dependent upon the successful development and commercialization of new products, such as our Invision® product line. The development and commercialization of new products, including Invision®, requires significant investments in research and development, production, and marketing costs. The successful production and commercialization of these products is uncertain as is the acceptance of the new products in the marketplace. If we fail to successfully develop and commercialize new products, or if customers decline to purchase the new products, we will not be able to recover our development investment and the growth prospects for our products will be adversely affected.

If we are unable to retain key personnel or attract new skilled personnel, it could have an adverse effect on our business.

The unanticipated departure of any key member of our management team could have an adverse effect on our business. In addition, because of the specialized and technical nature of our business, our future performance is dependent on the continued service of, and on our ability to attract and retain, qualified management, scientific, technical, marketing and support personnel. Competition for such personnel is intense, and we may be unable to continue to attract or retain such personnel.

Our sales, profitability, operating results and cash flows are sensitive to global economic conditions and cyclicality, and could be adversely affected during economic downturns.

General economic conditions and business conditions of our customers' industries affect demand for our products. The business of most of our customers, particularly our industrial, automotive, construction and electronics customers, can be cyclical in nature and sensitive to changes in general economic conditions. Political instability may lead to financial and economic instability, which could lead to deterioration in general global economic conditions. Downturns in the businesses that use our products will adversely affect our sales. Historically, downturns in general economic conditions have resulted in diminished product demand, excess manufacturing capacity and lower average selling prices, and we may experience similar problems in the future. In addition, downturns in our customers' industries, even during periods of strong general economic conditions, could adversely affect our sales, profitability, operating results and cash flows.

Price increases in raw materials and energy costs could adversely affect operating results and financial condition.

We purchase various plastic resins to produce our proprietary plastic compounds. These resins, derived from petroleum or natural gas, have been subject to periods of rapid and significant movements in price. These fluctuations in price may be caused or aggravated by a number of factors, including political instability or hostilities in oil-producing countries and supply and demand changes. We may not be able to pass on increases in the prices of raw materials and energy to our customers. As a result, higher petroleum or natural gas costs could lead to declining margins, operating results and financial conditions.

A major failure of our information systems could harm our business.

We depend upon integrated information systems to process orders, respond to customer inquiries, manage inventory, purchase, sell and ship goods on a timely basis, maintain cost-efficient operations, prepare financial information and reports, and operate our website. We may experience operating problems with our information systems as a result of system failures, viruses, computer "hackers" or other causes. Any significant disruption or slowdown of our systems could cause orders to be lost or delayed and could damage our reputation with our customers or cause our customers to cancel orders, which could adversely affect our results of operations.

Our manufacturing operations are subject to hazards and other risks associated with polymer production and the related storage and transportation of raw materials, products and wastes.

Our manufacturing operations are subject to the possible hazards and risks associated with polymer production and the related storage and transportation of raw materials, products and wastes, including explosions, fires, inclement weather, natural disasters, mechanical failure, unscheduled downtime, transportation interruptions, remediation, chemical spills, discharges or releases of toxic or hazardous substances or gases and other risks. These hazards can cause personal injury and loss of life, severe damage to, or destruction of, property and equipment and environmental contamination. In addition, the occurrence of material operating problems at our facilities due to any of these hazards may diminish our ability to meet our output goals. Accordingly, these hazards, and their consequences could have a material adverse effect on our operations as a whole, including our results of operations and cash flows, both during and after the period of operational difficulties.

Extensive environmental, health and safety laws and regulations impact our operations and assets, and compliance, or lack of compliance, with these regulations could adversely affect our results of operations.

Our operations on and ownership of real property are subject to extensive environmental, health and safety laws and regulations at the national, state and local governmental levels. The nature of our business exposes us to risks of liability under these laws and regulations due to the production, storage, transportation, recycling or disposal and/or sale of materials that can cause contamination or personal injury if they are released into the environment or workplace. Environmental laws may have a significant effect on the costs of these activities involving raw materials, finished products and wastes. We may incur substantial costs, including fines, damages, criminal or civil sanctions, remediation costs, or experience interruptions in our operations for violations of these laws.

Also, national and state environmental statutes impose strict, and under some circumstances, joint and several liability for the cost of investigations and remedial actions on any company that generated the waste, arranged for disposal of the waste, transported the waste to the disposal site or selected the disposal site, as well as on the owners and operators of these sites. Any or all of the responsible parties may be required to bear all of the costs of clean up, regardless of fault or legality of the waste disposal or ownership of the site, and may also be subject to liability for natural resource damages. It is possible that we will be identified as a potentially responsible party at various sites in the future, which could result in being assessed substantial investigation or clean-up costs.

Accruals for estimated costs, including, among other things, the ranges associated with our accruals for future environmental compliance and remediation may be too low or we may not be able to quantify the potential costs. We may be subject to additional environmental liabilities or potential liabilities that have not been identified. We expect that we will continue to be subject to increasingly stringent environmental, health and safety laws and regulations. We believe that compliance with these laws and regulations may, but does not currently, require significant capital expenditures and operating costs, which could adversely affect our results of operations or financial condition.

We face competition from other polymer companies, which could adversely affect our sales and financial condition.

We operate in a highly competitive marketplace, competing against a number of domestic and foreign polymer producers. Competition is based on several key criteria, including product performance and quality, product price, product availability and security of supply, responsiveness of product development in cooperation with customers and customer service. Some of our competitors are larger than we are and may have greater financial resources. These competitors may also be able to maintain significantly greater operating and financial flexibility than we do. As a result, these competitors may be better able to withstand changes in conditions within our industry, changes in the prices of raw materials and energy and in general economic conditions. Additionally, competitors' pricing decisions could compel us to decrease our prices, which could affect our margins and profitability adversely. Our ability to maintain or increase our profitability is, and will continue to be, dependent upon our ability to offset decreases in the prices and margins of our products by improving production efficiency and volume, shifting to higher margin products and improving existing products through innovation and research and development. If we are unable to do so or to otherwise maintain our competitive position, we could lose market share to our competitors.

We expect that our competitors will continue to develop and introduce new and enhanced products, which could cause a decline in the market acceptance of our products. In addition, our competitors could cause a reduction in the selling prices of some of our products as a result of intensified price competition. Competitive pressures can also result in the loss of major customers. An inability to compete successfully could have an adverse effect on our results of operations, financial condition and cash flows. We may also experience increased competition from companies that offer products based on alternative technologies and processes that may be more competitive or better in price or performance, causing us to lose customers and result in a decline in our sales volume and earnings.

We may incur significant charges in the event we close all or part of a manufacturing plant or facility.

We periodically assess our manufacturing operations in order to manufacture and distribute our products in the most efficient manner. Based on our assessments, we may make capital improvements to modernize certain units, move manufacturing or distribution capabilities from one plant or facility to another plant or facility, discontinue manufacturing or distributing certain products or close all or part of a manufacturing plant or facility. We also have shared services agreements at several of our plants and if such agreements are terminated or revised, we would assess and potentially adjust our manufacturing operations. The closure of all or part of a manufacturing plant or facility could result in future charges which could be significant.

Our substantial international operations subject us to risks of doing business in foreign countries, which could adversely affect our business, financial condition and results of operations.

We conduct a substantial portion of our business outside of the United States. We and our joint ventures currently have 12 manufacturing facilities located outside the United States, including facilities and offices located in Mexico, Canada, Belgium, France, Germany, Poland, Hungary, Indonesia, Italy, Spain, Switzerland, China, Luxembourg, Sweden, Turkey, South Korea, Czech Republic, Denmark and the United Kingdom. We expect sales from international markets to continue to represent a significant portion of our net sales. Accordingly, our business is subject to risks related to the differing legal, political, social and regulatory requirements and economic conditions of many jurisdictions. Risks inherent in international operations include the following:

- fluctuations in exchange rates may affect product demand and may adversely affect the profitability in U.S. dollars of products and services we provide in international markets where payment for our products and services is made in the local currency;
- intellectual property rights may be more difficult to enforce;
- foreign countries may impose additional withholding taxes or otherwise tax our foreign income, or adopt other restrictions on foreign trade or investment, including currency exchange controls;
- unexpected adverse changes in foreign laws or regulatory requirements may occur;

- agreements may be difficult to enforce and receivables difficult to collect;
- compliance with a variety of foreign laws and regulations may be burdensome;
- unexpected adverse changes in export duties, quotas and tariffs and difficulties in obtaining export licenses;
- general economic conditions in the countries in which we operate could have an adverse effect on our earnings from operations in those countries;
- foreign operations may experience staffing difficulties and labor disputes;
- foreign governments may nationalize private enterprises;
- our business and profitability in a particular country could be affected by political or economic repercussions on a domestic, country specific or global level from terrorist activities and the response to such activities; and
- unanticipated events, such as geopolitical changes, could result in a write-down of our investment in the affected joint venture in Indonesia.

Our success as a global business will depend, in part, upon our ability to succeed in differing legal, regulatory, economic, social and political conditions by developing, implementing and maintaining policies and strategies that are effective in each location where we and our joint ventures do business.

Other increases in operating costs could affect our profitability.

Scheduled or unscheduled maintenance programs could cause significant production outages, higher costs and/or reduced production capacity at our equity affiliates and suppliers due to the industry in which they operate. These events could also affect our future profitability.

The inability to achieve or delays in achieving or achievement of less than the anticipated financial benefit from initiatives related to cost reductions and improving efficiencies.

We have implemented significant restructuring which are expected to reduce costs and improve efficiencies. If these initiatives are not as successful as planned, the result could negatively impact our results of operations or financial condition.

Our business depends upon good relations with our employees.

We may experience difficulties in maintaining appropriate relations with unions and employees in certain locations. About 80% of our hourly employees at our operations are represented by labor unions. In addition, problems or changes affecting employees in certain locations may affect relations with our employees at other locations. The risk of labor disputes, work stoppages or other disruptions in production could adversely affect us. If we cannot successfully negotiate or renegotiate collective bargaining agreements or if the negotiations take an excessive amount of time, there may be a heightened risk of a prolonged work stoppage. Any work stoppage could have a material adverse effect on the productivity and profitability of a manufacturing facility or on our operations as a whole.

Our business and financial condition could be adversely affected if we are unable to protect our material trademarks and other proprietary information.

We have numerous valuable patents, trade secrets and know-how, domain names, trademarks and trade names, including certain marks that are material to our business, which are identified under Item 1 of this Report. Despite our efforts to protect our trademarks and other proprietary rights from unauthorized use or disclosure, other parties, including our former employees or consultants, may attempt to disclose, obtain or use our proprietary information or marks without our authorization. Unauthorized use of our trademarks, or unauthorized use or disclosure of our other intellectual property, could negatively impact our business and financial condition.

Although our pension and postretirement plans are currently funded in accordance with applicable laws, events could occur that would require us to make significant contributions to the plans and reduce the cash available for our business.

We have several defined benefit pension and postretirement plans around the world covering most of our employees. We are required to make cash contributions to our pension plans to the extent necessary to comply with minimum funding requirements imposed by the various countries' benefit and tax laws. The amount of any such required contributions will be determined annually based on an actuarial valuation of the plans as performed by the plans' actuaries and as required by law. The amount we may elect or be required to contribute to our pension plans in the future may increase significantly. Specifically, if year-end accumulated obligations exceed assets, we may elect to make a voluntary contribution, over and above the minimum required, in order to avoid charges to our balance sheet and consequent reductions to shareholders' equity. These contributions could be substantial and would reduce the cash available for our business.

Increasing cost of employee healthcare may decrease our profitability.

The cost of providing healthcare coverage for our employees is continually increasing. If healthcare costs continue to rise at a rapid pace, the Company may not be able to or willing to pass on those costs to employees. Therefore, if we are unable to offset continued rising healthcare costs through improved operating efficiencies and reduced expenditures, the increased costs of employee healthcare may result in declining margins and operating results.

Changes in tax laws could have an adverse impact on our earnings.

Changes to tax laws, rules and regulations, including changes in the interpretation or implementation of tax laws, rules and regulations by the Internal Revenue Service or other domestic or foreign governmental bodies, could affect us in substantial and unpredictable ways. Such changes could subject us to additional compliance costs and tax liabilities which could have an adverse impact on our earnings.

Specific acts of terrorism may disrupt operations and cause increased costs and liabilities.

The threat of terrorist attacks or actual terrorist events in the United States or abroad could affect us in unpredictable ways. Terrorist threats or events could create political or economic instability, affecting our business in general. The increased costs related to heightened security or insurance coverage could also have a negative impact on our financial condition. Such threats or events could also result in operational disruption, including difficulty in obtaining raw materials, difficulty in delivering products to customers, or general delay and inefficiencies in our supply chain. Additionally, our manufacturing facilities, both within the United States and those located abroad, may become direct targets or indirect casualties of terrorist attacks, leading to severe damage including loss of life and loss of property.

Increased indebtedness could restrict growth and adversely affect our financial health.

As of August 31, 2007, our debt on a consolidated basis was approximately $126.3 million. We are more heavily leveraged than in the past and an increase in the level of indebtedness could have significant consequences. For example, it could:

- limit our ability to satisfy current debt obligations;
- increase interest expense due to the change in interest rates and increase in debt levels;
- require us to dedicate a significant portion of cash flow to repay principal and pay interest on the debt, reducing the amount of funds that would be available to finance operations and other business activities;
- impair our ability to obtain financing in the future for working capital, capital expenditures, research and development, or acquisitions;

- make us vulnerable to economic downturns or adverse developments in our business or markets; and
- place us at a competitive disadvantage compared to competitors with less debt.

We expect to pay expenses and to pay principal and interest on current and future debt from cash provided by operating activities. Therefore, our ability to meet these payment obligations will depend on future financial performance which is subject in part to numerous economic, business and financial factors beyond our control. If our cash flow and capital resources are insufficient to fund our increased debt, we may be forced to reduce or delay expansion plans and capital expenditures, limit payment of dividends, sell material assets or operations, obtain additional capital or restructure our debt.

Litigation from customers, employees or others could adversely affect our financial condition.

From time to time, we may be subject to claims or legal action from customers, employees and/or others. Whether these claims and legal actions are founded or unfounded, if these claims and legal actions are not resolved in our favor, they may result in significant financial liability and/or adversely affect market perception of the Company and our products. Any financial liability or reputation damage could have a material adverse effect on our business. This, in turn, could have a material adverse effect on our financial condition and results of operations.

We are dependent upon good relationships with our various suppliers, vendors and distributors.

We rely upon good relationships with a number of different suppliers, vendors and distributors. If our relationships with these parties were to deteriorate or if a number of these parties should elect to discontinue doing business with us, our business operations could be adversely affected.

We may experience difficulties in integrating acquired businesses, or the acquisitions may not perform as expected.

During fiscal 2007, we made an acquisition intended to complement or expand our business, and may continue to do so in the future. The successful integration of these acquisitions will depend on our ability to integrate the assets and personnel acquired. We may encounter obstacles when incorporating the acquired operations with our operations and management. The acquired operations may not perform or provide the results expected when we first entered into the transaction. If the acquisitions are not integrated successfully or they do not perform as well as anticipated, this could adversely affect our results of operations and financial condition.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The Company operates seven plants in North America, eight in Europe and two in Asia. The following table indicates the location of each plastics compounding plant, the approximate annual plastics compounding capacity and approximate floor area, including warehouse and office space and the geographic segment that is principally supported by such plants:

Location	Approximate Capacity (sq. ft.)(3)	Approximate Capacity (lbs.)(1)	Approximate Floor Area (Square Feet)
	(In thousands)		
Bellevue, Ohio		88,000(2)	160
Sharon Center, Ohio, Color Technology Center		14,000	113
Sharon Center, Ohio, A. Schulman Invision, Inc.	15,000(3)		32
Nashville, Tennessee		34,000	138
San Luis Potosi, Mexico		83,000	187
St. Thomas, Ontario, Canada		74,000	141
Orange, Texas		135,000	182
Total North American Segment	15,000	428,000	953
Bornem, Belgium		147,000	455
Crumlin Gwent, South Wales		77,000	106
Givet, France		222,000	219
Nowa Biala, Poland		2,000	50
Guangdong Province, China		37,000	112
Kerpen, Germany		154,000	484
Astorp, Sweden		9,000	27
Opglabbeek, Belgium		5,000	17
East Java, Indonesia (Joint Venture)		29,000	136
Gorla Maggiore, Italy		41,000	115
Total European Segment	—	723,000	1,721
Total	15,000	1,151,000	2,674

The Company considers each of the foregoing facilities to be in good condition and suitable for its purposes.

(1) The approximate annual plastics compounding capacity set forth in this table is an estimate and is based upon several factors, including the daily and shift operating schedules that are customary in the area where each facility is located. Another factor is the approximate historical mix of specific types of plastic compounds manufactured at each plant. A plant operating at full capacity will produce a greater or lesser quantity (in pounds) depending upon the specific plastic compound then being manufactured. The annual poundage of plastic compounds manufactured does not, in itself, reflect the extent of utilization of the Company's plants or the profitability of the plastic compounds produced.

(2) Includes capacity of approximately 20 million pounds from two manufacturing lines owned by The Sunprene Company, a partnership in which the Company has a 70% partnership interest.

(3) Includes the first production line for the new Invision® sheet product which is measured by the square foot. This is not currently included in the Company's calculation of capacity utilization as it was completed in the fourth quarter of fiscal 2007.

Public warehouses are used wherever needed to store the Company's products to best service the needs of customers. The number of public warehouses in use varies from time to time. Currently, usage approximates 49 warehouses for the Company worldwide. The Company believes an adequate supply of suitable public warehouse facilities is available to it.

The Company owns its corporate headquarters, which is located in Akron, Ohio and which contains approximately 48,000 square feet of office space. The Company leases sales offices in various locations in its North American and European segments.

The Company also owns a 158,000 square foot facility in Akron, Ohio that, until December 31, 2000, was a manufacturing operation. The facility is now used for warehousing, logistics, product sampling and product development.

The Company also owns a 145,000 square foot facility in Orange, Texas, that, until August 31, 2003, was a manufacturing facility. The facility was previously used for warehousing and logistics, but was closed in fiscal 2007 and was placed for sale. The facility, which has a net book value of approximately $1.5 million at August 31, 2007, is currently designated as an asset held-for-sale and is included in property, plant and equipment in the Company's Consolidated Balance Sheets.

ITEM 3. LEGAL PROCEEDINGS

The Company is engaged in various legal proceedings arising in the ordinary course of business. The ultimate outcome of these proceedings is not expected to have a material adverse effect on the Company's financial condition, results of operations or cash flows.

During fiscal 2006, a railroad company filed suit against the Company seeking compensatory damages and reimbursement of environmental costs to investigate and remediate property located near its Bellevue, Ohio facility. In fiscal 2007, the Company and the railroad company agreed to a settlement that the Company would pay the railroad company a settlement of approximately $64,000. The Company paid this settlement in fiscal 2007 and was released from liability for current and future right of way investigations on this property.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year ended August 31, 2007.

EXECUTIVE OFFICERS OF THE COMPANY

The age (as of October 15, 2007), business experience during the past five years and offices presently held by each of the Company's Executive Officers are reported below. The Company's By-Laws provide that officers shall hold office until their successors are elected and qualified.

Terry L. Haines: Age 61; President and Chief Executive Officer of the Company since January 1991.

Paul F. DeSantis: Age 43; Chief Financial Officer and Treasurer of the Company since April 2006; joined the Company as Vice President of Finance in January 2006; prior to that time, he was with Scott's Miracle-Gro where he held various financial roles since 1997 before becoming Vice President and Corporate Treasurer of the Company in 2003.

Alain C. Adam: Age 58; Vice President — Global Automotive Market Development of the Company since March 2006; prior to that time Vice President — International Automotive Operations since September 1, 1999.

Barry A. Rhodes: Age 47; Executive Vice President and Chief Operating Officer of North America since March 2006; prior to that time Vice President — North American Sales and Marketing since October 2001.

Ronald G. Andres: Age 57; Vice President and General Manager — Engineered Compounds since June 2007, prior to that time, Vice President — North American Operations since March 2006; prior to that time, Vice President — North American Manufacturing since October 20, 1999.

Gary J. Elek: Age 55; Vice President and Controller for North America since March 2006; prior to that Corporate Controller since February 2004; prior to that time, Executive Vice President, Corporate Development of FirstMerit Corporation from 1997 to 2004.

John M. Myles: Age 63; retired Vice President — Research and Development since October 28, 2003, prior to that time, Vice President — North American Purchasing since October 1997. He retired from the Company on August 31, 2007.

PART II

ITEM 5. MARKET FOR THE COMPANY'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's Common Stock is traded on the NASDAQ Stock Market LLC under the symbol "SHLM." At October 15, 2007, there were 562 holders of record of the Company's Common Stock. This figure does not include beneficial owners who hold shares in nominee name. The closing stock price on October 15, 2007 was $20.78.

The quarterly high and low closing stock prices for fiscal 2007 and 2006 are presented in the table below.

Common Stock Price Range	Fiscal 2007 High - Low	Fiscal 2006 High - Low
1st Quarter	$25.04 - 22.49	$20.95 - 16.77
2nd Quarter	$23.03 - 19.90	$25.80 - 20.80
3rd Quarter	$24.26 - 20.31	$25.14 - 22.80
4th Quarter	$25.95 - 19.82	$24.46 - 21.17

The quarterly cash dividends declared for fiscal 2007 and 2006 are presented in the table below.

Cash Dividends Per Share	Fiscal 2007	Fiscal 2006
1st Quarter	$0.145	$0.145
2nd Quarter	0.145	0.145
3rd Quarter	0.145	0.145
4th Quarter	0.145	0.145
	$0.580	$0.580

The Company paid $0.01 per common share on February 1, 2007, to shareholders of record on January 19, 2007, in redemption of the special stock purchase rights previously issued to the Company's shareholders pursuant to the Rights Agreement dated as of January 26, 2006 between the Company and National City Bank as Rights Agent, thereby redeeming in full and canceling all such rights and terminating the Rights Agreement. The amount of this redemption was approximately $0.3 million, which is included in the total amount of dividends paid during fiscal 2007, but is not included in the $0.58 cash dividends per share.

On April 25, 2006, the Company announced that its Board of Directors authorized the repurchase of up to 6.75 million shares of its outstanding common stock (the "Repurchase Program") representing approximately 23.3% of the Company's outstanding shares at the authorization date. It is anticipated that the Company will complete the Repurchase Program through open market repurchases from time to time. The number of shares to be repurchased and the timing of repurchases will depend upon the prevailing market prices and any other considerations that may, in the opinion of the Board of Directors or management, affect the advisability of repurchasing shares. The Repurchase Program replaced the Company's prior repurchase authorization, under which approximately 1.7 million shares had remained authorized for repurchase. The Company's purchases of its common stock under the Repurchase Program during the fourth quarter of fiscal 2007 were as follows:

	Total Number of Shares Repurchased	Average Price Paid per Share (Excluding Commissions)	Total Number of Shares Purchased as Part of a Publicly Announced Plan	Maximum Number of Shares that may yet be Purchased under the Plan
Beginning shares available				3,979,653
June 1-30, 2007	—	$—	—	3,979,653
July 1-31, 2007	—	$—	—	3,979,653
August 1-31, 2007	—	$—	—	3,979,653
Total	—	$—	—	3,979,653

ITEM 6. SELECTED FINANCIAL DATA

	Year Ended August 31,				
	2007(1)	2006(1)	2005(1)	2004	2003
	(In thousands, except share and per share data)				
Net sales	$ 1,787,056	$ 1,616,386	$ 1,433,196	$ 1,239,091	$ 1,100,457
Cost of sales	1,574,234	1,396,440	1,240,557	1,055,608	940,152
Other costs, expenses, etc.	169,686	163,001	145,697	131,084	124,775
Interest and other income	(4,138)	(5,202)	(2,394)	(2,252)	(2,067)
	1,739,782	1,554,239	1,383,860	1,184,440	1,062,860
Income before taxes	47,274	62,147	49,336	54,651	37,597
Provision for U.S. and foreign income taxes	24,655	29,485	17,243	26,745	21,643
Net income	$ 22,619	$ 32,662	$ 32,093	$ 27,906	$ 15,954
Total assets	$ 874,115	$ 843,245	$ 784,362	$ 724,096	$ 643,872
Long-term debt	$ 123,080	$ 120,730	$ 63,158	$ 49,679	$ 68,698
Total stockholders' equity	$ 427,013	$ 403,492	$ 462,103	$ 435,237	$ 382,821
Average number of common shares outstanding, net of treasury shares:					
Basic	27,032,348	29,961,580	30,619,780	30,128,117	29,496,281
Diluted	27,369,408	30,394,210	31,049,790	30,575,057	29,845,497
Diluted earnings per common share	$ 0.82	$ 1.07	$ 1.03	$ 0.91	$ 0.53
Cash dividends per common share	$ 0.58	$ 0.58	$ 0.57	$ 0.54	$ 0.54

(1) See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW OF THE BUSINESS AND RECENT DEVELOPMENTS

A. Schulman, Inc. is a leading international supplier of high-performance plastic compounds and resins headquartered in Akron, Ohio. The Company's customers span a wide range of markets including consumer products, industrial, automotive and packaging. The Company has approximately 2,500 employees and 17 plants in countries in North America, Europe and Asia. The Company operates within two segments, North America and Europe (which includes Asia). Both segments also include distributors which service some of the largest chemical companies in the world.

The Company offers such products as color and additive concentrates, polyolefins, engineered compounds and polyvinyl chloride (PVC) used in packaging, durable goods and commodity products. The Company also offers a tolling service to customers. Recently, the Company introduced its new Invision® sheet product. Invision® is a revolutionary product based on cutting-edge technology that is expected to provide high growth opportunities in many markets around the world. This business had a successful start-up of the initial production line at Sharon Center, Ohio in fiscal 2007 and began shipping some of its first full orders. The Company is constructing a dedicated facility to manufacture the Invision® product.

During fiscal 2007, the Company acquired the Delta Plast Group, a European color masterbatch manufacturer with operations in Sweden and Belgium. The acquisition will expand the Company's European segment color masterbatch capabilities and allow the Company to better meet customers' needs. The earnings from the acquisition had a minimal effect on consolidated earnings for fiscal 2007.

During fiscal 2007, the Company announced multiple phases of a restructuring plan to restore its North American segment to profitability. The initiatives targeted reducing expenses and improving efficiencies at all locations in the North American segment. The Company has already started to realize some of the cost savings as a result of the initiatives put in place, although weakness in the marketplace has masked some of those savings.

Net income for the 2007 fiscal year was $22.6 million, or $0.82 per diluted share, compared to last year's net income of $32.7 million, or $1.07 per diluted share. The translation effect of foreign currencies, primarily the euro, increased net income by $3.8 million or $0.14 per diluted share.

The Company had record sales performance but declined in its gross margin in fiscal 2007. The following significant and unusual items occurred that impacted net income in fiscal 2007:

- Other income of $1.5 million (before and after-tax) related to the proceeds from an insurance settlement for a hurricane claim;
- Charges of $0.6 million ($1.0 million before-tax) related to the Company's evaluation of a possible acquisition target;
- Income of $1.4 million ($2.4 million before-tax) for the Company's change in its estimate for customer claims reserves;
- Tax charges of $1.3 million to reduce its German deferred tax asset as a result of a statutory tax rate decline; and
- Charges of $2.1 million (before and after-tax) related to the North American restructuring.

A detailed discussion of the Company's fiscal 2007 performance is included in the Results of Operations section.

RESULTS OF OPERATIONS

2007

Net consolidated sales for fiscal 2007 were $1.8 billion, an increase of 10.6% over sales of $1.6 billion in fiscal 2006. A comparison of net consolidated sales by business segments, which are North America and Europe, including Asia ("Europe"), is as follows:

Sales	2007	2006	Increase (Decrease) Amount	%
	(In thousands, except for %'s)			
Europe	$1,309,975	$1,122,742	$187,233	16.7
North America	477,081	493,644	(16,563)	(3.4)
	$1,787,056	$1,616,386	$170,670	10.6

The components of the percentage change in 2007 net consolidated sales are as follows:

	Increase
Tonnage	4.1%
Price/product mix	0.7
Translation effect	5.8
Percentage increase in sales	10.6%

Worldwide tonnage was up 4.1% for the year due to the increase in European tonnage of 5.5%. North American tonnage was flat compared to fiscal 2006 primarily due to a weakness in the marketplace in the first half of the fiscal year. The increase in European tonnage was a result of the increased sales in higher volume, lower margin products. The translation effect of foreign currencies, primarily the euro, increased net consolidated sales by approximately $93.2 million in fiscal 2007.

The two largest markets served by the Company are the packaging and automotive markets. Other markets include appliances, construction, medical, consumer products, electrical/electronics, office equipment and agriculture. The approximate percentage of net consolidated sales by market for 2007 compared to 2006 is as follows:

Market	Fiscal 2007	Fiscal 2006
Packaging	37%	36%
Automotive	16	17
Other	47	47
	100%	100%

For the North America segment, sales to customers in the automotive market accounted for 35% for the years ended August 31, 2007 and 2006. The U.S. automotive market has been under tremendous stress recently with the Company observing a decline in automotive production of the major Detroit-based automobile manufacturers during this period. For the

Europe segment, sales to customers in the packaging market accounted for 42% and 44% for the years ended August 31, 2007 and 2006, respectively.

The majority of the Company's consolidated sales can be classified into five primary product families. The approximate amount and percentage of consolidated sales for these product families compared to the previous year are as follows:

Product Family	2007		2006	
	Amount	%	Amount	%
	(In thousands, except for %'s)			
Color and additive concentrates	$ 627,268	35	$ 579,825	36
Polyolefins	543,870	30	495,163	31
Engineered compounds	426,382	24	393,312	24
Polyvinyl chloride (PVC)	64,658	4	64,174	4
Tolling	21,450	1	16,482	1
Other	103,428	6	67,430	4
	$1,787,056	100	$1,616,386	100

During the third quarter of fiscal 2007, the Company determined that its anticipated customer claims for products sold in Europe are expected to be more favorable than originally anticipated. Accordingly, the Company changed its estimate for these reserves and recorded an adjustment which resulted in an increase in sales and pre-tax income of $2.4 million ($1.4 million in net income) for the year ended August 31, 2007.

A comparison of gross profit dollars and percentages by business segment for 2007 and 2006 is as follows:

Gross Profit $	2007	2006	Increase (Decrease) $	Increase (Decrease) %
	(In thousands, except for %'s)			
Europe	$171,066	$163,826	$ 7,240	4.4
North America	41,756	56,120	(14,364)	(25.6)
	$212,822	$219,946	$ (7,124)	(3.2)

Gross Profit %	2007	2006
Europe	13.1%	14.6%
North America	8.8%	11.4%
Consolidated	11.9%	13.6%

The gross profit dollars increased for Europe for the year ended August 31, 2007. The foreign currency translation effect had a positive impact on gross profit of $12.1 million for fiscal 2007. The Company recorded a favorable adjustment related to a change in the estimate for its European customer claims reserve, which increased European sales $2.4 million for the year ended August 31, 2007, without an impact on cost of sales. Therefore, excluding the impact of foreign currency translation and the $2.4 million claims reserve adjustment, gross profit was down $7.3 million for the year ended August 31, 2007. The European gross profit percentage decreased for the year ended August 31, 2007. The decline of gross profit and the gross profit percentage was due primarily to the following factors:

- Higher raw material costs were not able to be fully passed on through increased selling prices due to competitive price pressures, and
- Decrease of production at the Company's European manufacturing facilities, combined with successful efforts to reduce inventory negatively impacted the capacity utilization at these facilities.

Gross profit and gross profit percentages for North America decreased for the year ended August 31, 2007. North America also experienced a decline in production, combined with successful efforts to reduce inventory, which negatively impacted the capacity utilization at the North American manufacturing facilities primarily in the first half of the year. The gross profit decreases were the result of a change in product mix, increased raw materials costs that the Company was not able to fully pass on through increased selling prices and increased logistics costs on a lower volume of sales. Also contributing to the margin shortfall was additional expense of $2.6 million for the year ended August 31, 2007 related to the Company's investment in the new Invision® product line as compared to last year. Finally, the North American gross profit was negatively impacted by accelerated depreciation of approximately $1.1 million for the year ended August 31, 2007. This accelerated depreciation related to the Company's announced restructuring plan. During fiscal 2007, the North American segment experienced sequential improvement in gross profit each quarter since the first quarter of fiscal 2007. The Company's restructuring savings plans have contributed to these results.

A comparison of capacity utilization levels is as follows:

	2007	2006
Europe	93%	94%
North America	84%	83%
Worldwide	90%	90%

Capacity utilization for North America and Europe remained relatively flat as compared to the prior year. Overall, the weakening markets primarily in the first half of fiscal year 2007 and the Company's efforts to reduce its inventory levels forced utilization levels to remain the same. The Company has plans to remove capacity from its Orange, Texas plant to balance capacity with demand. In Europe, a change in demand, product mix and an increase in capacity at its France facility, combined with successful efforts to reduce inventory levels, have negatively effected capacity utilization. Capacity utilization is calculated by dividing actual production pounds by practical capacity at each plant.

The changes in selling, general and administrative expenses are summarized as follows:

	For the Year Ended August 31, 2007	
	$ Increase	% Increase
	(In thousands, except for %'s)	
Total change in selling, general and administrative expenses	$10,745	7.2%
Effect of foreign currency translation	6,383	4.3
Total change in selling, general and administrative expenses, excluding the effect of foreign currency translation	$ 4,362	2.9%

Excluding the effect of foreign currency translation and $1.0 million of costs related to the Company's evaluation of a possible acquisition target, selling, general and administrative expenses increased $3.4 million, or 2.2%, for the year ended August 31, 2007. The remaining $3.4 million increase is primarily due to the Company's European segment which had an increase of $3.8 million in selling, general and administrative expenses. This increase relates to increased services, which includes legal and professional costs and business process consultants, and increased compensation. The European increase was partially offset by a decline in North American selling, general and administrative expenses of approximately $0.5 million. This was primarily a result of the Company's North American restructuring and efforts to control the levels of selling, general and administrative expenses despite the increase in these expenses from Invision® of $1.0 million.

A large part of the Company's technical activities relate to the continuous refinement of compounds for specific applications of customers. Activities relating to the research and development of new products and the improvement of existing products are important to the Company. These activities are conducted at the Company's various technical centers and laboratories. Research and development expenditures were approximately $7.8 million and $5.5 million in fiscal years 2007 and 2006, respectively. The increase in these activities is primarily related to the new Invision® sheet product and to support new consumer packaging and automotive applications.

Interest expense increased $1.9 million for the year ended August 31, 2007 as compared to the same period last year. The increase was a result of the full year effect of higher levels of borrowing due to the share repurchases completed in fiscal 2006 and early fiscal 2007, as well as higher interest rates.

Foreign currency transaction gains or losses represent changes in the value of currencies in major areas where the Company operates. The Company experienced a $0.2 million foreign currency transaction loss for the year ended August 31, 2007 as compared with a foreign currency transaction loss of $2.1 million for the same period last year. The loss in fiscal 2006 primarily relates to changes in the value of the U.S. dollar compared with the Canadian dollar. The loss in fiscal 2007 primarily relates to the changes in the value of the U.S. dollar compared with the euro. During fiscal 2007, the Company entered into forward foreign exchange contracts in North America to reduce the impact of changes in foreign exchange rates on the consolidated statement of income. These contracts reduce exposure to currency movements affecting existing foreign currency denominated assets and liabilities resulting primarily from trade receivables and payables. Any gains or losses associated with these contracts as well as the offsetting gains or losses from the underlying assets or liabilities are recognized on the foreign currency transaction line in the Consolidated Statements of Income.

Minority interest represents a 30% equity position of Mitsubishi Chemical MKV Company in a partnership with the Company and a 35% equity position of P.T. Prima Polycon Indah in an Indonesian joint venture with the Company.

One of the Company's major facilities in Texas was closed for a two-week period in September 2005 because of Hurricane Rita. In addition, a warehouse in Texas also incurred damage from Hurricane Rita. The claim for this hurricane was filed with the insurance carriers, but the final recovery amount had not been finalized as of August 31, 2007. The Company received a $1.5 million payment in partial settlement of the claim during the fourth quarter of fiscal 2007. This amount was recorded in other income in the Consolidated Statement of Income. It is anticipated that amounts not covered by insurance will not have a material impact on future earnings.

Other income in fiscal 2007 was $1.8 million which included $1.5 million of insurance proceeds for a claim related to hurricane damage as noted above. In fiscal 2006, other income of $1.9 million included income of $0.8 million from the cancellation by suppliers of certain distribution arrangements in Europe and the receipt of a life insurance settlement of approximately $0.5 million.

During fiscal 2007, the Company announced multiple phases of a restructuring plan to restore its North American segment to profitability. In November 2006, in order to balance capacity with demand, reduce costs and improve efficiencies in the North American segment, the Company announced a plan to close two of its manufacturing lines at its Orange, Texas plant, close a warehouse also located in Orange, Texas and reduce the workforce at its Bellevue, Ohio plant. The two manufacturing lines at the Orange, Texas plant are anticipated to continue production into the first quarter of fiscal 2008 while the Orange, Texas warehouse was closed during the third quarter of fiscal 2007. In connection with this plan, the Company reduced its workforce by 65 positions.

In February 2007, the Company announced the second phase of its North America restructuring plan which implements several initiatives that will improve the Company's operations and profitability in North America.

These plans are expected to deliver annual savings of approximately $18 million. These estimated savings are coming from the following initiatives:

- Reduction in the Company's North American workforce by approximately 30 positions, primarily in the sales and administrative functions,
- Reduction in the Company's United States retiree healthcare coverage plan,
- Greater cost sharing of employee and retiree medical plan costs,
- Broad discretionary selling, general and administrative cost reductions,
- Savings from improved purchasing processes, and
- Improved logistics efficiencies.

In connection with this restructuring plan, the Company recorded pre-tax charges of $2.1 million for the year ended August 31, 2007. These charges are summarized below:

	Fiscal 2007 Charges	Paid Fiscal 2007	Accrual Balance August 31, 2007
		(In thousands)	
Employee related costs	$ 980	$(906)	$74
Other costs	68	(68)	—
Restructuring	1,048	$(974)	$74
Accelerated depreciation, included in North America cost of sales in 2007	1,071		
	$2,119		

The employee related costs include severance payments and medical insurance for employees whose positions have been eliminated in North America. The Company recorded approximately $1.1 million of accelerated depreciation for the year ended August 31, 2007 which represents a change in estimate for the reduced life of equipment. At August 31, 2007, the Company estimated it will incur minimal additional charges for employee related costs which are not expected to impact the total charge of $2.1 million. The Company anticipates the remaining accrued balance for restructuring charges to be paid over the first seven months of fiscal 2008.

Income (loss) before interest, restructuring, loss on extinguishment of debt and taxes is not a measure of performance calculated in accordance with accounting principles generally accepted in the United States of America. Management of the Company believes that income (loss) before interest, restructuring, loss on extinguishment of debt and taxes is a useful financial measure because it provides management and investors with an additional means of evaluating the Company's operating performance. The following table reconciles segment income (loss) before interest, restructuring, loss on extinguishment of debt and taxes to income before taxes:

	2007	2006	Difference
	(In thousands)		
Europe	$ 73,266	$79,126	$ (5,860)
North America	(19,132)	(9,069)	(10,063)
Restructuring expense — North America	(1,048)	—	(1,048)
Interest expense, net	(5,812)	(2,924)	(2,888)
Loss on extinguishment of debt	—	(4,986)	4,986
Income before taxes	$ 47,274	$62,147	$(14,873)

European income before interest, restructuring, loss on extinguishment of debt and taxes decreased for the year ended August 31, 2007, which includes the positive translation effect of foreign currencies of $5.7 million. Excluding the impact of translation of foreign currencies and the $2.4 million for the claims reserve, income before interest, restructuring, loss on extinguishment of debt and taxes declined $14.0 million. This decline was due primarily to the decrease in gross profit of $7.3 million, which excludes the positive translation effect of foreign currencies of $12.1 million and the adjustment to the claims reserve. Excluding the translation effect of foreign currencies, the remaining decrease relates to a decrease in other income and an increase of approximately $4.8 million in selling, general and administrative expenses. The increase in selling, general and administrative expenses was due to the increase in services driven primarily by $1.0 million of legal and professional costs related to the evaluation of a possible acquisition target.

North American income before interest, restructuring, loss on extinguishment of debt and taxes for the year ended August 31, 2007 decreased because of a significant decline in gross profit margins. The North American gross profit includes approximately $1.1 million of accelerated depreciation related to the North American restructuring. The significant decline in gross profit was partially offset by a decline in selling, general and administrative expenses of $0.5 million for the year ended August 31, 2007 due primarily to the Company's North American restructuring.

A reconciliation of the statutory U.S. federal income tax rate with the effective tax rates of 52.2% in 2007 and 47.4% in 2006 is as follows:

	2007		2006	
	Amount	% of Pretax Income	Amount	% of Pretax Income
	(In thousands, except for %s)			
Statutory U.S. tax rate	$16,546	35.0%	$21,752	35.0%
Amount of foreign income taxes less than U.S. taxes at statutory rate	(2,951)	(6.2)	(4,043)	(6.5)
Losses with no tax benefit	8,854	18.7	5,997	9.6
Provision for repatriated earnings	—	—	2,243	3.6
Loss on extinguishment of debt — no tax benefit	—	—	1,745	2.8
Ongoing tax audits	—	—	1,152	1.9
Reduction of German tax rate	1,335	2.8	—	—
Other, net	871	1.9	639	1.0
	$24,655	52.2%	$29,485	47.4%

RESULTS OF OPERATIONS

2006

Net income for the 2006 fiscal year was $32.7 million, or $1.07 per diluted share, compared to fiscal 2005 net income of $32.1 million, or $1.03 per diluted share. Net income in fiscal 2006 increased slightly as compared to the prior year and earnings per diluted share increased due to the reduced number of common shares outstanding as a result of the Company's share repurchase program that was implemented in fiscal 2006 and the purchase of the Company's common shares through a self-tender offer. The translation effect of foreign currencies, primarily the euro, decreased net income by $1.6 million or $0.05 per diluted share.

The Company improved its gross margin in fiscal 2006; however the following significant and unusual items occurred that impacted net income by approximately $7.3 million:

- Charge related to the extinguishment of debt of approximately $5.0 million;
- Charges of approximately $1.2 million related to ongoing tax audits;
- Income from a life insurance settlement of approximately $0.5 million;
- Tax charge of approximately $2.2 million related to the repatriation of dividends from Europe; and
- Income of approximately $0.6 million resulting from compensation received from the cancellation by suppliers of certain European distribution agreements.

Net income also included approximately $4.5 million of expense related to the Company's adoption of Statement of Financial Accounting Standards (SFAS) 123R, Share-Based Payment ("SFAS 123R"), in fiscal 2006. There were no charges related to SFAS 123R in fiscal year 2005.

Net consolidated sales for fiscal 2006 were $1.616 billion, an increase of 12.8% over sales of $1.433 billion in fiscal 2005. A comparison of net consolidated sales by business segments, which are North America and Europe, including Asia ("Europe"), is as follows:

Sales	2006	2005	Increase Amount	Increase %
	(In thousands, except for %'s)			
North America	$ 493,644	$ 439,441	$ 54,203	12.3
Europe	1,122,742	993,755	128,987	13.0
	$1,616,386	$1,433,196	$183,190	12.8

The components of the percentage change in 2006 net consolidated sales are as follows:

	Increase (Decrease)
Tonnage	9.1%
Price/product mix	5.7
Translation effect	(2.0)
Percentage increase in sales	12.8%

Worldwide tonnage was up 9.1% for the year as European tonnage was up 14.8% offsetting a North American tonnage decrease of 2.1%. The increase in European tonnage was a result of the improved European economic environment while North American tonnage declined slightly due to competition and weakness in the marketplace. The translation effect of foreign currencies, primarily the euro, decreased net consolidated sales by approximately $29.2 million or 2.0% in fiscal 2006.

The two largest markets served by the Company are the packaging and automotive markets. The approximate percentage of net consolidated sales by market for 2006 compared to 2005 is as follows:

Market	2006	2005
Packaging	36%	37%
Automotive	17	18
Other	47	45
	100%	100%

Other markets include appliances, construction, medical, consumer products, electrical/electronics, office equipment and agriculture.

The majority of the Company's consolidated sales can be classified into five primary product families. The approximate amount and percentage of consolidated sales for these product families compared to the previous year are as follows:

Product Family	2006 Amount	2006 %	2005 Amount	2005 %
	(In thousands, except for %'s)			
Color and additive concentrates	$ 579,825	36	$ 501,159	35
Polyolefins	495,163	31	424,066	30
Engineered compounds	393,312	24	377,008	26
Polyvinyl chloride (PVC)	64,174	4	54,952	4
Tolling	16,482	1	16,117	1
Other	67,430	4	59,894	4
	$1,616,386	100	$1,433,196	100

A comparison of gross profit dollars and percentages by business segment for 2006 and 2005 is as follows:

Gross Profit $	2006	2005	Increase (Decrease) $	Increase (Decrease) %
	(In thousands, except for %'s)			
Europe	$163,826	$146,357	$17,469	11.9
North America	56,120	46,282	9,838	21.3
	$219,946	$192,639	$27,307	14.2

Gross Profit %	2006	2005
Europe	14.6%	14.7%
North America	11.4%	10.5%
Consolidated	13.6%	13.4%

Gross profit margin increased twenty basis points on a year to year comparison to 13.6% in fiscal 2006 from 13.4% in fiscal 2005.

The increase of $17.5 million in gross profit dollars in Europe in fiscal 2006 was primarily driven by the increased tonnage as the gross profit percentage remained relatively flat as compared to fiscal 2005. North America also showed a significant increase in gross profit in fiscal 2006 as gross profits were up $9.8 million or 21.3% from fiscal 2005. This improvement in gross profit was the result of favorable pricing and changes in product mix. Overall, the Company enjoyed an increase in gross profit per pound in fiscal 2006, most notably in North America.

A comparison of capacity utilization levels is as follows:

	2006	2005
Europe	94%	83%
North America	83%	87%
Worldwide	90%	85%

Worldwide capacity utilization increased by 5%. The increase in European capacity utilization was the result of stronger customer demand and product mix. In order to meet this increased demand, some of Europe's manufacturing facilities temporarily added additional production shifts above the normal production schedule during the second half of fiscal 2006. North American capacity utilization decreased slightly from 2005 as a result of continuing softening demand, the shutdown of the largest production line at the Company's Texas facility due to a mechanical issue and a two-week shutdown at the same Texas facility because of Hurricane Rita.

A comparison of operating income (loss) by business segment for the years 2006 and 2005 is as follows:

	2006	2005	Difference
	(In thousands)		
Europe	$79,126	$ 62,777	$16,349
North America	(9,069)	(11,000)	1,931
Restructuring expense — North America	—	(182)	182
Interest expense, net	(2,924)	(2,259)	(665)
Loss on extinguishment of debt	(4,986)	—	(4,986)
Income before taxes	$62,147	$ 49,336	$12,811

The increase of $16.3 million in European operating income was primarily the result of the higher level of sales driven by the $17.5 million or 11.9% increase in gross profit and 14.8% increase in tonnage from the prior year. European operating expenses in fiscal 2006 remained relatively flat with fiscal 2005 although the translation effect of foreign currencies decreased operating expenses by $2.4 million. Operating income in North America in fiscal 2006 improved $1.9 million from the prior year, primarily because of favorable pricing and product mix which increased gross profit from the prior year. This increase was offset by an increase in operating expenses as explained in the next paragraph.

Total Company selling, general and administrative expenses were $148.5 million for fiscal 2006, up $10.7 million or 7.7% compared with fiscal 2005's total of $137.8 million. The translation effect of foreign currencies had a favorable impact, decreasing these expenses by $2.1 million in 2006. Increases in these expenses, of which the majority are in North America, included stock-based compensation expense related to the Company's adoption of SFAS 123R in fiscal 2006 of $4.5 million, costs associated with the Company's CFO transition, incentive compensation which was driven by the Company's increasing common stock price, legal and professional fees, medical insurance and various IT related projects. SFAS 123R accounted for approximately half of the increase in selling, general and administrative expenses.

On September 1, 2005, the Company adopted SFAS 123R, which requires the Company to measure all employee stock-based compensation awards using a fair value method and record the related expense in the financial statements. The Company elected to use the modified prospective transition method. The modified prospective transition method requires that compensation cost be recognized in the financial statements for all awards granted after the date of adoption as well as for existing awards for which the requisite service has not been rendered as of the date of adoption and requires that prior periods not be restated. All periods presented prior to September 1, 2005 were accounted for in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and followed a nominal vesting period approach.

The adoption of SFAS 123R reduced income before taxes for year ended August 31, 2006 by approximately $4.5 million ($0.15 per basic and diluted share). These expenses are included in selling, general and administrative expenses in the accompanying consolidated statement of income. The first quarter of fiscal 2006 included approximately $1.0 million of charges related to the accelerated vesting of retirement eligible employees under the non-substantive vesting period approach applied to new grants after adoption. The expense recorded did not impact income tax expense since the Company's deferred tax assets are fully reserved by a valuation allowance. There was no impact to the statement of cash flows related to the adoption of SFAS 123R. In addition, Unearned Stock Grant Compensation of $3.2 million was reclassified to Other Capital in Stockholders' Equity upon adoption of SFAS 123R.

A large part of the Company's technical activities relate to the continuous refinement of compounds for specific applications of customers. Activities relating to the research and development of new products and the improvement of existing products are important to the Company. These activities are conducted at the Company's various technical centers and laboratories. Research and development expenditures were approximately $5.5 million in fiscal 2006 and approximately $4.8 million in fiscal 2005. The increase in these activities is primarily related to the new Invision® sheet product.

Interest expense was $6.2 million in fiscal 2006 compared to $3.7 million in fiscal 2005. The increase of $2.5 million was the result of an increased level of borrowings required for the Company's common stock tender offer and open market common stock repurchase plans which were implemented in fiscal 2006.

Foreign currency transaction losses represent changes in the value of currencies in major areas where the Company operates. During fiscal 2006 the Company incurred foreign currency transaction losses of approximately $2.1 million compared to approximately $2.8 million in fiscal 2005. The strengthening of the Canadian dollar accounted for $1.3 million of this loss in fiscal 2006.

Minority interest represents a 30% equity position of Mitsubishi Chemical MKV Company in a partnership with the Company and a 35% equity position of P.T. Prima Polycon Indah in an Indonesian joint venture with the Company.

Other income in fiscal 2006 was approximately $1.9 million, which included income of $0.8 million from the cancellation by suppliers of certain distribution arrangements in Europe and the receipt of a life insurance settlement of approximately $0.5 million. Other income of $0.9 million in 2005 included approximately $0.8 million of income related to gain on the sale of an office in Europe.

In connection with the Company's new financing arrangements, as discussed hereafter in the "Liquidity and Capital Resources" section, the Company prepaid its $50.0 million private placement 7.27% senior notes and terminated its $100.0 million revolving credit arrangement. The Company recorded a loss on extinguishment of debt of approximately $5.0 million which was comprised of the following:

	Amount (In thousands)
Make-whole provision for prepayment of 7.27% senior notes	$3,335
Interest rate swap termination fee	1,456
Write-off of deferred loan fees related to extinguished debt	398
Write-off of deferred interest from 7.27% senior notes	(218)
Revolving credit agreement termination fees	15
	$4,986

A reconciliation of the statutory U.S. federal income tax rate with the effective tax rates of 47.4% in 2006 and 35.0% in 2005 is as follows:

	2006		2005	
	Amount	% of Pretax Income	Amount	% of Pretax Income
	(In thousands, except for %s)			
Statutory U.S. tax rate	$21,752	35.0%	$17,268	35.0%
Amount of foreign income taxes less than U.S. taxes at statutory rate	(4,043)	(6.5)	(2,009)	(4.1)
Losses with no tax benefit	5,997	9.6	5,904	12.0
Mexico valuation allowance on net asset tax	—	—	(3,270)	(6.6)
Settlement of tax claim in Canada	—	—	(1,104)	(2.2)
Provision for repatriated earnings	2,243	3.6	—	—
Loss on extinguishment of debt — no tax benefit	1,745	2.8	—	—
Ongoing tax audits	1,152	1.9	—	—
Other, net	639	1.0	454	0.9
	$29,485	47.4%	$17,243	35.0%

In October 2005, the Company reached an agreement with a group of investors led by Barington Capital Group, L.P. (the "Barington Group") which then had an ownership position of approximately 8.7% of the Company's outstanding stock (the "2005 Agreement"). Under the terms of the agreement, among other things, the Barington Group withdrew its notice of intent to nominate persons for election as directors at the Company's 2005 Annual Meeting and agreed to abide by certain standstill provisions until the Company's 2007 Annual Meeting (the "Standstill Period"), while the Company, through its Board of Directors, expanded the size of the Board from 10 to 12 and appointed James A. Mitarotonda, a member of the Barington Group, to serve as a director until the 2007 Annual Meeting. The Company also agreed to initiate and consummate a self-tender offer by April 30, 2006.

On February 21, 2006 the Company announced that its Board of Directors approved a modified Dutch auction self-tender offer for up to 8.75 million shares of its common stock, at a price between $21.00 and $24.00 per share. The Company commenced the self-tender offer on March 1, 2006 and it expired on April 11, 2006. On April 25, 2006 the Company announced the final results of the self-tender offer where the Company accepted for purchase 2,071,585 shares at a price of $24.00 per share for a total of approximately $49.7 million. The Company also incurred costs in connection with the self-tender of $0.5 million in legal and professional fees.

On May 30, 2006, the Barington Group filed Amendment No. 9 to its Schedule 13-D disclosing certain changes, among group members and in the aggregate, of the beneficial ownership of the Company's common stock. The Barington Group disclosed its positions that completion of the self-tender offer by the Company without repurchasing 8,750,000 shares of common stock constituted a failure of the Company to fulfill its obligations under the 2005 Agreement and therefore the Standstill Period terminated after the close of business on April 30, 2006. Among other things, termination of the Standstill Period would eliminate certain restrictions on the ability of Barington Group members to purchase additional shares of common stock of the Company and to solicit proxies in connection with the Company's 2006 annual meeting.

In October 2006, the Company reached another agreement with the Barington Group, which as of the date of the agreement owned in the aggregate 2,816,536 shares, or approximately 10.5% of the Company's common stock (the "2006 Agreement"). Under the terms of the 2006 Agreement, the Barington Group withdrew a notice of its intent to nominate certain persons for election as directors at the 2006 annual meeting, agreed to dismiss a lawsuit it had filed against the Company in Delaware seeking to enforce its rights as a stockholder to inspect and copy certain books, records and documents of the Company, and agreed to abide by certain standstill provisions until the Company's 2007 annual meeting. The Company agreed, among other things, to nominate James S. Marlen, Ernest J. Novak, Jr. (each current directors of the Company), Howard R. Curd and Michael A. McManus, Jr. on the Board's slate of nominees for election as Class II directors of the Company at the 2006 annual meeting. The 2006 Agreement also superseded the 2005 Agreement, except with respect to Sections 5(d), 6(a) and 9 of the 2005 Agreement.

The foregoing descriptions of certain of the terms of the 2005 Agreement and the 2006 Agreement are qualified in their entirety by reference to the full text of the agreements, each of which are attached as Exhibit 99.2 to the Forms 8-K filed by the Company on October 24, 2005 and October 26, 2006.

CRITICAL ACCOUNTING POLICIES

The Company has identified critical accounting policies that, as a result of the judgments, uncertainties, and the operations involved, could result in material changes to its financial condition or results of operations under different conditions or using different assumptions. The Company's most critical accounting policies relate to the allowance for doubtful accounts, inventory reserve, restructuring charges, purchase accounting and goodwill, long-lived assets, income taxes, pension and other postretirement benefits and stock-based compensation.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

Management records an allowance for doubtful accounts receivable based on the current and projected credit quality of the Company's customers, historical experience, customer payment history, expected trends and other factors that affect collectibility. Changes in these factors or changes in economic circumstances could result in changes to the allowance for doubtful accounts.

INVENTORY RESERVE

Management establishes an inventory reserve based on historical experience and amounts expected to be realized for slow-moving and obsolete inventory. The Company monitors its slow-moving and obsolete inventory on a quarterly basis and makes adjustments as considered necessary. The proceeds from the sale or dispositions of these inventories may differ from the net recorded amount.

RESTRUCTURING CHARGES

Restructuring charges are recorded in accordance with SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. Liabilities for costs associated with an exit or disposal activity are recognized when the liability is incurred. Fair value is the basis for the measurement of any asset write-downs that are recorded in accordance with SFAS 144, Accounting for Impairment or Disposal of Long-lived Assets ("SFAS 144"). Estimated remaining useful lives are the basis for the measurement of any adjustments that are reflected as accelerated depreciation in cost of sales in accordance with SFAS 144.

PURCHASE ACCOUNTING AND GOODWILL

Business acquisitions are accounted for using the purchase method of accounting. This method requires the Company to record assets and liabilities of the business acquired at their estimated fair market values as of the acquisition date. Any excess of the cost of the acquisition over the fair value of the net assets acquired is recorded as goodwill. The Company uses valuation specialists to perform appraisals and assist in the determination of the fair values of the assets acquired and liabilities assumed. These valuations require management to make estimates and assumptions that are critical in determining the fair values of the assets and liabilities. Goodwill is not amortized. The Company conducts a formal impairment test of goodwill at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.

LONG-LIVED ASSETS

Long-lived assets, except goodwill and indefinite-lived intangible assets, are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable, or at least annually. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future net cash flows estimated by the Company to be generated by such assets.

INCOME TAXES

The Company's provision for income taxes involves a significant amount of judgment by management. This provision is impacted by the income and tax rates of the countries where the Company operates. A change in the geographical source of the Company's income can have a significant effect on the tax rate. No taxes are provided on earnings which are permanently reinvested.

Various taxing authorities periodically audit the Company's tax returns. These audits may include questions regarding the Company's tax filing positions, including the timing and amount of deductions and the allocation of income to various tax jurisdictions. In evaluating the exposures connected with these various tax filing positions the Company records tax liabilities for probable exposures. A significant period of time may elapse before a particular matter, for which the Company has recorded a tax liability, is audited and fully resolved.

The establishment of the Company's tax liabilities relies on the judgment of management to estimate the exposures associated with its various filing positions. Although management believes those estimates and judgments are reasonable, actual results could differ, resulting in gains or losses that may be material to the Company's consolidated statement of income.

To the extent that the Company prevails in matters for which tax liabilities have been recorded, or are required to pay amounts in excess of these tax liabilities, the Company's effective tax rate in any given financial statement period could be materially affected. An unfavorable tax settlement could result in an increase in the Company's effective tax rate in the financial statement period of resolution. A favorable tax settlement would be recognized as a reduction in the Company's effective tax rate in the financial statement period of resolution.

The Company records a valuation allowance to reduce its deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized. In accordance with the provisions of SFAS 109, Accounting for Income Taxes, all available evidence, both positive and negative, is considered to determine whether a valuation allowance is needed. Evidence, such as the results of operations for the current and preceding years, is given more weight than projections of future income, which is inherently uncertain. The Company's losses in the U.S. in recent periods provide sufficient negative evidence to require a full valuation allowance against its net deferred tax assets in the U.S. The Company intends to maintain a valuation allowance against its net deferred tax assets in the U.S. until sufficient positive evidence exists to support realization of such assets.

PENSION AND OTHER POSTRETIREMENT BENEFITS

Defined pension plans and other postretirement benefit plans are a significant cost of doing business that represents obligations that will be ultimately settled far into the future and therefore subject to estimation. Pension and postretirement benefit accounting is intended to reflect the recognition of future benefit costs over the employee's approximate period of employment based on the terms of the plans and the investment and funding decisions made by the Company. While management believes the Company's assumptions are appropriate, significant differences in the Company's actual experience or significant changes in the Company's assumptions, including the discount rate used and the expected long-term rate of return on plan assets, may materially affect the Company's pension and postretirement obligations and future expenses.

The Company has several postretirement benefit plans worldwide. These plans consist primarily of defined benefit and defined contribution pension plans and other postretirement benefit plans. For financial statements prepared in conformity with accounting principles generally accepted in the United States of America, many assumptions are required to be made in order to value the plans' liabilities on a projected and accumulated basis, as well as to determine the annual expense for the plans. The assumptions chosen take into account historical experience, the current economic environment and management's best judgment regarding future experience. Assumptions include the discount rate, the expected long-term rate of return on assets, future salary increases, health care escalation rates, cost of living increases, turnover, retirement ages and mortality. The cumulative difference between actual experience and assumed experience is included in accumulated other comprehensive income. These gains or losses are recognized in expense over the average future working lifetime of employees to the extent that the cumulative experience exceeds 10% of the greater of the Projected Benefit Obligation (or Accumulated Postretirement Benefit Obligation) and assets. Additionally, the current accounting principles defer the amount of any plan changes. These amounts are included in accumulated other comprehensive income and then recognized in expense over the average future working lifetime of the affected group. With the adoption at August 31, 2007 of SFAS 158, Employers' Accounting for Defined Benefit Pension and Postretirement Plans, the full unfunded liability of all the Company's defined benefit pension and other postretirement benefit plans were included on the Company's consolidated balance sheet at August 31, 2007.

For the majority of the Company's pension plans, the Company consults with various actuaries annually when reviewing and selecting the discount rates to be used. The discount rates used by the Company are based on yields of various corporate and governmental bond indices with varying maturity dates. The discount rates are also reviewed in comparison with current benchmark indices, economic market conditions and the movement in the benchmark yield since the previous fiscal year. The liability weighted-average discount rate for the defined benefit pension plans is 5.5% for fiscal 2007. For the other postretirement benefit plan, the rate is 6.25% and is obtained from the Citigroup Pension Liability Index and Discount Curve. This rate represents the higher interest rates generally available in the United States, which is the Company's only country with other postretirement benefit liabilities. Another assumption that affects the Company's pension expense is the expected long-term rate of return on assets. Some of the Company's plans are funded. The weighted-average expected long-term rate of return on assets assumption is 7.8% for fiscal 2007.

The following table illustrates the sensitivity to a change in the assumed discount rate and expected long-term rate of return on assets for the Company's pension plans and other postretirement plans as of August 31, 2007:

Change in Assumption	Impact on 2007 Benefits Expense	Impact on August 31, 2007 Projected Benefit Obligation for Pension Plans	Impact on August 31, 2007 Projected Benefit Obligation for Postretirement Plans
		(In thousands)	
25 basis point decrease in discount rate	$373	$3,395	$755
25 basis point increase in discount rate	$(417)	$(3,305)	$(714)
25 basis point decrease in expected long-term rate of return on assets	$ 34	$ —	$ —
25 basis point increase in expected long-term rate of return on assets	$ (34)	$ —	$ —

STOCK-BASED COMPENSATION

Stock-based compensation requires the use of a valuation model. The Company currently uses a Black-Scholes option pricing model to calculate the fair value of its stock options. The Black-Scholes model requires assumptions based on management's judgment regarding, among others, the volatility of the Company's stock, the expected forfeiture rate, the expected life of the stock award and the Company's dividend yield. The Company primarily uses historical data to determine the assumptions to be used in the Black-Scholes model and has no reason to believe that future data is likely to differ from historical data. However, changes in the assumptions to reflect future stock price volatility, future dividend payments and future stock award exercise experience may result in a material change to the fair value calculation of share-based awards. While management believes the Company's assumptions used are appropriate, significant differences in the Company's actual experience or significant changes in the Company's assumptions, including the volatility of the Company's stock, the expected forfeiture rate, the expected life of the stock award and the dividend yield, may materially affect the Company's future stock-based compensation expense.

The Company grants certain types of restricted stock grants which involved market conditions for determining vesting. These awards vest based on total shareholder return over a certain period compared to the shareholder return of other peer companies. The concept of modeling is used with such awards because observable market prices for these types of awards are not available. The modeling technique that is generally considered to most appropriately value this type of award is the Monte Carlo simulation. These models are considered to be a more refined estimate of fair value for awards with market conditions than the Black-Scholes model. The Monte Carlo simulation requires assumptions based on management's judgment regarding, among others, the volatility of the Company's stock, the expected forfeiture rate, the correlation rate of the Company's stock price compared to peer companies and the Company's dividend yield. The Company uses historical data to determine the assumptions to be used in the Monte Carlo simulation and has no reason to believe that future data is likely to differ from historical data. However, changes in the assumptions to reflect future stock price volatility, future dividend payments, future forfeitures and future correlation experience may result in a material change to the fair value calculation of share-based awards. While management believes the Company's assumptions used are appropriate, significant differences in the Company's actual experience or significant changes in the Company's assumptions, including the volatility of the Company's stock, the expected forfeiture rate, the expected life of the stock award, the correlation rate and the dividend yield, may materially affect the Company's future stock-based compensation expense.

LIQUIDITY AND CAPITAL RESOURCES

	August 31, 2007	August 31, 2006	% Change
	(In millions, except for %'s)		
Cash and cash equivalents	$ 43.0	$ 50.7	(15.2)%
Working capital, excluding cash	375.5	353.1	6.3
Long-term debt	123.1	120.7	2.0
Stockholders' equity	427.0	403.5	5.8

As of August 31, 2007, the current ratio was 2.9 to 1 and working capital, excluding cash, was $375.5 million. Net cash provided from operations was $64.8 million in 2007 compared with $19.0 million in 2006. The improvement from last year was due primarily to a substantial reduction of inventory driven by efforts to reduce inventory across the Company. Cash used in investing activities was $38.0 million in 2007 compared with $26.7 million in 2006. The $11.3 million increase was mainly due to a business acquisition in 2007. Cash used in financing activities decreased $8.4 million due primarily to the decrease in the Company's purchases of its common stock. In addition, in fiscal 2006, the Company refinanced its debt which involved borrowing from a new credit facility to prepay its outstanding senior notes.

The Company's cash and cash equivalents were $43.0 million at August 31, 2007, a decrease of $7.6 million from August 31, 2006. The decrease is primarily due to an increase in working capital, excluding cash. The increase in working capital, excluding cash, is due primarily to the increase in European accounts receivable, which is offset by a significant decrease in inventory.

Accounts receivable increased in 2007 by $44.8 million, or 16.4%. The translation effect of foreign currencies, primarily the euro, accounted for $14.2 million of the increase in accounts receivable. Excluding the translation effect, the increase in accounts receivable was $30.6 million, or 11.2%. The increase in accounts receivable, excluding the translation effect, was the result of higher sales and increased days sales in accounts receivable from 58 days to 62 days, which is driven by the mix of customers.

Inventory decreased in 2007 by $23.0 million or 8.1%. The translation effect of foreign currencies increased inventory by $11.5 million, therefore, inventory decreased $34.5 million excluding the translation effect. The Company's days sales in inventory improved from 73 days to 60 days. This change is driven by efforts to reduce inventory across the Company.

On June 21, 2007, the Company acquired the Delta Plast Group, a European color masterbatch manufacturer with operations in Sweden and Belgium. The acquisition included the purchase of 100% of the common shares of the Belgian operations of Delta Plast and certain assets and liabilities of the Swedish operations. The Company organized the two operational locations as two separate wholly owned subsidiaries of A. Schulman Plastics, BVBA in its European segment, Deltaplast NV for the Belgium company and Deltaplast AB for the Sweden operations. The acquisition is expected to expand the Company's offerings of color masterbatches in its European segment. In connection with this acquisition, the Company paid approximately 81.3 million Swedish Krona (approximately $11.8 million at the acquisition date) which was paid primarily in cash. The purchase price also includes a potential deferred payment that could be paid over a three year period which is based on certain terms in the purchase agreement. The purchase price allocation included in the accompanying consolidated financial statements for this acquisition is subject to normal course working capital adjustments and may be adjusted as these adjustments have not been agreed upon. The total cost included direct acquisition costs. Goodwill recognized in connection with this acquisition amounted to approximately $3.8 million as of August 31, 2007, of which approximately $2.6 million is expected to be fully deductible for tax purposes. The results of operations and financial position for the acquired companies are included in the consolidated financial statements of the Company. The earnings from the acquired companies had a minimal effect on consolidated earnings for fiscal 2007.

Capital expenditures for the year ended August 31, 2007 were $29.4 million compared with $29.2 million last year. The major components of the capital expenditures included machinery and equipment at the Company's France and Belgium plants. In addition, approximately $9.0 million of the capital expenditures for the Company were related to the new A. Schulman Invision, Inc. company, including the first full production line and the start of construction on the first Invision® product dedicated plant. The Company anticipates approximately $40 million to $50 million in capital expenditures in fiscal 2008, which includes some spending related to the construction of a new plant in the North American segment. The new plant is intended to release some capacity in the Company's Mexican facility for additional Mexican and South American sales.

On February 28, 2006 the Company completed a refinancing in which it replaced a $100.0 million credit facility with a new $260.0 million credit facility ("Credit Facility"). The Credit Facility consists of $260.0 million of revolving credit lines of which the U.S. dollar equivalent of $160.0 million is available to certain of the Company's foreign subsidiaries for borrowings in euros or other currencies. The Credit Facility, which matures on February 28, 2011, contains certain covenants that, among other things, limit the Company's ability to incur indebtedness and enter into certain transactions beyond specified limits. The Company must also maintain a minimum interest coverage ratio and may not exceed a maximum net debt leverage ratio. As of August 31, 2007, there were no covenant violations under the Credit Facility.

Interest rates on the Credit Facility are based on LIBOR or EURIBOR (depending on the borrowing currency) plus a spread determined by the Company's total leverage ratio. The Company also pays a facility fee on the commitments whether used or unused. As of August 31, 2007 there was $23.6 million outstanding under the Credit Facility.

During fiscal 2006, the Company used proceeds from the Credit Facility to prepay its $50.0 million in 7.27% senior notes which were due in 2009. In conjunction with the prepayment of these notes the Company recorded a loss on extinguishment of debt of approximately $5.0 million, which included a make-whole provision of approximately $3.3 million, interest rate swap termination fee of $1.5 million and the write-off of related deferred debt costs and deferred interest. Deferred interest related to proceeds deferred in 1999 when the Company completed an interest rate lock effectively reducing the annual interest rate from 7.27% to 7.14% over the life of the notes. In connection with the prepayment of debt and termination of this interest rate lock, the remaining balance of these deferred proceeds of $0.2 million was written off.

On March 1, 2006, the Company issued senior guaranteed notes ("Senior Notes") in the private placement market consisting of the following:

- $30.0 million of Senior Notes in the United States, maturing on March 1, 2013, with a variable interest rate of LIBOR plus 80 bps

- €50.3 million of Senior Notes in Germany, maturing on March 1, 2016, with a fixed interest rate of 4.485% ("Euro Notes"). The Euro Notes approximate $68.6 million at August 31, 2007.

At August 31, 2007, the fair market value of the Euro Notes is approximately €47.0 million, which approximates $64.1 million.

The Senior Notes are guaranteed by the Company's wholly-owned domestic subsidiaries and contain covenants substantially identical to those in the $260.0 million revolving credit facility. As of August 31, 2007, there were no covenant violations under the Senior Notes.

Both the Credit Facility and the Senior Notes are supported by up to 65% of the capital stock of certain of the Company's directly owned foreign subsidiaries.

The proceeds from the Euro Notes, available cash, and borrowings on the Credit Facility were used to fund the $143.8 million repatriation from Europe completed in March 2006. The Company used these repatriated proceeds to fund the self-tender offer which cost approximately $50.2 million including $0.5 million in fees directly related to the tender offer.

Charges of $2.6 million related to the issuance of the Senior Notes and the Credit Facility in fiscal 2006 were deferred and are being amortized over the contractual lives of the Senior Notes and the Credit Facility, respectively.

The Company had approximately $8.5 million of uncollateralized short-term lines of credit from various domestic banks at August 31, 2007 and 2006. There were no borrowings at August 31, 2007 and $8.5 million outstanding at August 31, 2006 under these lines of credit.

The Company had approximately $46.9 million and $58.0 million of uncollateralized short-term foreign lines of credit available to its subsidiaries at August 31, 2007 and August 31, 2006, respectively. There was $2.8 million and $2.5 million outstanding under these lines of credit at August 31, 2007 and 2006, respectively.

The Company has approximately $1.3 million in capital lease obligations, of which $0.4 million is current. The current portion of capital lease obligations was $18,000 in fiscal 2006. The Company's current portion of capital lease obligations is included in other accrued liabilities on the Company's Consolidated Balance Sheets.

The Company's unfunded pension liability is approximately $66.7 million at August 31, 2007. This amount is primarily due to an unfunded plan of $50.5 million maintained by the Company's German subsidiary. Under this plan, no separate vehicle is required to accumulate assets to provide for the payment of benefits. The benefits are paid directly by the Company to the participants. It is anticipated that the German subsidiary will generate sufficient funds from operations to pay these benefits in the future.

The Company enters into forward foreign exchange contracts to reduce its exposure for amounts due or payable in foreign currencies. These contracts limit the Company's exposure to fluctuations in foreign currency exchange rates. Any gains or losses associated with these contracts as well as the offsetting gains or losses from the underlying assets or liabilities are recognized on the foreign currency transaction line in the Consolidated Statements of Income. The Company estimates that a 10% change in foreign exchange rates at August 31, 2007 would have changed the fair value of the contracts by approximately $1.3 million. Changes in the fair value of forward foreign exchange contracts are substantially offset by changes in the fair value of the hedged positions. The Company does not hold or issue financial instruments for trading purposes or utilize any other types of derivative instruments.

A summary of the Company's future obligations subsequent to August 31, 2007 are presented below:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
			(In thousands)		
Short Term Debt	$ 2,762	$ —	$ —	$ —	$ 2,762
Long Term debt	—	—	23,617	98,572	122,189
Capital Lease Obligations	411	863	27	—	1,301
Operating Lease Obligations	3,619	4,732	2,779	175	11,305
Purchase Obligations(a)	79,946	—	—	—	79,946
Pension Obligations	3,100	—	—	—	3,100
Postretirement Benefit Obligations	733	1,672	1,965	6,489	10,859
Deferred Compensation Obligations	575	5,177	2,696	1,785	10,233
Interest Expense	6,963	13,926	10,757	10,402	42,048
	$98,109	$26,370	$41,841	$117,423	$283,743

(a) Purchase obligations include purchase orders for inventory.

Operating lease information is provided in the Notes to the Consolidated Financial Statements appearing in Item 8 of this Report. The aggregate future minimum rental commitment for non-cancelable leases, excluding obligations for taxes, insurance, etc. was $11.3 million at August 31, 2007.

The Company's outstanding commercial commitments at August 31, 2007 are not material to the Company's financial position, liquidity or results of operations except as discussed in the Notes to the Consolidated Financial Statements appearing in ITEM 8 of this Report.

The Company does not have any off-balance sheet arrangements.

During the year ended August 31, 2007, the Company paid cash dividends aggregating to $0.58 per share. The total amount of these dividends was $16.1 million. Cash flow has been sufficient to fund the payment of these dividends. The Company paid $0.01 per common share on February 1, 2007, to shareholders of record on January 19, 2007, in redemption of the special stock purchase rights previously issued to the Company's shareholders pursuant to the Rights Agreement dated as of January 26, 2006 between the Company and National City Bank as Rights Agent, thereby redeeming in full and canceling all such rights and terminating the Rights Agreement. The amount of this redemption was $0.3 million, which is included in the total amount of dividends paid during the year ended August 31, 2007 but is not included in the $0.58 cash dividends per share.

For the year ended August 31, 2007, the Company issued 742,528 common shares upon the exercise of employee stock options and 228,250 common shares were issued to employees under the restricted stock plan. The total amount received from the exercise of the stock options was $13.9 million.

On April 25, 2006, the Company announced that its Board of Directors authorized the repurchase of up to 6.75 million shares of its outstanding common stock (the "Repurchase Program") representing approximately 23.3% of the Company's outstanding shares at the authorization date. It is anticipated that the Company will complete the Repurchase Program through open market repurchases from time to time. The number of shares to be repurchased and the timing of repurchases will depend upon the prevailing market prices and any other considerations that may, in the opinion of the Board of Directors or management, affect the advisability of repurchasing shares. The Repurchase Program replaced the Company's prior repurchase authorization, under which approximately 1.7 million shares had remained authorized for repurchase. During fiscal 2007, the Company purchased 770,266 shares of its common stock under the Repurchase Program at an average price of $23.46 excluding commissions. Under the Repurchase Program the Company has approximately 4.0 million shares still available to be repurchased.

The assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars using current exchange rates. Income statement items are translated at average exchange rates prevailing during the period. The resulting translation adjustments are recorded in the "accumulated other comprehensive income" account in stockholders' equity. The continued weakness of the U.S. dollar during the year ended August 31, 2007 increased this account by $16.2 million. Based on past performance and current expectations, Management believes the Company's cash and cash equivalents, investments, and cash generated from operations will satisfy the Company's working capital needs, capital expenditures, contractual obligations and other liquidity requirements associated with operations through at least the next 12 months. Additional common stock repurchases would generally be funded through incremental borrowing.

NEW ACCOUNTING PRONOUNCEMENTS

In July 2006, the FASB issued FASB interpretation No. 48, ("FIN 48"), Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 clarifies the accounting for uncertain income tax positions that are recognized in a company's financial statements. FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. Under the interpretation, the financial statements will reflect expected future tax consequences of such positions presuming the taxing authorities' full knowledge of the position and all relevant facts, but without considering time values. The Company adopted FIN 48 on September 1, 2007. Tax positions taken in prior years are being evaluated under FIN 48 and the Company anticipates it will increase the opening balance of retained earnings as of September 1, 2007 by up to $2.5 million for tax benefits not previously recognized under historical practice.

On September 15, 2006, the FASB issued FASB Statement No. 157, ("SFAS 157"), Fair Value Measurement. SFAS 157 addresses standardizing the measurement of fair value for companies who are required to use a fair value measure of recognition for recognition or disclosure purposes. The FASB defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date." The Company is required to adopt SFAS 157 in fiscal year 2009. The Company is currently evaluating the impact, if any, of SFAS 157 on its financial position, results of operations and cash flows.

On September 29, 2006, the FASB issued FASB Statement No. 158, ("SFAS 158"), Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans. SFAS 158 requires companies to recognize the funded status of defined benefit pension and other postretirement plans as a net asset or liability in its financial statements. In addition, disclosure requirements related to such plans are affected by SFAS 158. As required by SFAS 158, the Company used a prospective approach in its adoption of SFAS 158. As of August 31, 2007, the Company recognized the funded status of its defined benefit pension and postretirement benefit plans. The adoption of SFAS 158 resulted in a decrease of $5.4 million on a pre-tax basis and a decrease of $2.8 million on an after-tax basis to the Company's accumulated other comprehensive income. The adoption of SFAS 158 did not impact the Company's compliance with its debt covenants of its borrowing arrangements, cash position or results of operations.

In February 2007, the FASB issued FASB Statement No. 159, ("SFAS 159"), The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115. SFAS 159 permits companies to choose, at specified election dates, to measure many financial instruments and certain other items at fair value that are not currently measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected would be reported in earnings at each subsequent reporting date. Upfront costs and fees related to items for which the fair value option is elected shall be recognized in earnings as incurred and not deferred. The Company is required to adopt SFAS 159 in fiscal year 2009. The Company is currently evaluating the impact, if any, of SFAS 159 on its financial position, results of operations and cash flows.

CAUTIONARY STATEMENTS

Certain statements in this report may constitute forward-looking statements within the meaning of the Federal securities laws. These statements can be identified by the fact that they do not relate strictly to historic or current facts. They use such words as "anticipate", "estimate", "expect", "project", "intend", "plan", "believe", and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. These forward-looking statements are based on currently available information, but are subject to a variety of uncertainties, unknown risks and other factors concerning the Company's operations and business environment, which are difficult to predict and are beyond the control of the Company. Important factors that could cause actual results to differ materially from those suggested by these forward-looking statements, and that could adversely affect the Company's future financial performance, include, but are not limited to, the following:

- Worldwide and regional economic, business and political conditions, including continuing economic uncertainties in some or all of the Company's major product markets;

- Fluctuations in the value of currencies in major areas where the Company operates, including the U.S. dollar, euro, U.K. pound sterling, Canadian dollar, Mexican peso, Chinese yuan and Indonesian rupiah;
- Fluctuations in the prices of sources of energy or plastic resins and other raw materials;
- Changes in customer demand and requirements;
- Escalation in the cost of providing employee health care;
- The outcome of any legal claims known or unknown; and
- The performance of the North American automotive market.

Additional risk factors are set forth in ITEM 1A of this Report. The risks and uncertainties identified above are not the only risks the Company faces. Additional risks and uncertainties not presently known to the Company or that it believes to be immaterial also may adversely affect the Company. Should any known or unknown risks or uncertainties develop into actual events, or underlying assumptions prove inaccurate, these developments could have material adverse effects on the Company's business, financial condition and results of operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company conducts business on a multinational basis in a variety of foreign currencies. The Company's exposure to market risk for changes in foreign currency exchange rates arises from anticipated transactions from international trade and repatriation of foreign earnings. The Company's principle foreign currency exposures relate to the euro, U. K. pound sterling, Canadian dollar, Mexican peso, Chinese yuan, and Indonesian rupiah.

The Company enters into forward foreign exchange contracts to reduce its exposure to fluctuations in related foreign currencies. These contracts are with major financial institutions and the risk of loss is considered remote. The total value of open contracts and any risk to the Company as a result of these arrangements is not material to the Company's financial position, liquidity or results of operations.

The Company's exposure to market risk from changes in interest rates relates primarily to its debt obligations. Interest on the Revolving Facility is based on the London Inter-Bank Offered Rate (LIBOR) for U.S. dollar borrowings and the Euro Interbank Offered Rate (EURIBOR) for euro borrowings. At August 31, 2007, the Company had $23.6 million borrowed against its Revolving Facility. Borrowing costs may fluctuate depending upon the volatility of LIBOR and amounts borrowed.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

A. SCHULMAN, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of A. Schulman, Inc.

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of A. Schulman, Inc. and its subsidiaries at August 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in the notes to the consolidated financial statements, the Company changed the manner in which it accounts for defined benefit pension and other postretirement plans as of August 31, 2007 (Note 7) and stock-based compensation as of September 1, 2005 (Note 9).

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
Cleveland, Ohio
October 30, 2007

A. SCHULMAN, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended August 31,		
	2007	2006	2005
	(In thousands except share and per share data)		
Net sales	$ 1,787,056	$ 1,616,386	$ 1,433,196
Cost of sales	1,574,234	1,396,440	1,240,557
Selling, general and administrative expenses	159,274	148,529	137,848
Interest expense	8,118	6,234	3,704
Foreign currency transaction losses	219	2,136	2,824
Minority interest	1,027	1,116	1,139
Interest income	(2,306)	(3,310)	(1,446)
Other income	(1,832)	(1,892)	(948)
Restructuring expense — North America	1,048	—	182
Loss on extinguishment of debt	—	4,986	—
	1,739,782	1,554,239	1,383,860
Income before taxes	47,274	62,147	49,336
Provision for U.S. and foreign income taxes	24,655	29,485	17,243
Net income	$ 22,619	$ 32,662	$ 32,093
Weighted-average number of shares outstanding:			
Basic	27,032,348	29,961,580	30,619,780
Diluted	27,369,408	30,394,210	31,049,790
Earnings per share of common stock:			
Basic	$ 0.83	$ 1.09	$ 1.05
Diluted	$ 0.82	$ 1.07	$ 1.03

The accompanying notes are an integral part of the consolidated financial statements.

A. SCHULMAN, INC.

CONSOLIDATED BALANCE SHEETS

	August 31, 2007	August 31, 2006
	(In thousands except share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 43,045	$ 50,662
Accounts receivable, less allowance for doubtful accounts of $9,056 in 2007 and $9,409 in 2006	317,774	272,929
Inventories, average cost or market, whichever is lower	263,047	286,079
Prepaid expenses and other current assets	16,163	17,678
Total current assets	640,029	627,348
Other assets:		
Cash surrender value of life insurance	2,231	1,800
Deferred charges and other assets	21,784	20,444
Goodwill	9,350	5,392
Intangible assets	174	1,382
	33,539	29,018
Property, plant and equipment, at cost:		
Land and improvements	16,768	15,778
Buildings and leasehold improvements	145,952	136,526
Machinery and equipment	352,044	317,499
Furniture and fixtures	38,955	35,918
Construction in progress	13,035	11,079
	566,754	516,800
Accumulated depreciation and investment grants of $1,322 in 2007 and $1,119 in 2006	366,207	329,921
	200,547	186,879
	$ 874,115	$ 843,245
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Notes payable	$ 2,762	$ 10,976
Accounts payable	141,838	135,930
U.S. and foreign income taxes payable	11,544	14,708
Accrued payrolls, taxes and related benefits	32,249	30,866
Other accrued liabilities	33,112	31,081
Total current liabilities	221,505	223,561
Long-term debt	123,080	120,730
Other long-term liabilities	91,316	82,482
Deferred income taxes	5,640	7,196
Minority interest	5,561	5,784
Commitments and contingencies	—	—
Stockholders' equity:		
Preferred stock, 5% cumulative, $100 par value, authorized, issued and outstanding - 10,564 shares in 2007 and 2006	1,057	1,057
Special stock, 1,000,000 shares authorized, none outstanding	—	—
Common stock, $1 par value, authorized — 75,000,000 shares, issued — 41,784,640 shares in 2007 and 40,707,018 shares in 2006	41,785	40,707
Other capital	103,828	86,894
Accumulated other comprehensive income	50,092	32,893
Retained earnings	509,415	502,998
Treasury stock, at cost, 14,113,977 shares in 2007 and 13,343,711 shares in 2006	(279,164)	(261,057)
Common stockholders' equity	425,956	402,435
Total stockholders' equity	427,013	403,492
	$ 874,115	$ 843,245

The accompanying notes are an integral part of the consolidated financial statements.

A. SCHULMAN, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Preferred Stock	Common Stock	Other Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Unearned Stock Grant Compensation	Total Stockholders' Equity
				(In thousands except per share data)				
Balance at August 31, 2004	$1,057	$39,633	$ 69,812	$18,643	$473,540	$(164,231)	$(3,217)	$435,237
Comprehensive income for 2005:								
Net income for 2005					32,093			
Foreign currency translation gain				10,260				
Minimum pension liability adjustment (net of tax of $1,056)				(2,351)				
Total comprehensive income								40,002
Cash dividends paid or accrued:								
Preferred stock, $5 per share					(53)			(53)
Common stock, $0.57 per share					(17,582)			(17,582)
Purchase of treasury stock						(1,001)		(1,001)
Stock options exercised		302	3,790					4,092
Issue of restricted stock		54	(54)					—
Grant of restricted stock			1,981				(1,981)	—
Forfeiture of restricted stock			(893)				893	—
Non-cash stock based compensation			337					337
Amortization of restricted stock							1,071	1,071
Balance at August 31, 2005	1,057	39,989	74,973	26,552	487,998	(165,232)	(3,234)	462,103
Comprehensive income for 2006:								
Net income for 2006					32,662			
Foreign currency translation gain				6,830				
Minimum pension liability adjustment (net of tax of $214)				(489)				
Total comprehensive income								39,003
Cash dividends paid or accrued:								
Preferred stock, $5 per share					(53)			(53)
Common stock, $0.58 per share					(17,609)			(17,609)
Purchase of treasury stock						(95,825)		(95,825)
Stock options exercised		650	9,150					9,800
Issue of restricted stock		68	(68)					—
Non-cash stock based compensation			4,525					4,525
Reclassification due to adoption of SFAS 123R			(3,234)				3,234	—
Amortization of restricted stock			1,548					1,548
Balance at August 31, 2006	1,057	40,707	86,894	32,893	502,998	(261,057)	—	403,492
Comprehensive income for 2007:								
Net income for 2007					22,619			
Foreign currency translation gain				16,195				
Minimum pension liability adjustment (net of tax of $263)				3,806				
Total comprehensive income								42,620
Adjustment to initially apply SFAS 158 (net of tax of $2,585)				(2,802)				(2,802)
Cash dividends paid or accrued:								
Preferred stock, $5 per share					(53)			(53)
Common stock, $0.58 per share					(16,149)*			(16,149)
Purchase of treasury stock						(18,107)		(18,107)
Stock options exercised		743	13,173					13,916
Issue of restricted stock		335	(335)					—
Non-cash stock based compensation			1,851					1,851
Amortization of restricted stock			2,245					2,245
Balance at August 31, 2007	$1,057	$41,785	$103,828	$50,092	$509,415	$(279,164)	$ —	$427,013

* Includes approximately $0.3 million related to the redemption of the special stock purchase rights which were paid at a price of $0.01 per share for shareholders of record on January 19, 2007. This $0.01 is not included in the $0.58 per share for common stock dividends.

The accompanying notes are an integral part of the consolidated financial statements.

A. SCHULMAN, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended August 31,		
	2007	2006	2005
	(In thousands)		
Provided from (used in) operating activities:			
Net income	$ 22,619	$ 32,662	$ 32,093
Adjustments to reconcile net income to net cash provided from (used in) operating activities:			
Depreciation and amortization	25,802	24,912	25,082
Deferred tax provision	(1,865)	1,552	(3,632)
Pension and other deferred compensation	11,347	11,019	11,891
Postretirement benefit obligation	(2,837)	3,339	2,623
Minority interest in net income of subsidiaries	1,027	1,116	1,139
Restructuring charges, including accelerated depreciation of $1,071 in fiscal 2007	2,119	—	182
Proceeds of insurance settlements	750	—	—
Proceeds from life insurance benefits	—	580	—
Non-cash items related to loss on extinguishment of debt	—	180	—
Changes in assets and liabilities:			
Accounts receivable	(29,088)	(41,193)	(17,643)
Inventories	37,942	(45,815)	4,069
Accounts payable	(3,018)	30,752	5,019
Restructuring payments	(974)	—	(598)
Income taxes	(2,006)	(1,433)	(4,051)
Accrued payrolls and other accrued liabilities	789	6,154	2,091
Changes in other assets and other long-term liabilities	2,222	(4,830)	(2,622)
Net cash provided from (used in) operating activities	64,829	18,995	55,643
Provided from (used in) investing activities:			
Expenditures for property, plant and equipment	(29,379)	(29,239)	(26,944)
Disposals of property, plant and equipment	1,352	2,548	681
Business acquisitions, net of cash acquired	(11,277)	—	—
Proceeds of insurance settlements	1,295	—	—
Net cash used in investing activities	(38,009)	(26,691)	(26,263)
Provided from (used in) financing activities:			
Cash dividends paid	(16,202)	(17,662)	(17,635)
Increase (decrease) in notes payable	(9,372)	9,426	1,479
Borrowings on revolving credit facilities	63,076	131,318	24,000
Repayments on revolving credit facilities	(66,871)	(118,989)	(10,536)
Proceeds from issuance of 4.485% and floating rate senior notes	—	91,943	—
Prepayments of 7.27% senior notes	—	(50,000)	—
Payment of debt issuance costs	—	(2,640)	—
Cash distributions to minority shareholders	(1,250)	(600)	(900)
Exercise of stock options	13,916	9,800	4,092
Purchases of treasury stock	(18,107)	(95,825)	(1,001)
Net cash provided from (used in) financing activities	(34,810)	(43,229)	(501)
Effect of exchange rate changes on cash	373	(742)	552
Net increase (decrease) in cash and cash equivalents	(7,617)	(51,667)	29,431
Cash and cash equivalents at beginning of year	50,662	102,329	72,898
Cash and cash equivalents at end of year	$ 43,045	$ 50,662	$102,329
Cash paid during the year for:			
Interest	$ 7,829	$ 4,941	$ 3,818
Income Taxes	$ 31,230	$ 33,175	$ 32,524

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of A. Schulman, Inc. (the "Company") and its domestic and foreign subsidiaries in which a controlling interest is maintained. All significant intercompany transactions have been eliminated.

The Company is engaged in the sale of plastic resins in various forms, which are used as raw materials by its customers. To identify reportable segments, the Company considered its operating structure and the types of information subject to regular review by its President and Chief Executive Officer, who is the Chief Operating Decision Maker. On this basis, the Company operates primarily in two geographic segments, North America and Europe, including Asia ("Europe").

Minority interest represents a 30% equity position of Mitsubishi Chemical MKV Co. in a partnership with the Company and a 35% equity position of P.T. Prima Polycon Indah in an Indonesian joint venture with the Company.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents. Such investments amounted to $11.0 million at August 31, 2007 and $13.7 million at August 31, 2006. Investments with maturities between three and twelve months are considered to be short-term investments. Investments are placed with numerous financial institutions which management believes to have acceptable credit ratings. The recorded amount of these investments approximates fair value.

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Management records an allowance for doubtful accounts receivable based on the current and projected credit quality of the Company's customers, historical experience, customer payment history, expected trends and other factors that affect collectibility. Changes in these factors or changes in economic circumstances could result in changes to the allowance for doubtful accounts. The Company reviews its allowance for doubtful accounts on a periodic basis. Trade accounts receivables are charged off against the allowance for doubtful accounts when the Company determines it is probable the account receivable will not be collected. Trade accounts receivables, less allowance for doubtful accounts, reflect the net realizable value of receivables, and approximate fair value. The Company does not have any off-balance sheet exposure related to its customers.

REVENUE RECOGNITION

The Company's accounting policy regarding revenue recognition is to recognize revenue when products are shipped to unaffiliated customers and both title and the risks and rewards of ownership are transferred.

The Company provides tolling services as a fee for processing of material provided and owned by customers. On some occasions, the Company is required to provide certain amounts of its materials, such as additives or packaging. These materials are charged to the customer as an addition to the tolling fees. The Company recognizes revenues from tolling services and related materials when such services are performed. The only amounts recorded as revenue related to tolling are the processing fees and the charges related to materials provided by the Company.

DEPRECIATION

It is the Company's policy to depreciate the cost of property, plant and equipment over the estimated useful lives of the assets, or for leasehold improvements over the applicable lease term, using the straight-line method. The estimated useful lives used in the computation of depreciation are as follows:

Buildings and leasehold improvements	7 to 40 years
Machinery and equipment	5 to 10 years
Furniture and fixtures	5 to 10 years

The cost of property sold or otherwise disposed of is eliminated from the property accounts and the related reserve accounts. Gains or losses are recognized as appropriate when sales of property occur.

Maintenance and repair costs are charged against income. The cost of renewals and betterments is capitalized in the property accounts.

INVENTORIES

The Company and its subsidiaries do not distinguish between raw materials and finished goods because numerous products that can be sold as finished goods are also used as raw materials in the production of other inventory items. Management establishes an inventory reserve based on historical experience and amounts expected to be realized for slow-moving and obsolete inventory.

GOODWILL

The Company does not amortize goodwill. However, the Company conducts a formal impairment test of goodwill at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. The Company completed its annual impairment test of goodwill as of February 28, 2007 which resulted in no impairment loss recognized. During fiscal 2007, the Company did not identify any other events that required an impairment test.

LONG-LIVED ASSETS

Long-lived assets, except goodwill and indefinite-lived intangible assets, are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable, or at least annually. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future net cash flows estimated by the Company to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are recorded at the lower of carrying value or estimated net realizable value. The Company completed its annual impairment test of long-lived assets which resulted in no impairment loss recognized. The Company owns a building in Orange, Texas which has a net book value of approximately $1.5 million at August 31, 2007 and is currently designated as an asset held-for-sale. This building is included in property, plant and equipment in the Company's Consolidated Balance Sheets.

INCOME TAXES

Income taxes are recognized during the period in which transactions enter into the determination of financial statement income. Accordingly, deferred taxes are provided for temporary differences between the book and tax bases of assets and liabilities. A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. No taxes are provided on earnings which are permanently reinvested.

RETIREMENT PLANS

The Company has several defined benefit and defined contribution pension plans covering certain employees in the U.S. and in foreign countries. For certain plans in the U.S., pension funding is based on an amount paid to trust funds at an agreed rate for each hour for which employees are paid. Generally, the defined benefit pension plans accrue the current and prior service costs annually and funding is not required for all plans.

The Company also has retirement plans for its North American salaried employees for which contributions are determined at the discretion of the Board of Directors.

FOREIGN CURRENCY TRANSLATION

The financial position and results of operations of the Company's foreign subsidiaries are measured using local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rate in effect at each reporting period end. Income statement accounts are translated at the average rate of exchange prevailing during the year.

Accumulated other comprehensive income in stockholders' equity includes translation adjustments arising from the use of different exchange rates from period to period.

RECLASSIFICATION

Certain items previously reported in specific financial statement captions have been reclassified to conform to the 2007 presentation.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company accounts for derivatives under Statement of Financial Accounting Standard (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133") as amended and interpreted. SFAS 133 requires all derivatives, whether designated in hedging relationships or not, to be recorded on the balance sheet at fair value. The forward foreign exchange contracts were adjusted to their fair market value through the income statement. Gains or losses on forward contracts that hedge specific transactions are recognized in the consolidated statement of income offsetting the underlying foreign currency gains or losses. Currently, the Company does not designate any of these contracts as hedges. In 2004 the Company entered into an interest-rate swap agreement which was designated as a fair value hedge in accordance with SFAS 133. This interest-rate swap was terminated during 2006 in connection with the prepayment of the senior notes, as discussed in Note 4.

STOCK-BASED COMPENSATION

On September 1, 2005, the Company adopted SFAS No. 123 (Revised 2004), ("SFAS 123R"), Share-Based Payment, which requires the Company to measure all employee stock-based compensation awards using a fair value method and record the related expense in the consolidated financial statements. The Company elected to use the modified prospective transition method. The modified prospective transition method requires that compensation cost be recognized in the consolidated financial statements for all awards granted after the date of adoption as well as for existing awards for which the requisite service has not been rendered as of the date of adoption and requires that prior periods not be restated. All periods presented prior to September 1, 2005 were accounted for using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and followed a nominal vesting period approach.

NEW ACCOUNTING PRONOUNCEMENTS

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB interpretation No. 48, ("FIN 48"), Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 clarifies the accounting for uncertain income tax positions that are recognized in a company's financial statements. FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. Under the interpretation, the financial statements will reflect expected future tax consequences of such positions presuming the taxing authorities' full knowledge of the position and all relevant facts, but without considering time values. The Company adopted FIN 48 on September 1, 2007. Tax positions taken in prior years are being evaluated under FIN 48 and the Company anticipates it will increase the opening balance of retained earnings as of September 1, 2007 by up to $2.5 million for tax benefits not previously recognized under historical practice.

On September 15, 2006, the FASB issued FASB Statement No. 157, ("SFAS 157"), Fair Value Measurement. SFAS 157 addresses standardizing the measurement of fair value for companies who are required to use a fair value measure of recognition for recognition or disclosure purposes. The FASB defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date." The Company is required to adopt SFAS 157 in fiscal year 2009. The Company is currently evaluating the impact, if any, of SFAS 157 on its financial position, results of operations and cash flows.

On September 29, 2006, the FASB issued FASB Statement No. 158, ("SFAS 158"), Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans. SFAS 158 requires companies to recognize the funded status of defined benefit pension and other postretirement plans as a net asset or liability in its financial statements. In addition, disclosure requirements related to such plans are affected by SFAS 158. As required by SFAS 158, the Company used a prospective approach in its adoption of SFAS 158. As of August 31, 2007, the Company recognized the funded status of its defined benefit pension and postretirement benefit plans. The adoption of SFAS 158 resulted in a decrease of $5.4 million on a pre-tax basis and a decrease of $2.8 million on an after-tax basis to the Company's accumulated other comprehensive income. The adoption of SFAS 158 did not impact the Company's compliance with its debt covenants of its borrowing arrangements, cash position or results of operations.

In February 2007, the FASB issued FASB Statement No. 159, ("SFAS 159"), The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115. SFAS 159 permits companies to choose, at specified election dates, to measure many financial instruments and certain other items at fair value that are not currently measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected would be reported in earnings at each subsequent reporting date. Upfront costs and fees related to items for which the fair value option is elected shall be recognized in earnings as incurred and not deferred. The Company is required to adopt SFAS 159 in fiscal year 2009. The Company is currently evaluating the impact, if any, of SFAS 159 on its financial position, results of operations and cash flows.

NOTE 2 — ALLOWANCE FOR DOUBTFUL ACCOUNTS

The changes in the Company's allowance for doubtful accounts during the years ended August 31, 2007 and 2006 are as follows:

	2007	2006
	(In thousands)	
Beginning balance	$ 9,409	$ 8,227
Provision	2,019	2,453
Write-offs, net of recoveries	(2,713)	(1,458)
Translation effect	341	187
Ending balance	$ 9,056	$ 9,409

NOTE 3 — GOODWILL AND OTHER INTANGIBLE ASSETS

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, the Company is required to review goodwill and indefinite-lived intangible assets at least annually for impairment. Goodwill impairment is tested at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. No impairment was required to be recorded as a result of the annual impairment review as of February 28, 2007. During fiscal 2007, the Company did not identify any other events that required an impairment test.

During fiscal 2007, the Company acquired the Delta Plast Group, a European color masterbatch manufacturer with operations in Sweden and Belgium. In connection with the acquisition, the Company recorded approximately $3.8 million of goodwill. See Note 17 for further discussion on the business acquisition.

The carrying amount of goodwill for the European segment was $8.4 million at August 31, 2007 and $4.4 million at August 31, 2006. The carrying amount of goodwill for the North American segment was $1.0 million at August 31, 2007 and 2006.

The changes in the Company's carrying value of goodwill during the years ended August 31, 2007 and 2006 are as follows:

	Europe	North America	Total
		(In thousands)	
Balance as of August 31, 2005	$4,324	$964	$5,288
Translation effect	104	—	104
Balance as of August 31, 2006	4,428	964	5,392
Goodwill recognized from business acquisition	3,780	—	3,780
Translation effect	178	—	178
Balance as of August 31, 2007	$8,386	$964	$9,350

Intangible assets were $0.2 million and $1.4 million at August 31, 2007 and 2006, respectively. The decrease in intangible assets is primarily related to the adoption of SFAS 158 in fiscal 2007.

NOTE 4 — LONG-TERM DEBT AND CREDIT ARRANGEMENTS

	August 31, 2007	August 31, 2006
	(In thousands)	
Notes payable, due within one year	$ 2,762	$ 10,976
Revolving credit loan, LIBOR, due 2011	23,617	26,218
Euro notes, 4.485%, due 2016	68,572	64,490
Senior notes, LIBOR plus 80 bps, due 2013	30,000	30,000
Capital lease obligations	1,301	40
	$126,252	$131,724

On February 28, 2006, the Company completed a refinancing in which it replaced a $100.0 million credit facility with a new $260.0 million credit facility ("Credit Facility"). The Credit Facility consists of $260.0 million of revolving credit lines of which the U.S. dollar equivalent of $160.0 million is available to certain of the Company's foreign subsidiaries for borrowings in euros or other currencies. The Credit Facility, which matures on February 28, 2011, contains certain covenants that, among other things, limit the Company's ability to incur indebtedness and enter into certain transactions beyond specified limits. The Company must also maintain a minimum interest coverage ratio and may not exceed a maximum net debt leverage ratio.

Interest rates on the Credit Facility are based on LIBOR or EURIBOR (depending on the borrowing currency) plus a spread determined by the Company's total leverage ratio. The Company also pays a facility fee on the commitments whether used or unused. As of August 31, 2007 there was $23.6 million outstanding under the Credit Facility.

During fiscal 2006, the Company used proceeds from the Credit Facility to prepay its $50.0 million in 7.27% senior notes which were due in 2009. In conjunction with the prepayment of these notes the Company recorded a loss on extinguishment of debt of approximately $5.0 million, which included a make-whole provision of approximately $3.3 million, interest rate swap termination fee of $1.5 million and the write-off of related deferred debt costs and deferred interest. Deferred interest related to proceeds deferred in 1999 when the Company completed an interest rate lock effectively reducing the annual interest rate from 7.27% to 7.14% over the life of the notes. In connection with the prepayment of debt and termination of this interest rate lock, the remaining balance of these deferred proceeds of $0.2 million was written off.

On March 1, 2006, the Company issued senior guaranteed notes ("Senior Notes") in the private placement market consisting of the following:

- $30.0 million of Senior Notes in the United States, maturing on March 1, 2013, with a variable interest rate of LIBOR plus 80 bps
- €50.3 million of Senior Notes in Germany, maturing on March 1, 2016, with a fixed interest rate of 4.485% ("Euro Notes"). The Euro Notes approximate $68.6 million at August 31, 2007.

At August 31, 2007, the fair market value of the Euro Notes is approximately €47.0 million, which approximates $64.1 million.

The Senior Notes are guaranteed by the Company's wholly-owned domestic subsidiaries and contain covenants substantially identical to those in the $260.0 million revolving credit facility.

Both the Credit Facility and the Senior Notes are supported by up to 65% of the capital stock of certain of the Company's directly owned foreign subsidiaries.

The proceeds from the Euro Notes, available cash, and borrowings on the Credit Facility were used to fund the $143.8 million repatriation from Europe completed in March 2006. During fiscal 2006, the Company used these repatriated proceeds to fund the self-tender offer which cost approximately $50.2 million including $0.5 million in fees directly related to the tender offer.

Charges of $2.6 million related to the issuance of the Senior Notes and the Credit Facility in fiscal 2006 were deferred and are being amortized over the contractual lives of the Senior Notes and the Credit Facility, respectively.

The Company had approximately $8.5 million of uncollateralized short-term lines of credit from various domestic banks at August 31, 2007 and 2006. There were no borrowings at August 31, 2007 and $8.5 million outstanding at August 31, 2006 under these lines of credit.

The Company had approximately $46.9 million and $58.0 million of uncollateralized short-term foreign lines of credit available to its subsidiaries at August 31, 2007 and August 31, 2006, respectively. There was $2.8 million and $2.5 million outstanding under these lines of credit at August 31, 2007 and 2006, respectively.

The Company has approximately $1.3 million in capital lease obligations, of which $0.4 million is current. The current portion of capital lease obligations was $18,000 in fiscal 2006. The Company's current portion of capital lease obligations is included in other accrued liabilities on the Company's Consolidated Balance Sheets.

Aggregate maturities of debt including capital lease obligations subsequent to August 31, 2007 are as follows:

	(In thousands)
Fiscal 2008	$ 3,173
2009	677
2010	186
2011	23,640
2012	4
2013 and thereafter	98,572
Total	$126,252

NOTE 5 — FOREIGN EXCHANGE CONTRACTS

The Company enters into forward foreign exchange contracts to reduce its exposure for amounts due or payable in foreign currencies. These contracts limit the Company's exposure to fluctuations in foreign currency exchange rates. Any gains or losses associated with these contracts as well as the offsetting gains or losses from the underlying assets or liabilities are recognized on the foreign currency transaction line in the Consolidated Statements of Income. The Company does not hold or issue forward foreign exchange contracts for trading purposes. The following table presents a summary of forward foreign exchange contracts outstanding as of August 31, 2007 and August 31, 2006:

	2007		2006	
	Contract Amount	Fair Value	Contract Amount	Fair Value
	(In thousands)			
Buy Currency:				
Euro	$ 5,828	$ 5,854	$ 5,140	$ 5,115
U.S. dollar	3,060	3,079	171	171
British pound	3,267	3,255	1,961	2,001
	$12,155	$12,188	$ 7,272	$ 7,287
Sell Currency:				
British pound	$ 1,433	$ 1,435	$ 1,608	$ 1,632
U.S. dollar	—	—	149	149
Hungarian forint	3,303	3,194	—	—
Euro	10,080	10,067	25,624	25,638
Canadian dollar	17,241	17,289	—	—
Swiss franc	2,181	2,184	1,075	1,074
	$34,238	$34,169	$28,456	$28,493

The fair value of forward foreign exchange contracts was estimated by obtaining quotes from banks. Forward foreign exchange contracts are entered into with substantial and creditworthy multinational banks. Generally these contracts have maturities of less than twelve months and have no hedging designation.

NOTE 6 — INCOME TAXES

Income (loss) before taxes is as follows:

	Year Ended August 31,		
	2007	2006	2005
	(In thousands)		
U.S.	$(25,298)	$(22,120)	$(16,868)
Foreign	72,572	84,267	66,204
	$ 47,274	$ 62,147	$ 49,336

The provisions for U.S. and foreign income taxes consist of the following:

	Year Ended August 31,		
	2007	2006	2005
	(In thousands)		
Current taxes:			
U.S.	$ 107	$ 83	$ 419
Foreign	26,413	27,850	20,456
	26,520	27,933	20,875
Deferred taxes:			
U.S.	31	28	36
Foreign	(1,896)	1,524	(3,668)
	(1,865)	1,552	(3,632)
	$24,655	$29,485	$17,243

A reconciliation of the statutory U.S. federal income tax rate with the effective tax rates of 52.2% in 2007, 47.4% in 2006, and 35.0% in 2005, is as follows:

	2007		2006		2005	
	Amount	% of Pretax Income	Amount	% of Pretax Income	Amount	% of Pretax Income
	(In thousands, except for %s)					
Statutory U.S. tax rate	$16,546	35.0%	$21,752	35.0%	$17,268	35.0%
Amount of foreign income taxes less than U.S. taxes at statutory rate	(2,951)	(6.2)	(4,043)	(6.5)	(2,009)	(4.1)
Losses with no tax benefit	8,854	18.7	5,997	9.6	5,904	12.0
Mexico valuation allowance on net asset tax	—	—	—	—	(3,270)	(6.6)
Settlement of tax claim in Canada	—	—	—	—	(1,104)	(2.2)
Provision for repatriated earnings	—	—	2,243	3.6	—	—
Loss on extinguishment of debt — no tax benefit	—	—	1,745	2.8	—	—
Ongoing tax audits	—	—	1,152	1.9	—	—
Reduction of German tax rate	1,335	2.8	—	—	—	—
Other, net	871	1.9	639	1.0	454	0.9
	$24,655	52.2%	$29,485	47.4%	$17,243	35.0%

Deferred tax assets and (liabilities) consist of the following at August 31, 2007 and August 31, 2006:

	2007	2006
	(In thousands)	
Pensions	$ 6,352	$ 8,015
Inventory reserves	802	317
Bad debt reserves	2,051	1,577
Accruals	2,190	3,018
Postretirement benefits other than pensions	9,626	8,115
Depreciation	1,970	2,119
Foreign tax credit carryforwards	30,227	22,670
Alternative minimum tax carryforwards	6,835	6,834
Other	8,024	7,638
Gross deferred tax assets	68,077	60,303
Valuation allowance	(51,251)	(44,602)
Total deferred tax assets	16,826	15,701
Depreciation	(9,312)	(10,557)
Inventory	(375)	(718)
Other	(328)	(799)
Gross deferred tax liabilities	(10,015)	(12,074)
	$ 6,811	$ 3,627

The valuation allowance covers benefits which are not likely to be utilized for foreign tax credit carryforwards and other deferred tax assets in the United States.

The Company has $32 million in foreign tax credit carryforwards that will expire in periods from 2010 to 2017. The expiration periods reflect the extension of the carryforward period granted by the American Jobs Creation Act of 2004 signed into law on October 22, 2004.

In recent years, the Company's U.S. operations have generated federal tax net operating losses, before considering dividend income from foreign subsidiaries. Such net operating losses are offset against the foreign dividend income, which would otherwise generate U.S. taxable income. The dividend income from foreign subsidiaries also generates foreign tax credits, which either offset the tax on any U.S. taxable income remaining after the offset of the net operating losses, or are carried forward.

The tax effect of temporary differences included in prepaids was $3.9 million and $4.2 million at August 31, 2007 and 2006, respectively. Deferred charges included $8.9 million and $8.2 million from the tax effect of temporary differences at August 31, 2007 and 2006, respectively. The tax effect of temporary differences included in other accrued liabilities was $0.4 million and $1.6 million at August 31, 2007 and 2006, respectively.

Tax legislation passed in Germany in August 2007 is expected to reduce the German tax rate by an estimated nine percentage points, which will benefit the Company starting in fiscal 2008. However, the legislation resulted in a one time tax charge of $1.3 million in the fourth quarter of fiscal 2007 in order to reduce the Company's deferred tax assets in Germany using the revised tax rate.

In October 2007, significant tax legislation was passed in Mexico, which will generally be effective starting January 1, 2008. Of particular importance is the law's introduction of a flat tax, which will apply to taxpaying entities along with Mexico's regular income tax. The Company is currently evaluating the recently passed legislation to determine the impact the legislation will have on its financial condition.

Additional tax legislation was passed in China and the United Kingdom during the Company's fiscal year 2007. The China tax legislation represents a comprehensive overhaul of the Chinese income tax system and goes into effect on January 1, 2008.

The United Kingdom legislation goes into effect April 1, 2008 and includes a 2% reduction in the corporate income tax rate. Neither the China nor the United Kingdom tax legislation is expected to have a material effect on the Company's current financial condition.

In July 2006, the FASB issued FASB interpretation No. 48, ("FIN 48"), Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 clarifies the accounting for uncertain income tax positions that are recognized in a company's financial statements. FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. Under the interpretation, the financial statements will reflect expected future tax consequences of such positions presuming the taxing authorities' full knowledge of the position and all relevant facts, but without considering time values. The Company adopted FIN 48 on September 1, 2007. Tax positions taken in prior years are being evaluated under FIN 48 and the Company anticipates it will increase the opening balance of retained earnings as of September 1, 2007 by up to $2.5 million for tax benefits not previously recognized under historical practice.

At August 31, 2007, no taxes have been provided on the undistributed earnings of certain foreign subsidiaries amounting to $269.5 million because the Company intends to permanently reinvest these earnings.

NOTE 7 — PENSIONS

The Company has defined benefit pension plans and other postretirement benefit plans, primarily health care and life insurance. Benefits for the defined benefit pension plans are based primarily on years of service and qualifying compensation during the final years of employment. A supplemental non-qualified, non-funded pension plan for certain officers was adopted as of January 1, 2004. Charges to earnings are provided to meet the projected benefit obligation. The pension cost for this plan is based on substantially the same actuarial methods and economic assumptions as those used for the defined benefit pension plans. In connection with this plan, the Company owns and is the beneficiary of life insurance policies that cover the estimated total cost of this plan. The cash surrender value of this insurance was $1.5 million and $1.1 million at August 31, 2007 and 2006, respectively. Postretirement health care and life insurance benefits are provided to certain U.S. employees if they meet certain age and length of service requirements while working for the Company. Effective January 1, 2004, the Company amended the plan to require co-payments and participant contribution. Also, effective April 1, 2007, the Company amended the plan which eliminated retiree health care benefits for certain employees and increased retiree contributions for health care benefits. The measurement date for all plans is August 31.

As discussed in Note 1, the Company adopted the provisions of SFAS 158 as of August 31, 2007. The effect of the adoption of SFAS 158 has been reflected in the consolidated financial statements as of August 31, 2007. The incremental effect of adopting SFAS 158 has been disclosed as part of this footnote.

The following table summarizes the incremental effect of adopting SFAS 158 on individual line items in the Consolidated Balance Sheet as of August 31, 2007:

	Before Adoption of SFAS 158	Adjustments	After Adoption of SFAS 158
		(In thousands)	
Deferred charges and other assets	$ 19,199	$ 2,585	$ 21,784
Intangible assets	1,444	(1,270)	174
Total assets	872,800	1,315	874,115
Accrued payrolls, taxes and related benefits	33,549	(1,300)	32,249
Other long-term liabilities	85,831	5,485	91,316
Accumulated other comprehensive income	55,397	(5,305)	50,092
Total stockholders' equity	432,318	(5,305)	427,013

Components of the plan obligations and assets, and the recorded liability at August 31, 2007 and 2006 are as follows:

	Pension Benefits		Other Postretirement Benefits	
	2007	2006	2007	2006
	(In thousands)			
Benefit obligation at beginning of year	$(79,115)	$(68,361)	$(29,897)	$(32,110)
Service cost	(2,735)	(2,558)	(1,306)	(1,997)
Interest cost	(3,758)	(3,092)	(1,509)	(1,666)
Participant contributions	(275)	(276)	(70)	(52)
Actuarial gain (loss)	4,861	(3,607)	2,725	5,136
Benefits paid	3,263	1,953	1,069	792
Plan amendments	—	—	3,854	—
Curtailment gain	—	—	4,841	—
Translation adjustment	(4,666)	(3,174)	—	—
Benefit obligation at end of year	$(82,425)	$(79,115)	$(20,293)	$(29,897)
Fair value of plan assets at beginning of year	$ 14,044	$ 10,938	$ —	$ —
Actual return on assets	968	1,442	—	—
Employer contributions	2,815	2,601	999	740
Participant contributions	275	276	70	52
Benefits paid	(3,263)	(1,953)	(1,069)	(792)
Translation adjustment	851	740	—	—
Fair value of plan assets at end of year	$ 15,690	$ 14,044	$ —	$ —
Underfunded	$(66,735)	$(65,071)	$(20,293)	$(29,897)
Unamortized:				
Net liability	76	110	—	—
Net (gain) loss	11,513	16,986	92	7,791
Prior year service cost (credit)	2,055	2,497	(4,640)	(1,079)
Net amount recognized	$(53,091)	$(45,478)	$(24,841)	$(23,185)
Amounts included in the consolidated balance sheets consist of:				
Intangible asset	$ —	$ 1,382	$ —	$ —
Deferred tax asset	3,791	3,525	—	—
Accrued payrolls, taxes and related benefits	(1,800)	(2,800)	(733)	(788)
Other long-term liabilities	(64,935)	(53,894)	(19,560)	(22,397)
Accumulated other comprehensive income	9,853	6,309	(4,548)	—
	$(53,091)	$(45,478)	$(24,841)	$(23,185)

Amounts recognized in Accumulated Other Comprehensive Income, net of tax, as of August 31, 2007 include:

	Amount
	(In thousands)
Prior service credit	$ 2,585
Actuarial gain	(11,604)
Net transition obligation	(77)
Gross amount	(9,096)
Less income tax effect	3,791
Net amount	$ (5,305)

The components of net periodic benefit cost of the years ended August 31 are as follows:

	Pension Benefits			Other Postretirement Benefits		
	2007	2006	2005	2007	2006	2005
			(In thousands)			
Service cost	$ 2,735	$2,558	$2,124	$1,306	$1,997	$1,586
Interest cost	3,758	3,092	3,229	1,509	1,666	1,520
Expected return on plan assets	(1,057)	(865)	(719)	—	—	—
Amortization of transition obligation	38	32	33	—	—	—
Amortization of prior service cost	497	467	494	(293)	(102)	(102)
Deferred asset gain	—	—	—	134	568	379
Recognized net actuarial loss	585	443	63	—	—	—
	$ 6,556	$5,727	$5,224	$2,656	$4,129	$3,383

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets were $82.4 million, $72.5 million and $15.7 million, respectively, as of August 31, 2007, and $79.1 million, $70.1 million and $14.0 million, respectively, as of August 31, 2006. The under funded position is primarily related to the Company's German and United Kingdom pension plans, where funding is not required.

The total pension contributions for multi-employer pension plans was approximately $3,000, $17,000 and $6,000 in 2007, 2006 and 2005, respectively. The total expense for defined contribution plans was approximately $3.8 million, $3.8 million and $3.6 million in 2007, 2006 and 2005, respectively.

Actuarial assumptions used in the calculation of the recorded liability are as follows:

	2007	2006	2005
Weighted — average assumptions as of August 31			
Discount rate on pension plans	5.5%	4.7%	4.5%
Discount rate on postretirement obligation	6.25%	6.00%	5.25%
Return on pension plan assets	7.8%	7.7%	7.7%
Rate of compensation increase	2.5%	2.4%	3.4%
Pre-Age 65			
Projected health care cost trend rate	9.0%	8.0%	9.0%
Ultimate health care rate	5.0%	5.0%	5.0%
Year ultimate health care trend rate is achieved	2011	2009	2009
Post-Age 65			
Projected health care cost trend rate	9.0%	10.0%	11.0%
Ultimate health care rate	5.0%	5.0%	5.0%
Year ultimate health care trend rate is achieved	2011	2011	2011

The Company, in consultation with its actuaries, annually reviews and selects the discount rates to be used in connection with its defined benefit pension plans. The discount rates used by the Company are based on yields of various corporate bond indices with varying maturity dates. For countries in which there are no deep corporate bond markets, discount rates used by the Company are based on yields of various government bond indices with varying maturity dates. The discount rates are also reviewed in comparison with current benchmark indices, economic market conditions and the movement in the benchmark yield since the previous fiscal year.

The Company, in consultation with its actuaries, annually reviews and selects the discount rate to be used in connection with its postretirement obligation. When selecting the discount rate the Company uses a model that considers the Company's demographics of the participants and the resulting expected benefit payment stream over the participants' lifetime.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage point change in assumed health care cost trend rates would have the following effects at August 31, 2007:

	One-Percentage-Point Increase	One-Percentage-Point Decrease
	(In thousands)	
Effect on total of service and interest cost components	$ 663	$ (504)
Effect on postretirement obligation	$2,838	$(2,315)

The Company's pension plan weighted-average asset allocation at August 31, 2007 and 2006, and target allocation, by asset category are as follows:

Asset Category	Plan Assets at August 31, 2007	2006	Target Allocation
Equity securities	70.9%	73.2%	70.0%
Debt securities	17.9%	17.3%	15.0%
Guaranteed investment certificates	7.3%	6.4%	10.0%
Cash	3.9%	3.1%	5.0%
Total	100.0%	100.0%	100.0%

The Company's principal objective is to ensure that sufficient funds are available to provide benefits as and when required under the terms of the plans. The Company utilizes investments that provide benefits and maximizes the long-term investment performance of the plans without taking on undue risk while complying with various legal funding requirements. The Company, through its investment advisors, has developed detailed asset and liability models to aid in implementing optimal asset allocation strategies. Equity securities are invested in equity indexed funds, which minimizes concentration risk while offering market returns. The debt securities are invested in a long-term bond indexed fund which provides a stable low risk return. The guaranteed investment certificates allow the Company to closely match a portion of the liability to the expected payout of benefit with little risk. The Company, in consultation with its actuaries, analyzes current market trends, the current plan performance and expected market performance of both the equity and bond markets to arrive at the expected return on each asset category over the long term.

The Company expects to contribute approximately $3.1 million for its pension obligations and approximately $0.7 million to its other postretirement plan in 2008. The benefit payments, which reflect expected future service, offset by the expected Medicare Prescription Drug subsidies, are as follows:

	Pension Benefits	Other Postretirement Benefits: Gross Benefits	Medicare Reimbursement	Net Benefits
		(In thousands)		
2008	$ 2,412	$ 821	$ 88	$ 733
2009	3,418	903	100	803
2010	2,858	981	112	869
2011	2,962	1,068	120	948
2012	4,214	1,147	130	1,017
Years 2013 - 2017	20,452	7,341	852	6,489

The Company has agreements with two individuals that upon retirement, death or disability prior to retirement, it shall make ten payments of $0.1 million each to the two employees or their beneficiaries for a ten-year period and are 100% vested. The liability required for these agreements was fully accrued and is included in other long-term liabilities as of August 31, 2007 and 2006. In connection with these agreements, the Company owns and is the beneficiary of life insurance policies amounting to $2.0 million.

NOTE 8 — ACCUMULATED OTHER COMPREHENSIVE INCOME

The components of Accumulated Other Comprehensive Income are as follows:

	Foreign Currency Translation Gain	Additional Minimum Pension Liability Adjustment	Unrecognized Losses and Prior Service Costs (Credits), Net	Total Accumulated Other Comprehensive Income
		(In thousands)		
Balance as of August 31, 2005	$32,372	$(5,820)	$ —	$26,552
Current period change	6,830	(489)	—	6,341
Balance as of August 31, 2006	39,202	(6,309)	—	32,893
Current period change	16,195	3,806	—	20,001
Adoption of SFAS 158	—	2,503	(5,305)	(2,802)
Balance as of August 31, 2007	$55,397	$ —	$(5,305)	$50,092

Foreign currency translation gains are not tax effected as such gains are considered permanently reinvested. Minimum pension liability adjustments are recorded net of tax using the applicable effective tax rate.

NOTE 9 — INCENTIVE STOCK PLANS

Effective in December 2002, the Company adopted the 2002 Equity Incentive Plan which provided for the grant of incentive stock options, nonqualified stock options, restricted stock awards and director deferred units for employees and non-employee directors. The option price of incentive stock options is the fair market value of the common shares on the date of the grant. In the case of nonqualified options, the Company grants options at 100% of the fair market value of the common shares on the date of the grant. All options become exercisable at the rate of 33% per year, commencing on the first anniversary date of the grant. Each option expires ten years from the date of the grant. Restricted stock awards under the 2002 Equity Incentive Plan vest ratably over four years following the date of grant. In accordance with the 2006 Incentive Plan, the shares available for grant under the Company's 2002 Equity Incentive Plan were terminated upon adoption of the 2006 Incentive Plan.

On December 7, 2006, the Company adopted the 2006 Incentive Plan which provides for the grant of incentive stock options, nonqualified stock options, whole shares, restricted stock awards, restricted stock units, stock appreciation rights, performance shares, performance units, cash-based awards, dividend equivalents and performance-based awards. The time-based nonqualified stock options become exercisable at the rate of 33% per year, commencing on the first anniversary date of the grant. It has been the Company's practice to issue new common shares upon stock option exercise. On August 31, 2007, there were approximately 3.1 million shares available for grant pursuant to the Company's 2006 Incentive Plan.

On September 1, 2005, the Company adopted Statement of Financial Accounting Standards No. 123 (Revised 2004), ("SFAS 123R"), Share-Based Payment, which requires the Company to measure all employee stock-based compensation awards using a fair value method and record the related expense in the financial statements. The Company elected to use the modified prospective transition method. The modified prospective transition method requires that compensation cost be recognized in the financial statements for all awards granted after the date of adoption as well as for existing awards for which the requisite service has not been rendered as of the date of adoption and requires that prior periods not be restated. All periods presented prior to September 1, 2005 were accounted for in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and followed a nominal vesting period approach.

The adoption of SFAS 123R reduced income before taxes for years ended August 31, 2007 and 2006 by approximately $1.9 million and $4.5 million, respectively. These expenses are included in selling, general and administrative expenses in the accompanying consolidated statement of income. The first quarter of fiscal 2006 included approximately $1.0 million of charges related to the accelerated vesting period of retirement eligible employees under the non-substantive vesting period approach applied to new grants after adoption. The expense recorded did not impact income tax expense since the Company's deferred tax assets are fully reserved by a valuation allowance. There was no impact to the statement of cash flows related to the adoption of SFAS 123R.

The following table illustrates the effect on net income and earnings per share had the fair value based method been applied to measure compensation cost for prior periods presented:

	2005
	(In thousands, except per share data)
Net income, as reported	$32,093
Add: Stock-based employee compensation expense included in reported net income, net of tax	1,408
Deduct: Total stock-based employee compensation expense determined under the fair value method, net of tax where applicable	(5,228)
Pro forma net income	$28,273
Earnings per share:	
Basic: as reported	$ 1.05
as adjusted	$ 0.92
Diluted: as reported	$ 1.03
as adjusted	$ 0.91

The total stock-based employee compensation expense for the year ended August 31, 2005 was calculated using the nominal vesting period approach.

The weighted-average fair value of stock option awards was $7.94 for the January 2006 grant, $6.20 for the October 2005 grant, and $5.93 for fiscal 2005 grants. The Company did not grant stock options in fiscal 2007. These values were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	Fiscal 2006	Fiscal 2005
Expected life of award (years)	5.5	4.0
Risk-free interest rate	4.3%	3.0%
Expected volatility of stock	40.0%	43.0%
Expected dividend yield of stock	3.0%	3.0%

The expected lives of the awards are based on historical exercise patterns and the terms of the options. The risk-free interest rate is based on zero coupon treasury bond rates corresponding to the expected life of the awards. The expected volatility assumption was derived by referring to changes in the Company's historical common stock prices over the same timeframe as the expected life of the awards. The expected dividend yield of common stock is based on the Company's historical dividend yield. The Company has no reason to believe that future stock volatility or the expected dividend yield is likely to differ from historical patterns.

A summary of stock options is as follows:

	Year Ended August 31,					
	2007		2006		2005	
	Outstanding Shares Under Option	Weighted-Average Exercise Price	Outstanding Shares Under Option	Weighted-Average Exercise Price	Outstanding Shares Under Option	Weighted-Average Exercise Price
Outstanding at beginning of year	1,568,276	$18.93	1,672,362	$17.09	1,530,392	$15.38
Granted	—	—	572,750	19.78	529,650	19.85
Exercised	(742,528)	18.74	(650,667)	15.06	(301,823)	13.56
Forfeited and expired	(12,038)	19.36	(26,169)	15.93	(85,857)	15.98
Outstanding at end of year	813,710	19.10	1,568,276	18.93	1,672,362	17.09
Exercisable at end of year	394,915	18.23	474,836	17.67	555,733	14.99

The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option. The total intrinsic value of options exercised during the years ended August 31, 2007, 2006, and 2005 was approximately $2.9 million, $4.6 million, and $1.6 million, respectively. The intrinsic value for stock options exercisable at August 31, 2007 was $1.4 million with a remaining term for options exercisable of 5.7 years. For stock options outstanding at August 31, 2007, exercise prices range from $11.62 to $24.69. The weighted average remaining contractual life for options outstanding at August 31, 2007 was 7 years. Stock options vested and expected to vest at August 31, 2007 were 798,893 with a remaining contractual term of 0.8 years and a weighted-average exercise price of $19.08. The aggregate intrinsic value of stock options vested and expected to vest was $2.1 million.

Total unrecognized compensation cost, including forfeitures, related to nonvested share-based compensation arrangements at August 31, 2007 was approximately $6.0 million. This cost is expected to be recognized over a weighted-average period of approximately 1.5 years.

During the year ended August 31, 2007, the Company granted restricted stock awards for 228,250 shares. Included in the grant are awards for approximately 138,000 shares for which the restrictions will lapse based on market performance criteria. The weighted-average grant date fair value of the performance awards based on market conditions was $20.55 per share. The valuation for these awards which vest based on market performance criteria was based upon the Monte Carlo simulation, which is a binomial model that appropriately represents the characteristics of these grants. Restrictions on the ultimate number of shares underlying performance awards that will lapse, if any, will be dependant upon the Company's total shareholder return in relation to the total shareholder return of a select group of peer companies over a three year period. These awards were accounted for as awards with market conditions in accordance with SFAS 123R. Restrictions on the remaining shares underlying the restricted stock awards will lapse evenly over a three year period and are valued at the fair market value on the date of grant.

The fair value of the market performance based awards granted during the year ended August 31, 2007 was estimated using a binomial model with the following weighted-average assumptions:

Weighted-Average Assumptions	
Dividend yield	2.63%
Expected volatility	26.00%
Risk-free interest rate	4.45%
Correlation	30.00%

The expected volatility assumption was calculated using a historical range to correlate with the award's vesting period. The Company used the weekly volatility for each company in the peer group to determine a reasonable assumption for the valuation. In using the Monte Carlo simulation method with this type of grant, a correlation rate of A. Schulman's stock price and each of the peer companies is calculated. The Company determined a correlation percentage based on all correlation rates. The risk-free interest rate is based on zero coupon treasury bond rates corresponding to the expected life of the awards. The expected dividend yield of common stock is based on the Company's historical dividend yield. The Company has no reason to believe that future stock volatility, correlation or the expected dividend yield is likely to differ from historical patterns.

Restricted stock awards under the 2002 Equity Incentive Plan vest over four years following the date of grant. Restricted stock awards under the 2006 Incentive Plan can vest over various periods. The restricted stock grants outstanding under the 2006 Incentive Plan have vesting periods of three years following the date of grant. Some of these awards can have vesting restrictions as set at the grant date. Approximately 138,000 of the outstanding awards as August 31, 2007 are performance awards with vesting periods based on market conditions The following table summarizes the outstanding restricted stock awards and weighted-average fair market value:

	Outstanding Restricted Stock Awards	Weighted-Average Fair Market Value (per share)
Outstanding at August 31, 2006	362,900	$18.05
Granted	228,250	21.15
Released	(107,544)	15.22
Forfeited	(15,306)	19.23
Outstanding at August 31, 2007	468,300	20.17

Unearned compensation for grants under the 2002 Equity Incentive Plan representing the fair market value of the shares at the date of grant is charged to income over the four-year vesting period. Unearned compensation for grants under the 2006 Incentive Plan representing the fair market value of the shares at the date of grant or the associated fair value based on a binomial valuation is charged to income over the applicable vesting period. Compensation expense for restricted stock was $2.2 million in fiscal 2007, $1.5 million in fiscal 2006 and $1.1 million in fiscal 2005.

During fiscal 2007, the Company granted 108,550 restricted stock units. Each restricted stock unit is equivalent to one share of A. Schulman, Inc. stock on the vesting date. The restricted stock units earn dividends during the vesting period. Restricted stock units are settled only in cash at the vesting date and therefore are treated as a liability award. The Company records a liability for these restricted stock units in an amount equal to the total of (a) the mark to market adjustment of the units vested to date, and (b) accrued dividends on the units. The Company has recorded approximately $0.9 million, $0.9 million and $0.3 million of expense related to restricted stock units for the years ended August 31, 2007, 2006 and 2005, respectively. At August 31, 2007, the Company had approximately 245,000 restricted stock units outstanding.

NOTE 10 — EARNINGS PER SHARE

Basic earnings per share is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if common stock equivalents were exercised, and the impact of restricted stock and performance based awards expected to vest, which would then share in the earnings of the Company.

The difference between basic and diluted weighted-average common shares results from the assumed exercise of outstanding stock options and grants of restricted stock, calculated using the treasury stock method. The following presents the number of incremental weighted-average shares used in computing diluted per share amounts:

	Year Ended August 31,		
	2007	2006	2005
Weighted-average shares outstanding:			
Basic	27,032,348	29,961,580	30,619,780
Incremental shares from stock options	149,649	174,674	237,977
Incremental shares from restricted stock	187,411	257,956	192,033
Diluted	27,369,408	30,394,210	31,049,790

For fiscal years 2007, 2006, and 2005, there were approximately 65,000, 1.0 million and 1.1 million, respectively, of equivalent shares related to stock options that were excluded from diluted weighted-average shares outstanding because inclusion would have been anti-dilutive.

The following presents the computation of adjusted net income used in computing net income per share:

	Year Ended August 31,		
	2007	2006	2005
	(In thousands)		
Net income	$22,619	$32,662	$32,093
Less: Preferred stock dividends	(53)	(53)	(53)
Net income applicable to common stock	$22,566	$32,609	$32,040

NOTE 11 — CAPITAL STOCK AND STOCKHOLDER RIGHTS PLAN

The Board of Directors approved 1,000,000 shares of special stock with special designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions as determined by the Board of Directors.

On January 26, 2006, the Board of Directors adopted a Shareholder Rights Plan and, on February 9, 2006, distributed Rights to each record holder of the Company's Common Stock on that date. Each Right was attached to each share of Common Stock and entitled the registered holder to purchase from the Company a unit consisting of one one-thousandth of a share of Series A Junior Participating Special Stock, a series of the Special Stock, at a Purchase Price of $85.00 per unit (the "Purchase Price"), subject to adjustment.

The Company paid $0.01 per common share on February 1, 2007, to shareholders of record on January 19, 2007, in redemption of the special stock purchase rights previously issued to the Company's shareholders pursuant to the Rights Agreement dated as of January 26, 2006 between the Company and National City Bank as Rights Agent, thereby redeeming in full and canceling all such rights and terminating the Rights Agreement. The amount of this redemption was $0.3 million, which is included in the total amount of dividends paid during fiscal 2007.

NOTE 12 — LEASES

The Company leases certain equipment, buildings, transportation vehicles and computer equipment. Total rental expense was $6.7 million in 2007, $6.0 million in 2006 and $5.8 million in 2005. The future minimum rental commitments for operating non-cancelable leases excluding obligations for taxes, insurance, etc. are as follows:

	Minimum Rental (In thousands)
Year ended August 31,	
2008	$ 3,619
2009	2,432
2010	2,300
2011	1,153
2012	1,626
2013 and thereafter	175
	$11,305

NOTE 13 — SEGMENT INFORMATION

The Company is engaged in the sale of plastic resins in various forms, which are used as raw materials by its customers. To identify reportable segments, the Company considered its operating structure and the types of information subject to regular review by its President and Chief Executive Officer, who is the Chief Operating Decision Maker. On this basis, the Company operates primarily in two geographic segments, North America and Europe, including Asia ("Europe").

The North American segment includes operations conducted in the United States, Canada, and Mexico. The Company's European segment includes operations conducted in Belgium, France, Germany, Poland, Hungary, Indonesia, Italy, Spain, Switzerland, China, Luxembourg, Denmark, Sweden, Turkey, South Korea, Czech Republic and the United Kingdom. The accounting policies of each business segment are consistent with those described in the "Summary of Significant Accounting Policies."

Operating income includes all items except for interest expense, interest income, restructuring expense, loss on extinguishment of debt and taxes. Corporate expenses have been allocated between the North American and European segments. Assets of geographic segments represent those assets identified with the operation of each segment.

	North America	Europe	Other	Consolidated
		(In thousands)		
August 31, 2007				
Sales to unaffiliated customers	$477,081	$1,309,975	$ —	$1,787,056
Gross profit*	$ 41,756	$ 171,066	$ —	$ 212,822
Operating income (loss)	$ (19,132)	$ 73,266	$ —	$ 54,134
Interest expense, net	—	—	(5,812)	(5,812)
Restructuring expense — North America	—	—	(1,048)	(1,048)
Income (loss) before taxes	$ (19,132)	$ 73,266	$(6,860)	$ 47,274
Identifiable assets	$287,481	$ 586,634	$ —	$ 874,115
Depreciation and amortization expense	$ 10,416	$ 15,386	$ —	$ 25,802
Capital expenditures	$ 17,140	$ 12,239	$ —	$ 29,379

	North America	Europe	Other	Consolidated
		(In thousands)		
August 31, 2006				
Sales to unaffiliated customers	$493,644	$1,122,742	$ —	$1,616,386
Gross profit	$ 56,120	$ 163,826	$ —	$ 219,946
Operating income (loss)	$ (9,069)	$ 79,126	$ —	$ 70,057
Interest expense, net	—	—	(2,924)	(2,924)
Loss on extinguishment of debt	—	—	(4,986)	(4,986)
Income (loss) before taxes	$ (9,069)	$ 79,126	$(7,910)	$ 62,147
Identifiable assets	$305,998	$ 537,247	$ —	$ 843,245
Depreciation and amortization expense	$ 10,460	$ 14,452	$ —	$ 24,912
Capital expenditures	$ 18,441	$ 10,798	$ —	$ 29,239
August 31, 2005				
Sales to unaffiliated customers	$439,441	$ 993,755	$ —	$1,433,196
Gross profit	$ 46,282	$ 146,357	$ —	$ 192,639
Operating income (loss)	$ (11,000)	$ 62,777	$ —	$ 51,777
Interest expense, net	—	—	(2,259)	(2,259)
Restructuring expense — North America	—	—	(182)	(182)
Income (loss) before taxes	$ (11,000)	$ 62,777	$(2,441)	$ 49,336
Identifiable assets	$273,746	$ 510,616	$ —	$ 784,362
Depreciation and amortization expense	$ 10,833	$ 14,249	$ —	$ 25,082
Capital expenditures	$ 13,491	$ 13,453	$ —	$ 26,944

* Gross profit for North America for the year ended August 31, 2007 includes approximately $1.1 million of accelerated depreciation related to the North America restructuring as discussed in Note 16.

Below is a summary of sales by point of origin and assets by location:

	2007	2006	2005
		(In thousands)	
Net Sales:			
United States	$ 347,232	$ 366,836	$ 320,698
Germany	608,536	510,100	456,765
Other International	831,288	739,450	655,733
	$1,787,056	$1,616,386	$1,433,196
Long Lived Assets:			
United States	$ 71,593	$ 66,491	$ 57,523
Germany	30,350	31,781	32,246
Other International	98,604	88,607	91,542
	$ 200,547	$ 186,879	$ 181,311

The majority of the Company's sales for the years ended August 31, 2007, 2006 and 2005 can be classified into five primary product families. The approximate amount and percentage of consolidated sales for these product families are as follows:

	2007		2006		2005	
Product Family	**Amount**	**%**	**Amount**	**%**	**Amount**	**%**
	(In thousands, except for %'s)					
Color and additive concentrates	$ 627,268	35	$ 579,825	36	$ 501,159	35
Polyolefins	543,870	30	495,163	31	424,066	30
Engineered compounds	426,382	24	393,312	24	377,008	26
Polyvinyl chloride (PVC)	64,658	4	64,174	4	54,952	4
Tolling	21,450	1	16,482	1	16,117	1
Other	103,428	6	67,430	4	59,894	4
	$1,787,056	100	$1,616,386	100	$1,433,196	100

NOTE 14 — CONTINGENCIES

The Company is engaged in various legal proceedings arising in the ordinary course of business. The ultimate outcome of these proceedings is not expected to have a material adverse effect on the Company's financial condition, results of operations or cash flows.

During fiscal 2006, a railroad company filed suit against the Company seeking compensatory damages and reimbursement of environmental costs to investigate and remediate property located near its Bellevue, Ohio facility. In fiscal 2007, the Company and the railroad company agreed to a settlement that the Company would pay the railroad company a settlement of approximately $64,000. The Company paid this settlement in fiscal 2007 and was released from liability for current and future right of way investigations on this property.

NOTE 15 — TENDER OFFER AND SHARE REPURCHASE PROGRAM

On February 21, 2006, the Company announced that its Board of Directors approved a modified Dutch auction self-tender offer for up to 8.75 million shares of its common stock, at a price between $21.00 and $24.00 per share. The Company commenced the self-tender offer on March 1, 2006 and it expired on April 11, 2006. On April 25, 2006 the Company announced the final results of the self-tender offer where the Company accepted for purchase 2,071,585 shares at a price of $24.00 per share for a total of approximately $49.7 million. The Company also incurred costs in connection with the self-tender of $0.5 million in legal and professional fees.

On April 25, 2006, the Company announced that its Board of Directors authorized the repurchase of up to 6.75 million shares of its outstanding common stock (the "Repurchase Program") representing approximately 23.3% of the Company's outstanding shares at the authorization date. It is anticipated that the Company will complete the Repurchase Program through open market repurchases from time to time. The number of shares to be repurchased and the timing of repurchases will depend upon the prevailing market prices and any other considerations that may, in the opinion of the Board of Directors or management, affect the advisability of repurchasing shares. The Repurchase Program replaced the Company's prior repurchase authorization, under which approximately 1.7 million shares had remained authorized for repurchase. During fiscal 2006, the Company purchased 2.0 million common shares under the Repurchase Program at an average cost of $22.76 per share, excluding commissions. During fiscal 2006, the Company purchased approximately 4.1 million shares of its common stock at an average price of $23.39, excluding transaction fees, through the Repurchase Program and self-tender offer. During fiscal 2007, the Company purchased 0.8 million shares of its common stock under the Repurchase Program at an average price of $23.46 excluding commissions. Under the Repurchase Program the Company has approximately 4.0 million shares still available to be repurchased.

NOTE 16 — NORTH AMERICAN RESTRUCTURING

During fiscal 2007, the Company announced multiple phases of a restructuring plan to restore its North American segment to profitability. In November 2006, in order to balance capacity with demand, reduce costs and improve efficiencies in the North American segment, the Company announced a plan to close two of its manufacturing lines at its Orange, Texas plant, close a warehouse also located in Orange, Texas and reduce the workforce at its Bellevue, Ohio plant. The two manufacturing lines at the Orange, Texas plant are anticipated to continue production into the first quarter of fiscal 2008 while the Orange, Texas warehouse was closed during the third quarter of fiscal 2007. In connection with this plan, the Company reduced its workforce by 65 positions.

In February 2007, the Company announced the second phase of its North America restructuring plan which implements several initiatives that will improve the Company's operations and profitability in North America.

This restructuring plan includes savings from the following initiatives:

- Reduction in the Company's North American workforce by approximately 30 positions, primarily in the sales and administrative functions,
- Reduction in the Company's United States retiree healthcare coverage plan,
- Greater cost sharing of employee and retiree medical plan costs,
- Broad discretionary selling, general and administrative cost reductions,
- Savings from improved purchasing processes, and
- Improved logistics efficiencies.

In connection with this restructuring plan, the Company recorded pre-tax charges of $2.1 million for the year ended August 31, 2007. These charges are summarized below:

	Fiscal 2007 Charges	Paid Fiscal 2007	Accrual Balance August 31, 2007
		(In thousands)	
Employee related costs	$ 980	$(906)	$74
Other costs	68	(68)	—
Restructuring	1,048	$(974)	$74
Accelerated depreciation, included in North America cost of sales in 2007	1,071		
	$2,119		

The employee related costs include severance payments and medical insurance for employees whose positions have been eliminated in North America. The Company recorded approximately $1.1 million of accelerated depreciation for the year ended August 31, 2007 which represents a change in estimate for the reduced life of equipment. At August 31, 2007, the Company estimated it will incur minimal additional charges for employee related costs which are not expected to impact the total charge of $2.1 million. The Company anticipates the remaining accrued balance for restructuring charges to be paid over the first seven months of fiscal 2008.

During fiscal 2004, in order to balance capacity with demand, the Company closed two manufacturing lines at its Nashville, Tennessee plant. As a result, the Company recorded pre-tax charges of $0.2 million and $1.8 million for the years ended August 31, 2005 and 2004, respectively. There were no charges related to this plan during the years ended August 31, 2006 and 2007.

The charges were primarily non-cash and are summarized below:

	Original Charge	Paid Fiscal 2004	Accrual Balance August 31, 2004	2005 Charges	Paid Fiscal 2005	Accrual Balance August 31, 2005
			(In thousands)			
Employee related costs	$ 350	$—	$350	$ (34)	$(316)	$—
Other costs	66	—	66	216	(282)	—
Restructuring	416	$—	$416	$182	$(598)	$—
Accelerated depreciation, included in North America cost of sales in 2004	1,353					
	$1,769					

Restructuring charges for 2005 represent additional equipment removal costs pertaining to the 2004 Nashville restructuring. The employee related costs included severance payments and medical insurance for 30 employees at the Nashville facility. The other costs included equipment removal and other exit costs that were incurred as of August 31, 2005. The accelerated depreciation represents a change in estimate for the reduced life on equipment totaling $1.4 million. At August 31, 2005, the restructuring was complete, therefore no further cash out-flows were required by the Company.

NOTE 17 — BUSINESS ACQUISITIONS

On June 21, 2007, the Company acquired the Delta Plast Group, a European color masterbatch manufacturer with operations in Sweden and Belgium. The acquisition included the purchase of 100% of the common shares of the Belgian operations of Delta Plast and certain assets and liabilities of the Swedish operations. The Company organized the two operational locations as two separate wholly owned subsidiaries of A. Schulman Plastics, BVBA in its European segment, Deltaplast NV for the Belgium company and Deltaplast AB for the Sweden operations. The acquisition is expected to expand the Company's offerings of color masterbatches in its European segment. In connection with this acquisition, the Company paid approximately 81.3 million Swedish Krona (approximately $11.8 million at the acquisition date) which was paid primarily in cash. The purchase price also includes a potential deferred payment that could be paid over a three year period which is based on certain terms in the purchase agreement. The purchase price allocation included in the accompanying consolidated financial statements for this acquisition is subject to normal course working capital adjustments and may be adjusted as these adjustments have not been agreed upon. The total cost included direct acquisition costs. Goodwill recognized in connection with this acquisition amounted to approximately $3.8 million as of August 31, 2007, of which approximately $2.6 million is expected to be fully deductible for tax purposes. The results of operations and financial position for the acquired companies are included in the consolidated financial statements of the Company. The earnings from the acquired companies had a minimal effect on consolidated earnings for fiscal 2007.

NOTE 18 — RESEARCH AND DEVELOPMENT

A large part of the Company's technical activities relate to the continuous refinement of compounds for specific applications of customers. Activities relating to the research and development of new products and the improvement of existing products are important to the Company. These activities are conducted at the Company's various technical centers and laboratories. Research and development expenditures were approximately $7.8 million, $5.5 million and $4.8 million in fiscal years 2007, 2006 and 2005, respectively. The increase in these activities is primarily related to the new Invision® sheet product and to support new consumer packaging and automotive applications.

NOTE 19 — QUARTERLY FINANCIAL HIGHLIGHTS (UNAUDITED)

	Quarter Ended				Year Ended
	Nov. 30, 2006	Feb. 28, 2007	May 31, 2007(b)	Aug. 31, 2007(c)	Aug. 31, 2007
	(In thousands, except per share data)				
Net Sales	$442,728	$412,767	$466,955	$464,606	$1,787,056
Gross Profit	49,540	48,159	59,379	55,744	212,822
Net Income(a)	2,371	1,640	10,121	8,487	22,619
Basic and Diluted Earnings Per Share of Common Stock:					
Basic	$ 0.09	$ 0.06	$ 0.37	$ 0.31	$ 0.83
Diluted	$ 0.09	$ 0.06	$ 0.37	$ 0.30	$ 0.82

	Quarter Ended				Year Ended
	Nov. 30, 2005	Feb. 28, 2006(e)	May 31, 2006(f)	Aug. 31, 2006	Aug. 31, 2006
Net Sales	$396,525	$371,219	$427,313	$421,329	$1,616,386
Gross Profit	60,036	50,574	57,422	51,914	219,946
Net Income(d)	12,309	3,940	8,920	7,493	32,662
Basic and Diluted Earnings Per Share of Common Stock:					
Basic	$ 0.40	$ 0.12	$ 0.30	$ 0.27	$ 1.09
Diluted	$ 0.40	$ 0.12	$ 0.29	$ 0.26	$ 1.07

(a) Net income for the quarters ended November 30, 2006, February 28, 2007, May 31, 2007 and August 31, 2007 included charges of $371, $1,506, $165 and $77, respectively, for costs and accelerated depreciation related to the North America restructuring.

(b) Net income for the quarter ended May 31, 2007 included income of $1,440 ($2,400 before-tax) from a change in estimate relating to customer claims in Europe.

(c) Net income for the quarter ended August 31, 2007 included a benefit of $1,500 (before and after-tax) in insurance proceeds received from claims made as a result of Hurricane Rita, and a tax charge of $1,335 to reduce the Company's German deferred tax asset as a result of a statutory rate decline.

(d) Net income for the quarter ended November 30, 2005 included a tax charge of $3,070 in anticipation of the estimated dividend repatriation from Europe. Net income for the quarter ended February 28, 2006 increased as a result of a reduction in that estimate of $827.

(e) Net income for the quarter ended February 28, 2006 included charges related to the extinguishment of debt in the amount of $4,986, and income from the cancellation of certain distribution agreements in Europe of $600, net of tax.

(f) Net income for the quarter ended May 31, 2006 included a charge of $760 for tax contingencies and income from life insurance proceeds of $494.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

ITEM 9A. CONTROLS AND PROCEDURES

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The Company carries out a variety of on-going procedures, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, to evaluate the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on the foregoing, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective at a reasonable assurance level as of the end of the period covered by this report.

There has been no change in the Company's internal controls over financial reporting during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including the chief executive officer and chief financial officer, the Company conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework in "*Internal Control — Integrated Framework*" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that the internal control over financial reporting was effective as of August 31, 2007.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of August 31, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included herein.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required in response to this Item in respect of Directors is set forth in the Company's proxy statement for its 2007 Annual Meeting (the "Proxy Statement") under the captions "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement. The information required by this Item in respect of Executive Officers is set forth in the Proxy Statement under the captions "Executive Officers of the Corporation" and "Section 16(a) Beneficial Ownership Reporting Compliance." The information required by this Item in respect to the Corporation's Code of Conduct is set forth in the Proxy Statement under the caption "Corporate Governance — Code of Conduct." The information required in response to this Item in respect to changes to the procedures by which security holders may recommend nominees to the Board of Directors is set forth under the caption "Corporate Governance — Board Committees — Nominating and Corporation Governance Committee" in the Proxy Statement. The information required in response to this Item in respect to the Audit Committee and the Audit Committee financial expert is set under the caption "Corporate Governance — Board Committees — Audit Committee" in the Proxy Statement. The referenced information appearing in the indicated captions in the Proxy Statement is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

Information in response to this Item in is set forth under the captions "Compensation Discussion and Analysis," "Compensation Tables," "Compensation Committee Report" and "Compensation Committee Interlocks and Insider Participation" in the Proxy Statement for which information is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information in response to this Item in respect to the ownership of securities is set forth under the caption "Security Ownership of Management and Certain Beneficial Owners" in the Proxy Statement and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information in response to this Item in respect to certain relationships and related transactions is set forth in the Proxy Statement under the caption "Certain Relationship and Related Transactions" for which information is incorporated herein by reference. Information in response to this Item in respect to director independence is set forth in the Proxy Statement under the caption "Corporate Governance — Director Independence" for which information is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information for this Item is included under the caption "Ratification of Selection of Independent Registered Public Accountants" in the Proxy Statement for which information is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as a part of this report:

(1) Financial Statements

The consolidated financial statements filed as part of this Form 10-K are located as set forth in the index on page 37 of this report.

(2) Financial Statement Schedules:

Valuation and Qualifying Accounts F-1

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

(3) Exhibits:

Exhibit Number	
3(a)	Amended and Restated Articles of Incorporation of the Company (for purposes of Commission reporting compliance only) (incorporated by reference to Exhibit 3.1 to the Company's Form 10-Q for fiscal quarter ended May 31, 2007).
3(b)	Amended and Restated Bylaws of the Company (for purposes of Commission reporting compliance only) (incorporated by reference to Exhibit 3.2 to the Company's Form 10-Q for fiscal quarter ended May 31, 2007).
4(a)	Rights Agreement dated as of January 26, 2006, between the Company and National City Bank, as Rights Agent, which includes as Exhibit B thereto the Form of Rights Certificate (incorporated by reference to Exhibit 1 to the Company's Registration Statement on Form 8-A, dated January 26, 2006).
10(a)*	A. Schulman, Inc. 1992 Non-Employee Directors' Stock Option Plan (incorporated by reference to Exhibit A to the Company's Proxy Statement dated November 12, 1992 filed as Exhibit 28 to the Company's Form 10-K for fiscal year ended August 31, 1992).
10(b)*	Amendment to A. Schulman, Inc. 1992 Non-Employee Directors' Stock Option Plan (incorporated by reference to Exhibit 10.10 to the Company's Form 10-Q for the fiscal quarter ended February 29, 1996).
10(c)*	Second Amendment to A. Schulman, Inc. 1992 Non-Employee Directors' Stock Option Plan (incorporated by reference to Exhibit 10(e) to the Company's Form 10-K for the fiscal year ended August 31, 1998).
10(d)*	Third Amendment to A. Schulman, Inc. 1992 Non-Employee Directors Stock Option Plan (incorporated by reference to Exhibit 4(p) to the Company's Registration Statement on Form S-8, dated December 20, 1999, Registration No. 333-93093).
10(e)*	Fourth Amendment to A. Schulman, Inc. 1992 Non-Employee Directors Stock Option Plan (incorporated by reference to Exhibit 4.1 to the Company's Form 10-Q for the fiscal quarter ended November 30, 2000).
10(f)*	A. Schulman, Inc. 2002 Equity Incentive Plan (incorporated by reference to Exhibit 4(l) to the Company's Registration Statement on Form S-8, dated January 24, 2003, Registration No. 333-102718).
10(g)*	Non-Qualified Profit Sharing Plan (incorporated by reference to Exhibit 10(d) to the Company's Form 10-K for the fiscal year ended August 31, 1995).
10(h)*	Amendment to A. Schulman, Inc. Nonqualified Profit Sharing Plan (incorporated by reference to Exhibit 10.8 to the Company's Form 10-Q for the fiscal quarter ended February 29, 1996).
10(i)*	Supplemental Executive Retirement Plan of the Company, effective January 1, 2004 (incorporated by reference to Exhibit 10(n) to the Company's Form 10-K for the fiscal year ended August 31, 2004).
10(j)*	Employment Agreement between the Company and Terry L. Haines dated January 31, 1996 (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q for fiscal quarter ended February 29, 1996).
10(k)*	Employment Agreement between the Company and Ronald G. Andres dated as of October 20, 1999 (incorporated by reference to Exhibit 10(o) to the Company's Form 10-K for the fiscal year ended August 31, 1999).
10(l)*	Agreement between the Company and Terry L. Haines dated as of March 21, 1991 (incorporated by reference to Exhibit 10(m) to the Company's Form 10-K for fiscal year ended August 31, 1992).
10(m)*	Form of Amendment to Deferred Compensation Agreements between the Company and Terry L. Haines (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the fiscal quarter ended February 29, 1996).
10(n)*	Employment Agreement between the Company and Barry A. Rhodes dated January 10, 2002 (incorporated by reference to Exhibit 10.1 to the Company's form 10-Q for the fiscal quarter ended February 28, 2002).
10(o)*	Employment Agreement between the Company and Paul F. DeSantis, dated January 4, 2006 (incorporated by reference to the Company's Current Report on Form 8-K, dated January 4, 2006).
10(p)*	Transition Agreement between the Company and Robert A. Stefanko (incorporated by reference to the Company's Current Report on Form 8-K dated April 17, 2006).
10(q)*	A. Schulman, Inc. 2006 Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q for the fiscal quarter ended November 30, 2006).
10(r)*	A. Schulman, Inc. 2006 Incentive Plan Form of Restricted Stock Agreement (Employee Time-Based) (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the fiscal quarter ended May 31, 2007).
10(s)*	A. Schulman, Inc. 2006 Incentive Plan Form of Restricted Stock Agreement (Employee Performance-Based) (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q for the fiscal quarter ended May 31, 2007).
10(t)*	A. Schulman, Inc. 2006 Incentive Plan Form of Restricted Unit Agreement (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q for the fiscal quarter ended May 31, 2007).
10(u)*	A. Schulman, Inc. 2006 Incentive Plan Form of Restricted Stock Agreement (Non-employee Directors) (incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q for the fiscal quarter ended May 31, 2007).
10(v)*	A. Schulman, Inc. 2006 Incentive Plan Form of Restricted Stock Unit Agreement (Non-employee Directors) (incorporated by reference to Exhibit 10.5 to the Company's Form 10-Q for the fiscal quarter ended May 31, 2007).

Exhibit Number	
10(w)	Credit Agreement, dated as of February 28, 2006, among A. Schulman, Inc., A. Schulman Europe GmbH, A. Schulman Plastics, S.A., and A. Schulman International Services NV, with JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan Europe Limited, as European agent, J.P. Morgan Securities Inc., as Sole Bookrunner and Sole Lead Arranger and the lenders party to the Credit Agreement (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated February 28, 2006).
10(x)	Note Purchase Agreement, dated as of March 1, 2006, by and between A. Schulman Europe GmbH, A. Schulman, Inc. and the Purchasers and Guarantors named therein (incorporated by reference to Exhibit 99.2 to the Company's current Report on Form 8-K dated February 28, 2006).
10(y)	ISDA (International Swap Dealers Association, Inc.) Master Agreement by and between KeyBank National Association and the Company dated January 13, 2004 (incorporated by reference to Exhibit 10(ff) to the Company's Form 10-K for the fiscal year ended August 31, 2004).
10(z)	Agreement dated October 21, 2005 among the Company, Barington Capital Group, L.P. and others (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K dated October 21, 2005)
10(aa)	Agreement dated October 25, 2006 among the Company, Barington Capital Group, L.P. and others (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K dated October 25, 2006).
10(bb)*	Non-Employee Directors Compensation (incorporated by reference to Exhibit 10(gg) to the Company's Form 10-K for the fiscal year ended August 31, 2006).
10(cc)*	The Company's Directors Deferred Units Plan, as amended and restated effective October 17, 2006 (incorporated by reference to the Company's Current Report on Form 8-K dated October 16, 2006).
10(dd)	Form of Indemnification Agreement for all Executive Officers and Directors of the Company (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K dated October 16, 2006).
10(ee)*	The Company's 2007 Bonus Plan (incorporated by reference to the Company's Current Report on Form 8-K dated October 16, 2006).
10(ff)*	The Company's 2008 Bonus Plan (incorporated by reference to the Company's Current Report on Form 8-K dated October 17, 2007).
10(gg)	Agreement dated October 21, 2005 among the Company, Barington Capital Group, L.P. and others (incorporated by reference to Exhibit 99.2 to the Company's Report on Form 8-K dated October 24, 2005)
11	Computation of Basic and Diluted Earnings Per Common Share (filed herewith).
21	Subsidiaries of the Company (filed herewith).
23	Consent of Independent Registered Public Accounting Firm (filed herewith).
24	Powers of Attorney (filed herewith).
31	Certifications of Principal Executive and Principal Financial Officers pursuant to Rule 13a-14(a)/15d-14(a) (filed herewith).
32	Certifications of Principal Executive and Principal Financial Officers pursuant to 18 U.S.C. 1350 (filed herewith).

* Management contract or compensatory plan or arrangement required to be filed as an Exhibit hereto.

(b) Exhibits.

See subparagraph (a)(3) above

(c) Financial Statement Schedules.

See subparagraph (a)(2) above

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A. SCHULMAN, INC.

By: /s/ Paul F. DeSantis

Paul F. DeSantis
Chief Financial Officer

Dated: October 31, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the date indicated.

Signature	Title	Date
/s/ Terry L. Haines Terry L. Haines	Director and Principal Executive Officer	October 31, 2007
/s/ Paul F. DeSantis Paul F. DeSantis	Principal Financial Officer and Principal Accounting Officer	October 31, 2007
David G. Birney*	Director	
Howard R. Curd*	Director	
Joseph M. Gingo*	Director	
Willard R. Holland*	Director	
James A. Karman*	Director	
James S. Marlen*	Director	
Michael A. McManus, Jr.*	Director	
Peggy Miller*	Director	
James A. Mitarotonda*	Director	

Signature	Title	Date
Ernest J. Novak, Jr.*	Director	
John B. Yasinsky*	Director	

*By: /s/ Terry L. Haines
Terry L. Haines
Attorney-in-Fact

October 31, 2007

*Powers of attorney authorizing Terry L. Haines to sign this Annual Report on Form 10-K on behalf of certain Directors of the Company are being filed with the Securities and Exchange Commission herewith.

A. SCHULMAN, INC.
VALUATION AND QUALIFYING ACCOUNTS

SCHEDULE F-1

	Balance at Beginning of Period	Charges to Cost and Expenses	Net Write-offs	Translation Adjustment	Balance at Close of Period
			(In thousands)		
Reserve for doubtful accounts					
Year ended August 31, 2007 . .	$ 9,409	$2,019	$(2,713)	$341	$ 9,056
Year ended August 31, 2006 . .	$ 8,227	$2,453	$(1,458)	$187	$ 9,409
Year ended August 31, 2005 . .	$ 9,268	$1,363	$(2,599)	$195	$ 8,227
Inventory Reserve					
Year ended August 31, 2007 . .	$ 8,538	$ 385	$ (948)	$262	$ 8,237
Year ended August 31, 2006 . .	$11,235	$1,801	$(4,659)	$161	$ 8,538
Year ended August 31, 2005 . .	$10,522	$5,803	$(5,246)	$156	$11,235
Valuation allowance — deferred tax assets					
Year ended August 31, 2007 . .	$44,602	$6,649	$ —	$ —	$51,251
Year ended August 31, 2006 . .	$42,445	$2,157	$ —	$ —	$44,602
Year ended August 31, 2005 . .	$39,789	$2,656	$ —	$ —	$42,445



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A. Schulman, Inc. Performance Graph

The following graph compares total stockholder returns with respect to shares of Common Stock over the last five fiscal years (i.e., the cumulative changes over the past five-year period of $100 invested at August 31, 2002) to the Standard & Poor's 500 Stock Index ("S&P 500") and the Standard & Poor's 500 Specialty Chemicals Index ("S&P Specialty Chemicals"). Total return values for shares of Common Stock, S&P 500 and S&P Specialty Chemicals were calculated based upon market weighting at the beginning of the period and include reinvestment of dividends on a quarterly basis. The stockholder returns shown on the graph below are not necessarily indicative of future performance.


A. Schulman, Inc.
S&P 500
S&P Specialty Chemicals
$200
$150
$100
$ 50
$ 0
8/30/02
8/29/03
8/31/04
8/31/05
8/31/06
8/31/07

	8/30/02	8/29/03	8/31/04	8/31/05	8/31/06	8/31/07
A. Schulman, Inc.	$100.00	$ 78.41	$100.97	$ 94.56	$125.67	$117.76
S&P 500	$100.00	$112.06	$124.88	$140.56	$153.03	$176.18
S&P 500 Specialty Chemicals	$100.00	$104.74	$120.75	$132.06	$156.02	$181.80

Corporate Information

Corporate Headquarters
A. Schulman, Inc.
3550 West Market Street
Akron, OH 44333
(330) 666-3751
www.aschulman.com

Domestic Office
International Automotive
Marketing Center
2100 East Maple Road
Birmingham, MI 48009-6524
(248) 643-6100

Technology Centers
A. Schulman, Inc.
Product Technology Center
1183 Home Avenue
Akron, Ohio 44310
(330) 630-3315

A. Schulman, Inc.
Color Technology Center
1475 Wolf Creek Trail
Sharon Center, Ohio 44274
(330) 239-0101

Annual Meeting
The Annual Meeting of Stockholders
will be held on Thursday, January 10, 2008
at 10 AM EST, at the:
Hilton Inn West
3180 West Market Street
Akron, Ohio 44333

Independent Accountants
PricewaterhouseCoopers LLP
200 Public Square, 18th Floor
Cleveland, Ohio 44114-2301

Stock Listing
The common stock of A. Schulman, Inc.
is traded and quoted through the
NASDAQ Global Select Market.
Symbol: SHLM

Transfer Agent
National City Bank
Corporate Trust Operations
P.O. Box 92301
Cleveland, OH 44193-0900

Contact Information
Any questions regarding shareholder
records should be directed to:
National City Bank
800-622-6757
e-mail address:
shareholder.inquiries@nationalcity.com

The annual report to the
Securities and Exchange Commission,
Form 10-K, will be made available upon
request without charge.

Write:
Paul DeSantis
Chief Financial Officer
A. Schulman, Inc.
3550 West Market Street
Akron, Ohio 44333

board of Directors and Management Team

THE BOARD OF DIRECTORS

Terry L. Haines
Chairman, President and
Chief Executive Officer

David G. Birney
Former CEO, Solvay America, Inc.

Howard R. Curd
Chairman & Chief Executive Officer,
Uniroyal Engineered Products

Joseph M. Gingo
Executive Vice President Quality Systems
and Chief Technical Officer,
The Goodyear Tire and Rubber Company

Willard R. Holland
Former Chairman, FirstEnergy Corp.

James A. Karman
Former Vice Chairman, RPM, Inc.

James S. Marlen
Chairman, President and Chief Executive
Officer, Ameron International Corporation

Michael A. McManus, Jr.
President, Chief Executive Officer
and Director, Misonix, Inc.

Dr. Peggy Gordon Miller
President,
South Dakota State University

James A. Mitarotonda
Chairman, President and
Chief Executive Officer,
Barington Capital Group, L.P.

Ernest J. Novak, Jr.
Retired Managing Partner,
Ernst & Young –
Cleveland, Ohio office

John B. Yasinsky
Former Chairman,
OMNOVA Solutions, Inc.

MANAGEMENT TEAM

Terry L. Haines*
President and Chief Executive Officer

Paul DeSantis*
Chief Financial Officer and Treasurer

Barry A. Rhodes*
Executive Vice President and
Chief Operating Officer
for North America

Alain C. Adam*
Vice President –
Global Automotive Market
Development

Gary J. Elek*
Vice President –
Controller for North America

Ronald G. Andres*
Vice President and
General Manager –
Engineered Compounds N.A.

Gustavo Perez
General Manager –
Mexico/Polybatch N.A.

Jeffrey A. Martin
General Manager –
Resin Distribution N.A.

Dennis C. Smith
General Manager –
A. Schulman Invision, Inc.

Jack B. Taylor
General Manager – Europe

Bernard Rzepka
Associate General Manager – Europe

* Executive Officers

Design by Dix & Eaton

FORWARD-LOOKING STATEMENT

This annual report may contain "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied in this report. Further information concerning issues that could materially affect financial performance related to forward-looking statements can be found in A. Schulman's Annual Report on Form 10-K for the year ended August 31, 2007, a copy of which is included in this report, and the Company's periodic filings with the Securities and Exchange Commission.

07

A. SCHULMAN, INC.

3550 WEST MARKET ST.

AKRON, OHIO 44333

END


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